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06013541

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Holcim Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FILE NO. 82- 4093

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/18/06

Holcim Hagenholzstrasse 85
CH-8050 Zürich/Switzerland


SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2006
WASH, D.C.
213
SECTION

ARLS
12-31-05

File No 82-4093


RECEIVED
2006 MAY 15 A 11:24
FICE OF INTERNATIONAL
CORPORATE FINANCE





Strength. Performance. Passion.

Holcim

Annual Report 2005 Holcim Ltd


SEC M
RECEIVED
CESSING
MAY 1 0 2006
WASH. D.C.
213
SECTION

Holcim

Annual Report 2005 Holcim Ltd

Holcim is a worldwide leading supplier of cement and aggregates as well as downstream activities such as ready-mix concrete and asphalt including services. The Group is present in more than 70 countries on all continents.



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
info@holcim.com
www.holcim.com

Key figures Group Holcim

		2005	2004[1]	±%	±% local currency
Annual production capacity cement	million t	160.4	154.1	+4.1	
Sales of cement	million t	110.6	102.1	+8.3	
Sales of mineral components	million t	5.5	4.4	+25.0	
Sales of aggregates	million t	169.3	104.2	+62.5	
Sales of ready-mix concrete	million m³	38.2	29.3	+30.4	
Net sales	million CHF	18,468	13,215	+39.8	+38.3
Operating EBITDA	million CHF	4,627	3,588	+29.0	+27.4
Operating EBITDA margin	%	25.1	27.2		
EBITDA	million CHF	4,757	3,619	+31.4	+30.0
Operating profit	million CHF	3,316	2,251	+47.3	+45.5
Operating profit margin	%	18.0	17.0		
Net income	million CHF	1,818	1,120	+62.3	+60.0
Net income margin	%	9.8	8.5		
Net income – equity holders of Holcim Ltd	million CHF	1,540	881	+74.8	+72.1
Cash flow from operating activities	million CHF	3,405	2,622	+29.9	+28.5
Cash flow margin	%	18.4	19.8		
Net financial debt	million CHF	12,693	6,846	+85.4	+71.0
Funds from operations[2]/net financial debt	%	24.9	37.5		
Total shareholders' equity	million CHF	14,250	10,661	+33.7	+21.9
Gearing[3]	%	89.1	64.2		
Personnel	31.12.	59,901	46,909	+27.7	
Earnings per dividend-bearing share[4]	CHF	6.73	4.17	+61.4	+59.0
Fully diluted earnings per share[4]	CHF	6.64	4.14	+60.4	+58.0
Cash earnings per dividend-bearing share[4,5]	CHF	7.02	5.79	+21.2	+19.3
Gross dividend	million CHF	378[6]	286	+32.2	
Gross dividend per share	CHF	1.65[6]	1.25	+32.0	

Principal key figures in USD (illustrative)[7]

		2005	2004	±%
Net sales	million USD	14,774	10,657	+38.6
Operating EBITDA	million USD	3,702	2,894	+27.9
Operating profit	million USD	2,653	1,815	+46.2
Net income – equity holders of Holcim Ltd	million USD	1,232	710	+73.5
Cash flow from operating activities	million USD	2,724	2,115	+28.8
Net financial debt	million USD	9,616	6,005	+60.1
Total shareholders' equity	million USD	10,795	9,352	+15.4
Earnings per dividend-bearing share[4]	USD	5.38	3.36	+60.1
Cash earnings per dividend-bearing share[4,5]	USD	5.62	4.67	+20.3

Principal key figures in EUR (illustrative)[7]

		2005	2004	±%
Net sales	million EUR	11,915	8,581	+38.9
Operating EBITDA	million EUR	2,985	2,330	+28.1
Operating profit	million EUR	2,139	1,462	+46.3
Net income – equity holders of Holcim Ltd	million EUR	994	572	+73.8
Cash flow from operating activities	million EUR	2,197	1,703	+29.0
Net financial debt	million EUR	8,137	4,417	+84.2
Total shareholders' equity	million EUR	9,135	6,878	+32.8
Earnings per dividend-bearing share[4]	EUR	4.34	2.71	+60.1
Cash earnings per dividend-bearing share[4,5]	EUR	4.53	3.76	+20.5

[1] Restated in line with new and revised IFRS, effective January 1, 2005.

[2] Net income plus depreciation and amortization.

[3] Net financial debt divided by total shareholders' equity.

[4] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[5] Excludes the amortization of goodwill and other intangible assets.

[6] Proposed by the Board of Directors.

[7] Income statement figures translated at average rate; balance sheet figures at year-end rate.

Contents

Holcim Ltd
Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Holcim Ltd
Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

We are creating added value for our customers on the basis of cement and aggregates.

Holcim is one of the world's leading manufacturers of quality products for the construction sector. The Group's business activities are divided into three product segments.

The cement segment includes all activities focusing on the manufacture and distribution of cement and other cementitious materials.

The aggregates segment comprises the production, processing and distribution of aggregates such as crushed stone, gravel and sand.

The third segment includes ready-mix concrete, concrete goods as well as asphalt – products which build on the two core segments cement and aggregates and undergo further refining in a transformation process. In addition to the product-specific services, this segment also covers international trading activities relating to the marketing of cement, clinker and raw materials, including the purchase of coal and petroleum coke, both important sources of energy for the cement industry.

Holcim has production sites in over 70 countries worldwide. Demand factors dictate that sales in developing and newly industrialized countries are dominated by cement, but the range of products on offer is broadened as an economy matures. Thus, aggregates, ready-mix concrete, asphalt and other customer-specific products and services are becoming increasingly important in Europe, North America and major urban centers. As a vertically integrated Group, we are able to generate added value along the entire value chain.

Founded in Switzerland in 1912, Holcim is backing global standards both in terms of production and distribution and also in relation to environmental and social responsibility. The local Group companies focus on optimum customer servicing, which also includes product-dedicated services.

Cement

Profile

Cement is a cementitious material manufactured in a large-scale, complex and capital-intensive industrial process. At the core of the production process is the rotary kiln, in which limestone and clay are heated to around 1,450 degrees Celsius and the semifinished product clinker is created by sintering. In the cement mill, gypsum is added to the clinker and the mixture is ground to a fine powder – traditional Portland cement. Holcim offers customers a very wide range of cementitious materials and also develops customized blends for special applications. To produce these, other high-grade materials such as granulated blast furnace slag, fly ash, pozzolan and limestone are added in order to modify the properties of the cement. Global cement consumption per year is estimated at over 2 billion tonnes.

Developments

In 2005, consolidated cement sales rose by 8.3 percent to 110.6 million tonnes. In addition, deliveries of mineral components amounted to 5.5 million tonnes (+25 percent). Other points worth highlighting are our solid internal growth, the strengthening of our presence in El Salvador at the beginning of the year and our entry into the Indian market in the second quarter of 2005.

Aggregates

Profile

Aggregates include crushed stone, gravel and sand. Production centers around quarrying, preparing and sorting the raw material. Aggregates are mainly used in the following construction sectors: manufacture of ready-mix concrete, concrete goods and asphalt as well as for roadbeds and railway fundaments.

Developments

During the year under review, Holcim strengthened its aggregates business substantially. Thanks to the acquisition of Aggregate Industries, Group sales of aggregates rose by 62.5 percent to 163.9 million tonnes. Aggregate Industries is a leading aggregates supplier in the UK and the US.

Other construction materials and services

Profile

Concrete is the world's most important construction material. One cubic meter consists of approximately 300 kilograms of cement, 150 liters of water and 2 tonnes of aggregates. Asphalt is a bituminous construction material used primarily for road paving. By weight, asphalt consists mainly of aggregates of differing grain size. Essentially, Holcim's service offering embraces construction services and international trading.

Developments

With the integration of Aggregate Industries into the Group, this segment expanded significantly in 2005. Deliveries of ready-mix concrete increased by 30.4 percent to 38.2 million cubic meters, while sales of asphalt reached 13.3 million tonnes. This gratifying trend underscores the importance of integration along the value chain, particularly in the case of mature markets and major urban centers.

Consolidated key figures for cement in 2005

Production capacity cement in million t	160.4
Cement and grinding plants	135
Cement sales in million t	110.6
Net sales[1] in million CHF	11,561
Operating profit[1] in million CHF	2,761
Personnel	34,543

[1] Includes all other cementitious materials.

Consolidated sales of cement 2005 per region[1]

Europe	31.8 million t
North America	18.2 million t
Latin America	23.7 million t
Africa Middle East	14.8 million t
Asia Pacific	28.9 million t
[1] Intra-region sales	–6.8 million t



Consolidated key figures for aggregates in 2005

Aggregates plants	398
Sales of aggregates in million t	169.3
Net sales in million CHF	2,293
Operating profit in million CHF	257
Personnel	6,542

Consolidated sales of aggregates 2005 per region

Europe	79.7 million t
North America	65.0 million t
Latin America	11.7 million t
Africa Middle East	9.7 million t
Asia Pacific	3.2 million t



Consolidated key figures for other construction materials and services in 2005

Ready-mix concrete plants	989
Asphalt plants	111
Sales of ready-mix concrete in million m^3	38.2
Sales of asphalt in million t	13.3
Net sales in million CHF	6,863
Operating profit in million CHF	298
Personnel	18,750





Marked increase in profit, sound organic growth and key strategic acquisitions

Dear Shareholder

Record Group results

Holcim exploited its strengths in a favorable economic climate and buttressed its market position through major acquisitions. The consolidated financial statements reflect this successful performance and confirm our leading position as a global construction materials group. In view of the outstanding internal operating EBITDA growth of 10.5 percent and the improvement in Group net income, the Board of Directors will be proposing to the annual general meeting that the gross dividend per share be increased by CHF 0.40 to CHF 1.65.

The Board of Directors and Executive Committee will be continuing the growth strategy, which is designed to generate a sustainable increase in value. Good examples are the acquisition of Aggregate Industries, the decision to enter the emerging Indian market last year and to step up our presence there, as announced at the start of 2006, and the integration of Cemento de El Salvador into the Group.

We also expect the newly accentuated dual product strategy centering on cement and aggregates to provide major impetus. In emerging markets we concentrate chiefly on the high-growth cement sector, whereas in mature markets we intend to broaden our range of products and services still further and position ourselves as a solution provider for our customers.

Operationally, the focus was once again on costs in a drive to counter the massive rise in energy prices wherever possible. We achieved this through a variety of measures, most notably by increasing the use of alternative fuels and successful promotion of composite cements. We also made headway with administrative and IT costs.

Impressive performance in all Group regions

In Europe, virtually all Group companies were more successful than in the previous year. This was supported by the first-time consolidation of Aggregate Industries UK, higher delivery volumes, predominantly attractive selling prices and cost savings. The key performance drivers were the Group companies in Spain, France Benelux, the UK, Switzerland, Southeast Europe and Russia.

We made significant progress in North America. Holcim US raised cement shipments again and recorded higher prices across the board. Combined with further modernization of the production base, this led to a substantial improvement in its operating result. Aggregate Industries US posted good results. On account of major maintenance work at two cement plants, the Canadian Group company fell marginally short of the previous year's result.

The economy in Latin America remained on a growth track and even gained momentum in some areas in the second half of the year. With a few exceptions, Group companies sold more and reported higher operating results thanks to efficiency gains and the increased use of alternative fuels. The Group companies in Mexico, Costa Rica, Ecuador and Argentina performed particularly well.

All companies in Africa and the Middle East increased sales volumes significantly. There was also a marked rise in their financial results. Together with North America, this Group region thus achieved the top internal growth rate. Attention should be drawn specifically to the progress made in South Africa, Egypt, Lebanon and Morocco, where a new cement plant is currently being built near Casablanca.

Given the decision to enter the Indian market, Group region Asia Pacific was dominated by expansion. Demand for construction materials continued to pick up. Prices recovered somewhat in the Philippines and Sri Lanka. At Holcim Indonesia, the restructuring of previous years started to bear fruit. Overall, the importance of this Group region for Holcim increased further.

Expansion strategy is having an impact

We aim to achieve a balance in our portfolio between growth markets and industrialized economies. The acquisition of Aggregate Industries has optimized our product range along the entire value chain. It has given us a foothold in the UK and is an ideal fit with our established cement business in key US markets. The acquisition has increased the weighting of the "Aggregates" and "Other construction materials and services" segments.

In India, Holcim entered into an alliance with Gujarat Ambuja Cements. Through an Indian holding company, we have held a majority interest in Ambuja Cement Eastern and a substantial interest in the country's second largest cement producer, The Associated Cement Companies, since April 2005. In line with our controlling interest in The Associated Cement Companies, we gained a majority on the Board of Directors in January 2006. We have also acquired a major shareholding in our partner Gujarat Ambuja Cements and signed a shareholders' agreement with the founder families. The Group's total cement capacity in this fast-growing and densely populated country is now 34 million tonnes, positioning Holcim as one of the market leaders and providing scope to expand its network around the Indian Ocean.

Sustainable development is paying off

Holcim also made significant progress with sustainable development in the year under review. This has been recognized by external parties, confirming that Holcim is a leader in this respect too.

The Group-wide "Passion for Safety" initiative is particularly important for all employees and business partners. The aim is to achieve a significant improvement in safety at work. A stronger focus on safety should reduce the accidents and deaths that are sadly still registered.

Another challenge is reducing CO_2 emissions into the atmosphere. We have every intention of meeting the clear targets set. Major contributions to this include the safe and socially acceptable use of alternative fuels, and replacing clinker by mineral components. We specifically foster social commitment to families and local communities around our production sites, especially in developing countries and emerging markets.

The Holcim Foundation for Sustainable Construction concluded its first global competition for sustainable construction projects. Out of 1,500 project entries the regional awards were presented in fall 2005. The global awards, selected by an independent international jury, will be presented in Bangkok in April 2006. In this way, Holcim is positioning itself as an advocate of sustainable construction.

Thanks to our employees worldwide

Thanks to the enormous commitment and expertise of our employees and the trust placed in us by customers and business associates around the world, we made further progress toward our goal of becoming the most respected company in our sector with the best sustainability track record.

We would like to thank them for that.

Outlook for business activity remains good

Holcim is tackling future challenges with enthusiasm and a strong basis. The progressive integration of Aggregate Industries, with its strong customer focus, will reinforce the company's strength. The new base in India has opened up substantial growth potential which is waiting to be tapped.

We expect the construction sector in Holcim's main markets to remain favorable in fiscal 2006. The Board of Directors and Executive Committee anticipate that both established Group companies and the newly consolidated companies will report sound growth. We expect that Holcim will be able to absorb higher energy costs with price adjustments and efficient energy management. In 2006, internal operating EBITDA growth will be once again above the long-term average of 5 percent.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

March 1, 2006

Customer focus:

A reliable partner is always there. Now and for the long haul.



"We have already supplied our concrete plants with nearly 1 million tonnes of aggregates for this project. And a further 2 million tonnes will go directly to the jobsite. This calls for sophisticated logistics", says Pat Ward of Aggregate Industries US.

A major project is under way in the US state of Colorado. A new express train rail line which will be over 30 km in length is under construction around the metro Denver area, along with more than 27 km of new highways. The aim is to make it possible to reach Denver faster and more efficiently and bypass the city more easily.

In close cooperation with the Colorado Department of Transportation, work has been proceeding simultaneously at various construction stages over a five-year period. The total cost of the construction project amounts to around 1.7 billion US dollars.

The cooperation between Aggregate Industries US and general contractor Kiewit Western Co is equally close. A high degree of professionalism on both sides and a constant willingness to provide service is also leading to impressive results in the form of high-speed rail lines with bridges, tunnels, stations, sound-insulating walls and other features.

Once the structures have been completed, Holcim will have delivered a total of 195,000 tonnes of cement, which will have been processed into nearly 780,000 cubic meters of finished concrete. Randy Sanman, District Manager of Kiewit Western Co and Pat Ward, the man in charge of this market region of Aggregate Industries US, have already set a date for their first joint rail journey.



Randy Sanman of Kiewit Western Co: "It's an exciting project. To realize what sort of a challenge we are facing, I only have to think of the I25/225 interchange, where the highways cross a section of the suburban rail line, part of which goes through a tunnel."



"Having a partner you can rely on in every way is a basic requirement for this type of construction project. And I have such a partner."



"Dayton train station is directly above the highway. Work was under way in several places at once at this location. A remarkable feat on the part of the logistics people."



"Innumerable subprojects are emerging: a multilevel park-and-ride car park is under construction at Lincoln Station which will have over 1,700 parking spaces."

Key success factors

Holcim's very solid financial performance confirms its status as one of the leading players in the building materials industry and forward-looking acquisitions have further strengthened the Group's market position.

The focus is on sustainable added value
Holcim aspires to be the most respected and attractive company in the building materials industry. To live up to this goal, the company is aiming for a number of strategic objectives which enjoy equal priority.

Holcim is aiming for a systematic increase in value based on a better-than-average operating performance and a solid return on capital employed.
Our aim is to make Holcim the most recommended share in its sector.

Solid internal and external growth means that we can maintain and further expand our market position to ensure that in future we continue to rank as a leading global player in the building materials industry.

Another of our aims is to adopt a clear customer-focused approach. Supported by demand-driven, innovative products, we want to be recognized along the entire value chain as the supplier of first choice in the market.

Respect and understanding for a wide range of different cultures have always been part of how Holcim perceives itself. To secure our "license to operate" and our long-term success, we give high priority to the principles of sustainable development from an economic, social and environmental point of view. Safety at work plays an important part in this.
The extent to which these targets are achieved depends largely on the quality and commitment of our employees.

Holcim sees itself as a model employer able to recruit the best staff in the industry and motivate them over the long term. Staff management and development guarantee optimum performance and the general success of the company. We demand commitment and recognize achievement, which we reward with performance-based remuneration.

Holcim intends to continue to strengthen its position as a highly regarded business partner in the eyes of customers, suppliers and the public, particularly at its production locations. Outwardly, Holcim operates under a single global brand name. This strengthens cohesion within the multinational group of companies and helps promote a positive perception of Holcim.

Further discussion of the topic of sustainable added value can be found in the following chapters.

Transparent strategy
Holcim's strategy for generating value is founded on three central pillars: focusing on the core business, geographical diversification and striking a balance between local business responsibility and global leadership.

Key pillars of our strategy for generating value

Goal	Creation of value				
Strategy	Product focus		Geographic diversification		Local management Global standards
Mindsets	Sustainable environmental performance	Better cost management	Permanent marketing innovation	Human resources excellence	Corporate social responsibility
Base	People				

Added value is Holcim's paramount objective, an objective that is based on the three strategic pillars and determines guidelines in the functional sectors. The most important foundation on which everything rests is a workforce that gives its best on a daily basis.

Cement and aggregates are key

Holcim's success as one of the world's leading building materials groups is based not least on a clear and simple product strategy, starting out from the production and distribution of cement and aggregates – both key basic materials in the construction sector.

It is in raw material processing operations that the main focus of the Group's investment activities and value creation efforts lies. Both are highly capital-intensive and tie up assets long term as well as being dependent on sustainable raw material reserves and cost leadership expertise.

Depending on market conditions and customer needs, the range of products and services is supplemented by downstream offerings in which cement and aggregates are necessary ingredients, i.e. in the main ready-mix concrete, concrete products, asphalt and other related products, including associated services.

Vertical integration, which is dependent on market maturity and competition dynamics, enables Holcim to strengthen its presence and position in the markets. It places Holcim in a position to offer the various customer segments tailored solutions from a single source. Holcim's systematic positioning in product and service sectors close to the end-consumer means the Group can stand out better in the competitive arena and supply more innovative offerings. In recent years, Holcim has shifted the emphasis from being a predominantly product-oriented company toward a customer-focused organization.

Cement and aggregates are the basis – concrete and asphalt bring us closer to the end-consumer.



Value chain
Supply
Demand
Sales channels
Basic materials processing
Transactional
Transformational
End-users
Applications in the construction sector
Cementitious materials
Cement
Mineral components
Aggregates
Sand, gravel, stone, recycled aggregates
Direct sales
Traders
Wholesalers
Retailers
Direct sales
Ready-mix concrete
Concrete products
Mortars
Asphalt
General contractors
Masons
Self-builders
Civil engineering contractors
Housing
Commercial/industrial building
Infrastructure

Optimized product range along the value chain

The "Holcim Value Chain" describes Holcim's range of activities and the products and services it offers. The Group systematically concentrates on building materials in which we have many years of expertise – on building materials that complement each other ideally and which taken as a whole generate attractive added value. We have identified further major growth potential in all the markets in which we operate and so see no need to diversify beyond our core business.

With the acquisition of Aggregate Industries, Holcim significantly strengthened the weighting of the segments aggregates and other construction materials and services. Their share of net sales increased to 11.1 percent (2004: 7.2) and 33.1 percent (2004: 24.6), respectively. Aggregate Industries gives us access to valuable marketing know-how, which will also benefit other Group companies.

Net sales per segment	2005		2004	
Million CHF				
Cement[1]	11,561	55.8%	10,011	68.2%
Aggregates	2,293	11.1%	1,063	7.2%
Other construction materials and services	6,863	33.1%	3,607	24.6%

[1] Includes all other cementitious materials.

Our investment policies and product ranges are geared to the maturity of the market and resulting local customer needs. In the emerging markets, for example, the main emphasis is on building up and expanding cement production. As an economy becomes increasingly mature, there is greater vertical integration and Holcim's product range broadens. During an initial phase, the ready-mix concrete business is established first in the major urban centers. In a later stage of development, particularly in the industrialized countries, this is followed by a more sharply differentiated product range encompassing the full spectrum of aggregates including downstream value added materials such as asphalt. This forward integration is accentuated by the degree of government regulation and shortages of high-grade reserves of raw materials.

Geographical diversification pays

Holcim is more globally active than any other building materials group, with operations in over 70 countries on all continents. The broad geographical basis guarantees a stable earnings foundation as cyclical setbacks in individual regions are normally evened out by economic growth in other markets.

Net sales per region	2005		2004	
Million CHF				
Europe	7,037	36.9%	4,744	34.8%
North America	4,704	24.7%	2,630	19.3%
Latin America	3,158	16.6%	2,785	20.4%
Africa Middle East	1,873	9.8%	1,540	11.3%
Asia Pacific	2,288	12.0%	1,945	14.2%

In 2005, the emerging markets accounted for 41.1 percent of Group companies' consolidated sales.

Net sales mature versus emerging markets



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
45.6%
47.0%
47.7%
48.7%
41.1%
54.4%
53.0%
52.3%
51.3%
58.9%
2001
2002
2003
2004
2005
Emerging markets
Mature markets

Holcim's growth strategy mainly concentrates on growth markets, particularly in Latin America, Asia, Africa and the Middle East. In these groups of countries, the focus is usually on the cement business. One major step during the year under review was the Group's entry into the Indian market, where the cement industry is in a strong expansion phase as the market requires significantly more cement every year.

Broad-based management at local level

Holcim is a multinational group in the truest sense of the term. Our business has strong local roots and is geared to the conditions and needs of the specific markets, since it is there that value is created. The individual Group companies intend to further expand and strengthen their cost and market leadership in these markets. To do so, they need room for entrepreneurial flexibility, but also support from the Group in the form of technical expertise and guidance to ensure lasting success. Holcim believes that striking the right balance between local power and autonomy on the one hand and the right degree of support and intervention from Group headquarters on the other is the key to maintaining and further expanding our lead position in the building materials industry. A coherent program of basic and continuous management training as well as systematic succession planning to develop candidates with executive potential at both national company and corporate level are decisive instruments in the drive to strengthen the Group.

Success guaranteed by a proven corporate governance track record

Holcim realizes that its credibility and reputation as a business depends on sound, transparent corporate governance. This promotes confidence on the part of national and international investors, business partners, employees and the public at large.

Organization and management

Holcim advocates self-responsibility and commitment on the part of local management at Group companies and production sites to ensure that different market needs can be addressed rapidly and flexibly. The Group is managed through a system of line responsibility structured according to geographical criteria. The Executive Committee is supported by efficient corporate staff units and modern management systems.

Corporate governance means efficient management and control
At Holcim, corporate governance is a central focus. The system of directing, monitoring and organizing the highest corporate management levels, of business policy principles, and of internal and external control mechanisms guarantees responsible management and control of the company with the focus on value creation.

Various quarters have acknowledged the major progress made by Holcim in this area over the past few years. For example, we ranked third in ZKB's ratings, and the Ethos Fund has included us in its list of Switzerland's 20 best companies.

In the fall of 2004, the Board of Directors and the Executive Committee adopted the "Code of Conduct" as an integral part of our mission statement. The rules of conduct contained in the Code apply throughout the Group and testify to Holcim's advocacy of sustainable development and social responsibility.

Dual line and functional management responsibility
Holcim is a globally active group with 60,000 employees on five continents. We are mainly involved in the production and distribution of our core products cement and aggregates as well as concrete and asphalt, which are based on them. Holcim manufactures locally for local markets. The key to the Group's success therefore lies in the competence of our local management teams. The operating units in over 70 countries fall under the line responsibility of individual Executive Committee members. The latter are assisted by Area Managers in their management tasks. In addition, each Executive Committee member has functional responsibility for individual corporate areas such as Cement Manufacturing, Commercial or Human Resources.

This dual management approach gives Holcim an ideal combination of primarily local value creation and Group-wide know-how transfer to fully tap the potential for improvement.

Holcim has an efficient and lean organizational structure which enables it to respond rapidly to new challenges. Holcim's hierarchical structures are flat and its divisions of responsibility clearly defined – both at Group level and at the individual Group companies. This ensures that decisions are based on expert knowledge and cost awareness and that new processes or standards are implemented within the shortest possible time.

The Group's managers, the regions and the countries and local sites are assisted by service centers at regional level and by central corporate staff units at global level. Holcim has efficient and well-structured management systems in place. Clear guidelines are in force which Group companies are expected to consider in all key areas of the business, from technology and environmentally friendly production to human resources and finances.

In fiscal 2005, the Group's management was strengthened with a view to further growth. Corporate Functional Managers responsible for key areas at Group level reduce the workload of the Executive Committee, allowing the latter to concentrate more on the overall management of the Group companies.

Business Risk Management identifies risks and opportunities

Business Risk Management supports the Executive Committee and the managements of the Group companies in their strategic decisions. Business Risk Management's remit is to help systematically recognize major risks to the company and entails identifying potential risks at an early stage and proposing and implementing countermeasures at the appropriate level. Risk management impacts on the company as a whole. While it embraces all risk types in the strategic, operating and financial sector, it also takes in external factors. In addition to the Group companies, the Executive Committee is also involved in discussions and assessments. The Group's risk profile is assessed from a variety of "top-down" and "bottom-up" angles. It not only seeks out threats, but also opportunities. A central database allows fast, secure access to pertinent information on Group companies worldwide. The Executive Committee reports regularly to the Board of Directors on important risk analysis findings and provides updates on the measures taken.

Internal Audit contributes to the success of the company

Internal Audit is an independent body which reports directly to the Chairman of the Board of Directors and to the Audit Committee. Internal Audit does not confine itself to financial audits, but also monitors compliance with external and internal guidelines. Internal Audit identifies risks along the entire value chain.

Particular attention is paid to the effectiveness and efficiency of internal management and control systems, including:

Examining the reliability and completeness of financial and operational information
Examining the systems for controlling compliance with internal and external directives such as plans, processes, laws and ordinances
Examining whether business assets are secured

Shared leadership strengthens the Group

In recent years, Holcim has systematically focused on value enhancement, introducing instruments which measure performance within the Group and enable management to participate directly in target attainment.

A standardized, variable system of compensation is in place throughout the Group for our senior executives. It is not only the Group's objectives that are factored into salaries, but also the specific circumstances at individual Group company level. A significant proportion of the performance-related bonus is paid in the form of Holcim shares which are locked in for a period of three to five years. This system focuses on the common target of a sustainable increase in the Group's performance and value.

Organizational chart as at March 1, 2006



Holcim Board of Directors
Audit Committee*
Governance, Nomination & Compensation Committee
Markus Akermann
CEO
Benoît-H. Koch
Hansueli Heé
Thomas Knöpfel
Paul Hugentobler
Tom Clough
Theophil H. Schlatter
CFO
Executive Committee
North America
UK, Norway
Mediterranean[1]
International Trade
Europe[2]
Latin America[3]
Mexico
South Asia
ASEAN[4]
East Asia[5]
Oceania
South & East Africa
Regional Line Responsibility
Bill Bolsover
Javier de Benito
Area Manager
Urs Bühler
Area Manager
Bernard Terver
Area Manager
Gérard Letellier
Area Manager
Area Managers
Aggregates & Construction Materials, Sustainable Development
Cement Manufacturing
Legal & Compliance
Strategy & Risk Management, Communication
Commercial, Procurement, IT
Human Resources, Branding
Finance & Controlling
Functional Responsibility
Aggregates & Construction Materials Services
Cement Manufacturing Services
Strategy & Risk Management
Commercial Services
Deputy CFO
Corporate Functional Managers

* Internal Audit reports to the Chairman of the Board of Directors.

[1] Incl. Iberian Peninsula. [2] Excl. Iberian Peninsula, UK and Norway. [3] Excl. Mexico. [4] Excl. Philippines. [5] Incl. Philippines.



Board of Directors

Rolf Soiron
Chairman,
Chairman of the Governance, Nomination & Compensation Committee

Andreas von Planta
Deputy Chairman

Markus Akermann

Erich Hunziker

Willy R. Kissling

Peter Küpfer
Chairman of the Audit Committee

Gilbert J.B. Probst

H. Onno Ruding

Thomas Schmidheiny

Wolfgang Schürer

Dieter Spälti

Secretary of the Board of Directors

Christian Wind

Executive Committee

Markus Akermann
Chief Executive Officer, Mexico

Tom Clough
East Asia including the Philippines, Oceania and South and East Africa

Hansueli Heé
Europe excluding the Iberian Peninsula, the UK and Norway

Paul Hugentobler
Southeast Asia and ASEAN excluding the Philippines

Thomas Knöpfel
Latin America excluding Mexico

Benoît-H. Koch
North America, UK, Norway, Mediterranean including Iberian Peninsula, International Trade

Theophil H. Schlatter
Chief Financial Officer

Area Managers

Urs Böhlen

Bill Bolsover

Javier de Benito

Gérard Letellier

Bernard Terver

Corporate Functional Managers

Bill Bolsover

Jacques Bourgon

Beat Fellmann

Roland Köhler

Stefan Wolfensberger

Group Auditors and Statutory Auditors

Ernst & Young Ltd

Management Structure

See organizational chart as at March 1, 2006 on page 21.

Changes

Having reached retirement age, Peter G. Wodtke resigned from the Board of Directors with effect from the annual general meeting on May 3, 2005.

During the year under review, Andreas von Planta was appointed Deputy Chairman.
Rolf Soiron took over as Chairman of the Governance, Nomination & Compensation Committee.

The Board of Directors proposes that the annual general meeting on May 12, 2006 elect Lord Fowler and Adrian Loader to serve in this body.

During the 2005 financial year, Corporate Functional Manager Hans Braun stepped down from his function at the end of June for reasons of age.

Effective January 1, 2006, Bill Bolsover was appointed Area Manager of Holcim Ltd. In addition to his line duties as CEO of Aggregate Industries, he also heads the newly created Aggregates & Construction Materials Services, assuming responsibility for the Group-wide enhancement of performance in the aggregates and ready-mix concrete business, including downstream activities.

Capital market information

As a global company, Holcim regularly makes active use of the capital markets worldwide to raise debt and equity capital. Even after its major acquisitions, which were mostly funded by borrowing, Holcim has excellent ratings with Standard & Poor's and Fitch.

Performance of Holcim share versus Swiss Market Index (SMI)



CHF 100
CHF 80
CHF 60
CHF 40
CHF 20
CHF 0
2001
2002
2003
2004
2005
2006
Holcim share[1]
SMI (adjusted)

[1] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.

Thanks to the Group's gratifying business results and successful acquisitions in the UK, the US and India, Holcim's share performed very well in 2005. With a closing price of CHF 89.50 at the end of 2005, Holcim's share was up 30.7 percent on the prior-year figure of CHF 68.50.

Since the introduction of the standard share on June 10, 2003, the share price has risen by an average of 29.2 percent per year, while over the same period the SMI gained an average of 19.7 percent per year.

Listings

Holcim is listed on the SWX Swiss Exchange. Its shares are traded on virt-x. Each share carries one voting right. As at December 31, 2005, the company's market capitalization stood at CHF 20,578 million (2004: 15,750).

Additional data

Security code number	1221405
Telekurs code	HOLN
Bloomberg code	HOLN VX
Reuters code	HOLN.VX

Major shareholders

Information on major shareholders can be found on page 156 in this report.

Distribution of Holcim shares and breakdown of shareholders

The majority of shares held in other countries are owned by shareholders in the UK and the US.

Geographical distribution

Switzerland	41%
Other countries	32%
☐ Shares pending registration of transfer	27%

Breakdown of shareholders by number of registered shares held

1–100	4,031
101–1,000	15,785
☐ 1,001–10,000	4,226
☐ 10,001–100,000	498
☐ > 100,000	98





Free float

The free float as defined by the SWX Swiss Exchange stands at 78 percent.

Dividend policy

Dividends are distributed annually. The next dividend *payment is scheduled for May 17, 2006.* Over the medium term, Holcim aims to achieve a payout ratio of one third of net income attributable to equity holders of Holcim Ltd.

Weighting of Holcim registered share in selected share indices

Index	Weighting in %
SMI, Swiss Market Index	1.75
SPI, Swiss Performance Index	1.57
BEBULDM, BE500 Building Materials Index	11.83
SXOP, Dow Jones STOXX 600 Construction	7.42
DJSI World, Dow Jones Sustainability Index World	0.14
FTSE4Good Europe Index	0.22

Sources: Bloomberg, Dow Jones Sustainability Indexes, FTSE Index Company, end-December 2005.

Information on Holcim registered shares

Further information on Holcim registered shares can be found at www.holcim.com/investors

Key data Holcim registered share[1]

Par value CHF 2	2005	2004[2]	2003[2]	2002[2]	2001[2]
Number of shares issued	229,925,518	229,925,518	201,184,829	201,184,829	201,184,829
Number of dividend-bearing shares	229,925,518	229,925,518	201,184,829	201,184,829	201,184,829
Number of shares conditional capital	14,007,875[3]	14,007,875	14,007,875	14,007,875	9,007,875
Number of treasury shares	828,998	6,786,750	5,958,869	6,074,065	6,023,000
Stock market prices in CHF					
High[4]	90	70	59	77	79
Low[4]	69	56	37	40	52
Earnings per dividend-bearing share in CHF[5]	6.73	4.17	3.49	2.74	4.24
Cash earnings per share in CHF[5,6]	7.02	5.79	4.93	4.28	5.56
Consolidated shareholders'equity per share in CHF[5]	50.14	40.14	34.82	33.50	39.10
Gross dividend per share in CHF	1.65[7]	1.25	1.15	1.00	1.00

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Restated in line with new and revised IFRS, effective January 1,2005.
[3] Shares reserved for convertible bonds issued.
[4] Bearer share until unification of share structure (June 10, 2003), registered share afterwards.
[5] Before minority interest, based on weighted average number of shares outstanding, see note 14.
[6] Excludes the amortization of goodwill and other intangible assets.
[7] Proposal of the Board of Directors.

Disclosure of shareholdings

Under Art. 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), whosoever, directly, indirectly or in concert with third parties, acquires or disposes of shares, for his own account, in a company incorporated in Switzerland whose equity securities are listed, in whole or in part, in Switzerland and thereby attains, falls below or exceeds the threshold of 5, 10, 20, $33\frac{1}{3}$, 50 or $66\frac{2}{3}$ percent of the voting rights, whether or not such rights may be exercised, shall notify the company and the stock exchanges on which the equity securities in question are listed.

Registration in the share register and restrictions on voting rights

On request, purchasers of registered shares are entered in the share register as voting shareholders provided that they expressly declare that they acquired the shares in their own name and for their own account. The Board of Directors will enter individuals whose requests for registration do not include an express declaration that they hold the shares for their own account (nominees) in the share register as shareholders with voting rights, provided that such nominees have concluded an agreement with the company concerning their status and are subject to recognized banking or financial market supervision.

Group credit rating solid

Holcim Ltd's current credit rating – as awarded by Standard & Poor's – is "BBB+" for long-term liabilities and "A-2" for short-term liabilities. In addition, during the year under review the international ratings agency Fitch rated us "BBB+" with "outlook stable" for long-term liabilities and "F2" for short-term credit. We expect this rating to further improve Holcim's attractiveness on the financial markets and to appeal to broader circles of investors.

Current rating

	Standard & Poor's	Fitch
Long-term rating	BBB+, outlook stable	BBB+, outlook stable
Short-term rating	A-2	F2

Financial reporting calendar

Press and analyst conference on annual results for 2005	March 1, 2006
Results for the first quarter 2006	May 11, 2006
General meeting of shareholders	May 12, 2006
Dividend payment	May 17, 2006
Half-year results for 2006	August 24, 2006
Press and analyst conference for the third quarter 2006	November 8, 2006
Press and analyst conference on annual results for 2006	February 28, 2007



About 40 years ago, the teacher Dr. A.T. Ariyaratne founded Sarvodaya, which today has established itself as a leading local NGO. Thanks to its broad experience, Sarvodaya knows the people and their needs. Sarvodaya's local community experience and Holcim Lanka's construction expertise teamed up to put in place one of the most successful rebuilding partnerships in the nation's post-tsunami rebuilding endeavor.

For years, Holcim Lanka has been committed to social responsibility. As a local industry leader, Holcim Lanka initiated community-based programs as well as technical support for prospective home owners and masons to build quality houses.

Being affected by the tsunami itself, Holcim Lanka provided immediate relief to the communities around its Ruhunu plant. Within days, the company's employees initiated the Holcim Fund for Reconstruction with a view to actively helping rebuilding efforts in the communities. The Fund also received significant contributions from Holcim Ltd and other Group companies around the world. The Fund, governed by a board of custodians, forged partnerships with community leaders and organizations, mainly local and foreign NGOs, in order to identify reconstruction needs and potential recipients. Together with Sarvodaya, a local NGO with four decades of experience in community service and an in-depth knowledge of the country's people, the Holcim Fund for Reconstruction put in place one of Sri Lanka's most successful rebuilding programs, covering all affected regions. Within a year, the Fund constructed close to 650 new houses, several schools and provided livelihood support – an achievement only possible due to Holcim Lanka's expertise in affordable housing construction. Ranil Sugathadasa, the Fund's responsible manager for construction, deserves much praise for his drive and commitment in overseeing the entire process.

Social responsibility:

Fast, responsible and focused. An industry's human face.



"The distribution of support both in cash and in-kind was conducted through a well-planned process of immediate relief and a long-term rebuilding program."



"Holcim Lanka's past experience in working with the communities enabled the company to quickly assist people affected by the tsunami. With expertise in cost-efficient construction as well as project management, the Holcim Fund for Reconstruction maximized use of every dollar so that as many people as possible could benefit."



"Nearly 650 new houses were built within a year – a remarkable achievement for all involved, demonstrating what proper planning and commitment can achieve."



"Hope is once again alive in the faces of the tsunami victims settling into their new homes. Holcim Lanka is proud and touched to have contributed to alleviating an emergency."

Environmental commitment and social responsibility

The integration of sustainable development into our business model is of great importance to Holcim, and likewise an industry priority. Our efforts were acknowledged with the ranking "Leader of the Industry" in the Dow Jones Sustainability Index (DJSI) 2006.

Sustainable development has been a high priority for Holcim for many years – both on a strategic corporate level as well as at Group company operations. We see opportunities to influence all stages of the construction value chain, spanning procurement, production, customers and end-users, and including the co-processing of alternative fuels and raw materials.

Accordingly, Holcim has further strengthened our management systems and launched several sustainability initiatives. Our priority issues are occupational health and safety, climate and energy, community involvement, and stakeholder dialogue.

Industry leader

Holcim was once again selected for inclusion in the "Dow Jones Sustainability World Index", the European "Dow Jones STOXX Sustainability Index" and the "FTSE4Good Index Series". Holcim was also ranked "Leader of the Industry" in the DJSI 2006. This represents external recognition of the Group's continuous, systematic efforts to embed sustainable development in core business. Particularly in the category "Climate Strategy" Holcim received top ranking.

Partnerships underpin a stable business environment

At Group level, our commitment is supported, for example, by our membership of the World Business Council for Sustainable Development (WBCSD). Activities focus on the Cement Sustainability Initiative (CSI), a coalition of like-minded industry colleagues. We are also involved in other strategic memberships and partnerships. This includes our support for the UN Global Compact (UNGC), an international initiative bringing companies together with UN agencies. It aims at advancing responsible corporate citizenship. Another example is the Global Reporting Initiative (GRI). This involves voluntary reporting on economic, social and environmental impacts at company and Group level.

We attach particular importance to our public-private partnership with GTZ, German Technical Cooperation. Holcim's first agreement with this body was signed in 2003 and has been extended until 2008 based on its success to date. GTZ and Holcim will continue to work together to develop and secure international recognition for guidelines for the optimal utilization of alternative fuels in the cement industry.

Mutual trust and acceptance form the basis for a stable corporate and business environment. Group companies systematically promote dialogue and cooperation with a range of stakeholders to ensure this outcome.

Occupational health and safety has priority

Despite significant efforts, our occupational health and safety (OH&S) performance remains poor. Accidents are still happening which not only affect our own employees, but also those of our subcontractors. We deeply regret the tragic loss of lives and send our condolences to all families.

To achieve continuous improvement, we developed and launched the "Passion for Safety" initiative in close cooperation with DuPont, a leader in the field. The aim is to foster an uncompromising culture of safety. Clear responsibilities will ensure everyone takes ownership, both for their own safety and the safety of others.

Failures and errors must be reported and analyzed immediately and the Executive Committee must be informed of corrective measures taken. In this way, Holcim is committed to the objective of zero-injuries – for employees, suppliers, subcontractors and visitors.

Careful resource use and CO_2 reduction

Efficient use of natural resources is an important pillar of our environment policy. In 2002, Holcim committed to reduce our global average specific net CO_2 emissions by 20 percent by 2010, based on 1990 emissions. Thanks to a systematic increase in energy efficiency, the recycling of waste and the replacement of clinker and natural raw materials, Holcim is on the way to achieving this target.

In 2005, our CO_2 monitoring and reporting system was verified. Holcim is convinced that improving the CO_2 efficiency of our products and processes is the best strategy to sustainably meet the rising demand for cement. At the same time, foundations are laid for further economic and social development, in emerging and developing countries in particular. Consumers have a responsibility to consider not only price-performance ratios in their purchasing decisions but to also look closely at the environmental and social performance of those products.

Specific gross and net direct CO_2 emissions



800
750
700
650
600
550
5
0
-5
-10
-15
-20
-25
reduction target
90
00
01
02
03
04
05
10
kg CO2/tonne cement
% improvement
improvement rate
Gross
Net (i.e. less all acquired emission rights)

The CO_2 data are interim figures subject to external assurance. The verified emission figures will be published in the Sustainability Report 2005.

Holcim welcomed the commencement of the European Union's Emissions Trading System (EU-ETS) in 2005. It represents the most efficient mechanism yet established to achieve greatest emissions reduction at a given cost. However, we advocate the implementation of a performance-based allocation of allowances as soon as possible. The current system penalizes companies that addressed environmental concerns at an early stage and invested significant resources in reducing emissions. The only way to bring about further efficiency improvements, innovation and investment is by adopting a system of benchmarking not based on historical data.

Alternative fuels and raw materials' progress continues

Holcim is confident that the use of alternative fuels and raw materials (AFR) represents an active contribution to economic, environmental and social sustainable development goals. Thanks to improved waste management, less space is required for landfill sites and their attendant risks can be reduced.

Thermal substitution



16
14
12
10
8
6
4
2
0
90
98
99
00
01
02
03
04
05

% thermal energy from alternative fuels

Substantial investments in environmental improvements

In 2005, Group-wide emissions of NOx, SO2 and dust were reviewed by external assurance providers for the first time. This helps us to establish a solid, independent basis for the definition of voluntary emission reduction targets in the future.

In the year under review, the Group invested CHF 104 million (2004: 78) in environmental improvements at production facilities in all segments. We also maintain appropriate provisions in line with legal and contractual obligations. Provisions for site restoration projects and other environmental liabilities amounted to CHF 388 million as at December 31, 2005 (2004: 249).

Integration of sustainability along the construction value chain

Holcim takes account of sustainable development issues in our relationships with suppliers. Group-wide procurement standards were introduced in 2005. With respect to customers, we conducted studies in five key markets to determine the influence of environmental and CSR programs on our image and were pleased to note that Holcim was mostly seen as a leader in these fields.

Social responsibility – locally implemented

Holcim's social commitment in the communities where our facilities are located is long standing. Our Group companies are particularly involved in the areas of education and training, sustainable community development and building infrastructure for livable communities. In 2005, about CHF 9 million was invested in selected projects and a further CHF 16 million was paid in in-kind support.

Building on the success of our "Mi Casa" initiative in Mexico, the Group has developed innovative approaches to the construction of affordable housing in other markets, with a view to enabling large sections of the population to obtain a home of their own. We offer technical support, ready access to the necessary construction materials and assist in finding financial solutions such as microcredits.

Rapid assistance after tsunami and Hurricane Katrina disasters

Immediately following the catastrophic tsunami that devastated large parts of Asia, Holcim launched an extensive aid and reconstruction effort. Our Group companies in Sri Lanka, Thailand and Indonesia established relief funds endowed with a total of CHF 4.1 million thanks to the support of the Group, numerous Group companies and employees. Initial assistance was provided rapidly and efficiently. Our support of reconstruction efforts to date has been acknowledged in all locations. Please see the article in the picture section on pages 28 and 29 for more information on our actions in Sri Lanka.

Our Group company Holcim US also provided assistance after Hurricane Katrina devastated the southern coastal areas of the United States centered around New Orleans. USD 600,000 was donated to non-profit organizations and affected employees.

Holcim Foundation for Sustainable Construction rewards future-focused projects

In 2003, Holcim established the Holcim Foundation for Sustainable Construction. In addition to the Holcim Forum, the Holcim Awards recognize outstanding sustainable construction projects. Last year, planners, architects, and developers were invited to submit projects for the first time.

1,500 submissions from 120 countries met the criteria and were judged by independent juries in five regions. Target issues for sustainable construction were developed in close collaboration with the Foundation's partner universities and included environmental, social, economic and aesthetic aspects. Last autumn, three Holcim Awards were presented at each of five formal ceremonies in Geneva, Beijing, Boston, Johannesburg and Rio de Janeiro. The winning projects were very different, yet were all trendsetting. An international jury will select the three best entries worldwide from among the 15 regional winners. These will receive the global Holcim Awards in April 2006 in Bangkok.

The Holcim Awards have attracted high interest around the globe and established an important platform for sustainable construction, positioning Holcim as a company committed to responsible construction beyond the boundaries of our own industry.

Human resources

High standards of leadership, credible management and first-class basic and continuous training at all hierarchical levels – all these factors combined place Holcim on a sound footing. Future growth is guaranteed by committed and qualified staff with a solid performance track record.

Consolidated growth creates new opportunities

The Group grew significantly in 2005. At the same time, its product portfolio expanded substantially, with a strengthening of the aggregates segment and downstream activities. The Group's rapid internal and external growth in recent years and a dynamic market environment pose challenges for personnel management and employee development. Employees are enjoying new opportunities for international careers. Corporate Human Resources and Corporate Training & Learning have therefore developed their ideas further and launched a number of measures which affect the Group at all hierarchical levels.

A keenness to learn

At a stroke, the takeover of Aggregate Industries and the entry into the Indian market increased the consolidated headcount by some 11,500 employees, or 25 percent. As a result, we currently have very extensive training requirements for the phased introduction of standard Group-wide systems and processes. In order to integrate the new companies into the Group rapidly and efficiently, training was meticulously planned and has already been initiated. 100 percent commitment from everyone involved and a willingness to learn and apply new working methods are essential ingredients for success. The rapid integration of employees is the key to the successful integration of the new companies into the Group and will enable us to fully utilize the anticipated potential for synergies.

Group employees by segment[1]	2005	2004	2003	2002	2001
Cement[2]	34,543	32,846	32,590	33,657	28,987
Aggregates	6,542	3,271	3,372	3,780	3,921
Other construction materials and services	18,750	10,739	12,221	13,662	14,436
Corporate	66	53	37	16	18
Total Group	**59,901**	**46,909**	**48,220**	**51,115**	**47,362**

Group employees by region	2005	2004	2003	2002[3]	2001[3]
Europe	20,458	14,980	15,365	16,359	15,082
North America	10,393	5,249	5,236	5,146	5,343
Latin America	10,904	10,676	10,278	11,091	12,266
Africa Middle East	5,318	4,621	4,472	4,620	5,224
Asia Pacific	12,045	10,644	12,118	13,078	8,646
Corporate	783	739	751	821	801
Total Group	**59,901**	**46,909**	**48,220**	**51,115**	**47,362**

[1] Following the acquisition of Aggregate Industries Holcim revised its business segment model, which reflects the new product segments "Cement", "Aggregates" and "Other construction materials and services". Prior-year figures have been adjusted accordingly. The composition of the segments by products is presented in detail on page 6.

[2] Includes all other cementitious materials.

[3] Figures of service companies have been regrouped from geographical regions to Corporate.

Exchanging experience is not a one-way street

The employees of the Group companies acquired in 2005 are bringing valuable experience into the Group. Because of its specific product portfolio, Aggregate Industries is very much a market-oriented organization. In India, we have a large pool of highly skilled technical personnel in the engineering sector. Over the coming years, we intend to fully utilize these opportunities by organizing management personnel transfers, exchange programs and joint project work. Initiatives along these lines have already begun with support from Human Resources. In the near future, they will form a key focal point of this Group staff function.

Cultural diversity is a source of great strength

Holcim has long been a multicultural business. The Group's 1,000 or so senior managers come from 49 nations. This diversity is our strength. An essential component of the Group's success is a joint resolve to act in concert, regardless of cultural differences. Anyone joining Holcim needs to be aware of this requirement, which calls for flexibility and the ability to listen and approach others without reservations. Acting accordingly will pave the way for a culture of open communication to the benefit of all. This multicultural environment makes working for our company a particularly attractive proposition. It opens up opportunities beyond the individual's own limitations and broadens their personal horizon. Particular importance is attached to this Holcim hallmark, above all in the training context.

Multinationality of top and senior management

Europe, 18 countries	49%
North America, 2 countries	10%
Latin America, 9 countries	15%
Africa Middle East, 6 countries	6%
Asia Pacific, 14 countries	20%



Management development is key to securing the future

To foster cohesion within our international management team, Holcim has focused intensively on management development programs and continuous succession planning. A successful company must be able to count on well-trained management staff. However, it is equally important to offer talented young staff the opportunity to prove their leadership qualities and pursue their career development. Management skills encompass four dimensions which Holcim regards as particularly important for the selection and development of senior executives: success depends on having a thorough grasp of the business, delivering results, exhibiting exemplary conduct and being able to spur on your immediate co-workers and colleagues to perform and develop their potential.

Performance needs to be rewarded

The Group's 250 most senior management staff benefit from Holcim's standard variable remuneration system consisting of a cash component plus bonus shares. This strengthens the focus on joint objectives and reinforces cohesion among key staff members. Given the success of this system of remuneration to date, preparations are under way to open it up to a wider circle of employees.

Learning is a continuous process

Line managers have a leading part to play in the learning process. A good example is the Holcim-specific "Project Management Approach," which provides a uniform and binding framework for project management throughout the Group. This tried-and-tested management method also promotes the exchange of expertise and know-how across all Group companies, as everyone speaks the same project management "language" and project managers can draw on a reservoir of many years of experience.

Partnership with management schools

Management seminars and sector-specific cement courses are important components of continuous training at Group level. The "Senior Management Program" for top executives and the "Management Seminar" for middle-ranking executives and talented up-and-coming managers are organized in close partnership with two internationally recognized management schools – IMD in Lausanne and the University of St. Gallen. This ensures that the training content and methodological approach are always up-to-date. The first-hand report on pages 38 and 39 by Morten Holpert, Head of our North German cement plant in Lägerdorf, explains how the know-how acquired is used to implement Group strategy at local level.

Key training figures

Personnel expenses for training in million CHF	64.5
Seminar fees in million CHF	25.3
Average training days per employee/year	6.5

Decentralized training instruments for Group companies

Continuous training mainly falls within the remit of the individual Group companies. In 2005, Holcim developed two new instruments aimed at strengthening know-how and skills at local level. A manual provides a summary of the know-how on tap within the Group for the development, implementation and evaluation of continuous training. This practical guide, which can be implemented directly, is aimed at all staff with responsibility for training. As an additional instrument for reinforcing the process of permanent learning, the core content of local management training has been jointly prepared with the Group companies. Great importance is attached to the continuous training of all employees. A system of modular training blocks suitable for local use has therefore been developed in which foremen and supervisors assume direct training roles. These continuous training programs supplement the established centralized training.

Simulation programs enable efficient learning

Holcim has some excellent simulators both for clarifying macroeconomic relationships and for simulating operations in a cement plant. We have revised these simulation programs in collaboration with the Group companies and customized them to meet their needs. Both programs enable varied and risk-free training under realistic conditions.

The future of learning

Various learning modules have been redefined with a view to the ongoing development of the "Learning Organization". New approaches for disseminating knowledge faster and more efficiently in the Group are key factors. At the same time ever greater importance is being attached to learning in virtual working groups, to the use of online libraries and to the guided exchange of knowledge. The exchange of know-how and cohesion within the Group are mutually stimulating factors. The final component of basic and continuous training remains crucial: the analysis of learning progress, coupled with necessary corrective measures and recognition of exceptional performance.

Good employees are pivotal to success

The development of management staff and employees is one of the company's main tasks. To encourage and develop management and staff is the watchword for progress at Holcim.

Personnel expenses in 2005 per function and region

Million CHF	Production and distribution	Marketing and sales	Administration	Total
Europe	938	113	281	1,332
North America	895	61	142	1,098
Latin America	255	63	89	407
Africa Middle East	139	23	52	214
Asia Pacific	209	20	60	289
Corporate	42	15	172	229
Total Group	**2,478**	**295**	**796**	**3,569**

...ng:

The best employees are those that are capable of learning from any situation.



"I benefited a great deal from the Senior Management Program. My short period at IMD in Lausanne taught me a lot and was very interesting."

For Morten Holpert, like many other Holcim employees, it all began with the "cement course". Such a technical flagship course on cement production brings together new recruits from all over the world. Apart from the training content, the most important aspect is "networking".

Contacts established at these events are often maintained over many years. Further meetings at other seminars and in many different stages in people's careers sometimes occur by chance, but sometimes they are almost "planned in advance". This is because Holcim backs teamwork throughout the Group.

Training content and training stages are discussed together. Personal location decisions mean that our employees can continuously expand their potential and redefine their areas of work. This always presupposes that they have a greater-than-average willingness to learn and the flexibility needed to spend time abroad.

Morten Holpert, who is currently plant manager at Lägerdorf in North Germany, has already got to know the Holcim world in a wide range of countries. For example, in connection with the implementation of maintenance concepts in Lebanon and Egypt, or as a coach in the Czech Republic.



"The lectures and intensive workshops were challenging. Those days were the best ongoing training I ever had."



"Later, at our regular engineers' meetings at the Lägerdorf plant, I was in a very good position to pass on a few case studies from Lausanne. It was also very well received by our managerial staff."



"These days, continuous learning is an important precondition for a company's success. So, as part of moves to increase the number of working hours per week, we stepped up ongoing training."



"The fact that Holcim continuously defines transferable standards and tools for basic and advanced training is very useful. These learning programs develop a common understanding throughout the Group."

Group
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates

Participation
□ Cement plant
○ Aggregates



Downstream operations in Europe strengthened

European economy growing

Last year's gratifying global economic conditions also gave a boost to the European economy, although growth varied considerably from one region to the next, and Italy in particular lost momentum compared with the previous year. All western European countries in which Holcim operates were able to increase their manufacturing output. In eastern and southeastern Europe, a combination of greater economic integration and a rise in foreign direct investment and development aid led to strong expansion rates. Against this background, the construction sector was predominantly solid.

Consumption of building materials at a high level

Cement consumption in the Group's markets increased further during the year under review. In Spain, the unbroken housebuilding boom reached a record with over 800,000 new starts. Demand for construction materials for large infrastructure projects and office buildings also picked up. In France, demand continued to benefit from government programs to promote affordable housing, but fell short of expectations in Belgium. Switzerland experienced the sharpest rise in consumption for over a decade thanks to a combination of buoyant residential and business construction activity and various civil engineering projects. However, some regions saw a decline in cement consumption, including Italy and Germany.

In eastern and southeastern Europe, demand for cement rose sharply in all segments. Growth was generated by infrastructure projects and the construction of business centers and industrial facilities. To be singled out for particular mention are the construction of new commercial and shopping centers in Prague, Budapest, Bucharest and Sofia, expansion work on the Moscow subway system and the construction of two large car factories in Slovakia.

Higher cement sales

Cement deliveries in Group region Europe grew by 3.2 percent to 31.8 million tonnes.

Our Group company in Switzerland recorded an increase in volume, while a stubborn recession in the construction sector depressed shipments from Holcim Germany in the north of the country. Operating margins did at least improve thanks to a broader product range and price progress. Holcim Spain also turned in a very gratifying performance this year, achieving excellent capacity utilization levels. Holcim France Benelux improved its consolidated sales volumes on the back of a positive business trend in France. Despite a decline in the market as a whole, our Italian Group company exceeded its prior-year volumes. Impetus came from cement deliveries in connection with the 2006 Winter Olympics in Turin and the expansion of the northern Italian high-speed rail network.

Consolidated key figures Europe	2005	2004	±%
Production capacity cement in million t	47.2	45.3	+4.2
Cement and grinding plants	42	41	–
Aggregates plants	239	150	–
Ready-mix concrete plants	487	377	–
Asphalt plants	58	–	–
Sales of cement in million t	31.8	30.8	+3.2
Sales of mineral components in million t	1.9	1.0	+90.0
Sales of aggregates in million t	79.7	57.8	+37.9
Sales of ready-mix concrete in million m^3	17.6	13.7	+28.5
Sales of asphalt in million t	4.7	–	–
Net sales in million CHF	7,037	4,744	+48.3
Operating EBITDA[1] in million CHF	1,605	1,202	+33.5
Operating EBITDA margin[1] in %	22.8	25.3	–
Personnel	20,458	14,980	+36.6

[1] Prior-year figures adjusted to certain Group expenditures.

Our Group companies achieved the largest percentage volume growth in Russia and Romania, and output also increased in most of our plants in the other markets in central and eastern Europe. The Bulgarian Group company also benefited from the first full-year consolidation of the Pleven plant.

Integration of Aggregate Industries generates growth

Aggregates shipments rose by 37.9 percent to 79.7 million tonnes, while deliveries of ready-mix concrete increased by 28.5 percent to 17.6 million cubic meters.

The massive increase was mainly due to the full consolidation of Aggregate Industries UK's deliveries effective April 1. The building materials manufacturer contributed a total of 21.1 million tonnes of aggregates, 2 million cubic meters of ready-mix concrete and 4.7 million tonnes of asphalt to consolidated sales in Europe. It is worth noting that Aggregate Industries increased its sales volumes in all three segments during the period under review, whereas UK gravel and concrete consumption declined slightly. This underscores the excellent market positioning of our new Group company, including not least in the Greater London area, where a great deal of construction activity is under way.

Even factoring out the consolidated volumes of Aggregate Industries, there was a slight increase in shipments of aggregates and a significant rise in deliveries of ready-mix concrete. In Italy, Spain and Germany in particular, we expanded our regional presence with the purchase of additional ready-mix concrete operations. Several Group companies in central and southeastern Europe also brought their services closer to their customers.

Holcim Trading strengthens position in Middle East and in the alternative raw materials

Madrid-based Holcim Trading further consolidated its leading global position in international cement, clinker and cementitious materials trading, reaching a new trading record of 23.6 million tonnes (2004: 19.7) with Group companies and third parties. Moreover, Holcim Trading entered into a joint venture with Commodities Trading Co LCC taking over a 70 percent stake in Holcim CTC Trading and established a new trading office in Dubai to meet growing demand for cement in the Middle East and the Gulf region. At the beginning of 2005, Holcim Trading took over a 50 percent stake in Ecotrade International SA, expanding the trading position in the growth segment of alternative raw materials.

Construction of new kiln line in Romania

2005 saw Group region Europe press ahead with various measures to cut costs and increase efficiency and systematically align the production base on market requirements.

Further progress was made as planned on extensive work to expand clinker capacity at the Beli Izvor plant in Bulgaria, which will mean that additional production volume will be available before the end of the current year. In Romania, after the complete refurbishment of the Alesd plant, we decided to build a new kiln line at the Campulung plant. The cement plant, which will be the largest in the country, will be operational in 2008.

Termination of the Union Beton Niedersachsen joint venture between Holcim and two major German cement producers means that Holcim Germany can continue the process of vertical integration independently.

Significantly higher operating result

All Group companies in Europe improved their financial results, some significantly. This was mainly due to higher sales volumes and the predominantly positive price environment. However, progress was also made on improving operating efficiency at all service levels.

Worthy of highlighting are the improvements in results of Holcim Spain, Holcim France Benelux and Alpha Cement in Russia. Stable cement prices and a dynamic ready-mix concrete market in Hamburg enabled Holcim Germany to significantly increase its contribution to operating profit. Our Group companies in central and southeastern Europe achieved substantially better results.

The performance of Group region Europe benefited from the first-time inclusion of UK company Aggregate Industries. Operating EBITDA increased despite higher energy costs by 33.5 percent to CHF 1,605 million, with internal operating EBITDA growth reaching 10.6 percent.

New process technology for alternative fuels

The majority of Group companies stepped up their use of alternative fuels, thereby improving their contribution toward conserving natural resources.

At Rohožník in Slovakia, the innovative hot-disc process was introduced in the second phase of the comprehensive modernization of the plant. This technology allows large quantities of alternative fuels such as old tires, flaked waste plastic and residues from industrial and sewage plants to be utilized in the production of clinker in an environmentally friendly manner. As a result, the energy potential of the alternative fuels can be exploited more efficiently and a wider range of waste materials be used.

At the Campulung and Alesd plants in Romania and the Lábatlan plant in Hungary, we have increased capacity for the use of alternative fuels considerably by installing new kiln feeding facilities. Holcim France Benelux's waste recycling company also commissioned new processing platforms. The use of sawdust as an alternative fuel has been fully automated. During the period under review, a number of European plants successfully completed or renewed the procedure for ISO 14001 environmental certification.

Blended cements increase CO_2 efficiency

As part of its drive to further broaden its product range, in Dunkirk on the English Channel, Holcim France Benelux commissioned a new granulation facility with attached grinding facility for the manufacture of slag-based blended cements. At its Salzgitter site, Holcim Germany will also double its processing capacity in this segment during 2006. Our Group companies are generally making increasing use of granulated blast furnace slag. This makes it possible to reduce the proportion of clinker in these types of cement and cut back the quantity of CO_2 released per tonne of cement.

Positive expectations for Europe

In 2006, we expect the positive economic trend in western Europe to continue with moderate growth rates and we anticipate that conditions in the construction sector in eastern and southeastern Europe will remain favorable. In Germany, the downturn could gradually have bottomed out, which would mean that that the construction sector should recover in stages. For Group region Europe as a whole, we anticipate stable sales figures and a further improvement in operating results.


Group
Cement plant
Grinding plant/Cement terminal
Aggregates
1 Under construction

Product offering reaches new dimension in USA

Robust economic trend in North America

The US economy continued to expand markedly in 2005, growing by well over 3 percent. The Canadian economy also gained ground, albeit at a slightly more moderate rate.

Strong US demand boost demand for cement

In the US, the year under review saw demand for construction materials reach new record levels. The greatest impetus came from continuing robust residential construction activity, which only weakened slightly in the last quarter of the year. Positive economic conditions led to a significant increase in demand for industrial and commercial buildings. Thanks to an improvement in the financial position of public bodies in various federal states, investment in the expansion and modernization of infrastructure was also up significantly on the previous year. Overall, US cement consumption rose to more than 126 million tonnes. As domestic production capacity was fully utilized, clinker and cement imports rose more than average by 33.7 percent.

In Canada, the second half of the year saw a pause in the growth of construction activity, which on balance resulted in a slight decline in investment volume. The residential construction sector in particular faced a falloff in demand for construction materials, but cement demand was supported by major contracts such as the expansion of the expressway and local transportation networks and the construction of schools and hospitals. In 2005, Canadian cement consumption persisted at previous-year level.

Sales volumes picking up

Although operating at full capacity and despite the limited availability of imports, Holcim US stepped up its cement deliveries to 14.2 million tonnes. Sales of GranCem® products, which are based on blast furnace slag, increased by 2 percent to 0.9 million tonnes. Higher selling prices (significantly so in some cases) were achieved in all market regions.

The Texas and Oklahoma regions and the markets in the southeastern US initially exhibited the greatest growth momentum. Later, delivery volumes in the Mid-West and along the Mississippi also increased significantly. The Great Lakes region and the northeastern US saw demand slacken off slightly after an initially pleasing trend.

Holcim US did its utmost to meet the higher demand, steadily increasing cement imports as well as local cement production during the period under review. The expanded production capacity at the Portland plant in Colorado became fully available from May onwards, and production was also stepped up at the Midlothian plant in Texas, the Devil's Slide plant in Utah and the Holly Hill plant in South Carolina.

Nonetheless with building materials in short supply in some market areas, cement temporarily had to be allocated to customers. In the areas hit by Hurricane Katrina the situation deteriorated further in the fall. We are very pleased indeed to confirm that none of our employees was injured. Holcim US – supported by other Group companies – organized immediate aid for the employees affected. Repair work at the pro-

Consolidated key figures North America	2005	2004	±%
Production capacity cement in million t	22.3	22.0	+1.4
Cement and grinding plants	20	20	–
Aggregates plants	105	28	–
Ready-mix concrete plants	140	44	–
Asphalt plants	53	10	+430.0
Sales of cement in million t	18.2	17.5	+4.0
Sales of mineral components in million t	2.3	2.2	+4.5
Sales of aggregates in million t	65.0	21.2	+206.6
Sales of ready-mix concrete in million m^3	6.1	2.5	+144.0
Sales of asphalt in million t	8.6	0.2	+4,200.0
Net sales in million CHF	4,704	2,630	+78.9
Operating EBITDA[1] in million CHF	928	551	+68.4
Operating EBITDA margin[1] in %	19.7	21.0	–
Personnel	10,393	5,249	+98.0

[1] Prior-year figures adjusted to certain Group expenditures.

duction facilities and distribution network was on a very limited scale. Deliveries quickly normalized after a brief interruption.

In Canada, St. Lawrence Cement felt the impact of the slowdown in the construction sector in Ontario and Quebec in the second half of the year. However, cement deliveries declined less than the market as a whole. In the Greater Toronto area, demand was supported by continued robust housebuilding activity. In Quebec, the lower order volume for airport buildings was partly offset by new projects in the commercial and roadbuilding sectors. Demand for cement fell back slightly in the US east coast markets served by St. Lawrence Cement. Here, our Group company experienced additional falls in sales owing to production-related bottlenecks at the Catskill plant.

On balance, consolidated cement deliveries in North America increased by 4 percent to 18.2 million tonnes.

Broader product range thanks to Aggregate Industries

The consolidation of Aggregate Industries effective April 1 marks a major step forward for Holcim toward expanding its position both in aggregates as well as ready-mix concrete and asphalt on the North American continent. The Group region thus reached a new dimension above all in the aggregates sector and extended its product range enormously in key regional markets within the USA.

The new Group company is excellently positioned, with 77 aggregates plants and other operations in ready-mix concrete, concrete goods and asphalt. Volume growth was generated by transport infrastructure projects such as the T-Rex highway system in the Denver region (see picture section on pages 12 and 13) and the doubling of the lane capacity of the Woodrow Wilson Bridge over the Potomac in Washington, D.C. Aggregate Industries supplies aggregates and ready-mix concrete for both projects, as well as supplying large quantities of asphalt in Washington, D.C.

Since the first-time consolidation in April 2005, Aggregate Industries US has sold 44.2 million tonnes of aggregates, 3,8 million cubic meters of ready-mix concrete and 8,4 million tonnes of asphalt. Allowing for the moderate market-related decline in the Canadian sister company's sales, deliveries of consolidated aggregates climbed to 65 million tonnes (2004: 21.2) in North America, while deliveries of ready-mix concrete increased to 6.1 million cubic meters (2004: 2.5).

North America continuing to increase in importance

The takeover of Aggregate Industries had a positive impact on the operating result of Group region North America. However, the positive trend of business at Holcim US and efficiency gains at all three Group companies also played a part in the sharp 68.4 percent increase in operating EBITDA to CHF 928 million. Internal operating EBITDA growth came to 21.4 percent.

The improvement in the result of Holcim US is mainly attributable to better prices and rising sales volumes. Another factor which played a decisive part in the success was the extensive modernization of the production apparatus in previous years, which at least partially offset the significantly higher energy and commodity costs.

At an operational level, St. Lawrence Cement just managed to maintain the previous year's result, despite a changed market environment. Project planning work on a new cement plant north of New York was discontinued and the planning costs incurred were charged to provisions. Moreover, higher sales receipts plus efficiency gains compensated in full for the rising cost of electricity, thermal energy and cement imports.

As expected, the financial performance of Aggregate Industries was correspondingly robust. Worthy of particular mention are the higher sales achieved in downstream segments such as asphalt.

New cement plant on the Mississippi

Holcim US has begun constructing the new Ste. Genevieve cement plant on the Mississippi. It will have an annual capacity of 4 million tonnes. Work has started on the port facility and earth works. When the new plant comes on stream in 2009, Holcim US will be able to further expand its market leadership along the entire Mississippi and Missouri river systems as far as the Great Lakes.

Holcim US and St. Lawrence Cement inaugurated their joint "North America Business Services" center near Toronto in October. The aim is to simplify administrative processes and provide efficient support for both Group companies in implementing their growth strategies.

Stronger demand for blended cements

Our North American Group companies are consistently committed to promoting sustainable development, in particular by increasing the use of alternative fuels and raw materials.

The US plants Dundee, Midlothian, Holly Hill and Theodore expanded their capacity for liquid alternative fuels considerably and the authorities in Artesia approved the use of petroleum coke in the production process. Encouraged by the positive experience, additional sites in the US and Canada were given the go-ahead to expand their range of alternative energy sources.

During the period under review, Holcim US and St. Lawrence Cement further reduced the proportion of clinker in their cement. The use of fly ash and granulated blast furnace slag as a raw material in cement production was stepped up significantly. High-grade limestone was also increasingly used during the final cement grinding stage. To meet the growing demand for blended cements, we are currently building an additional slag grinding station at our Canadian plant in Mississauga. Existing production capacity is also being expanded in Camden. In addition, construction of a new harbor mole has virtually eliminated road transport and related emissions.

In the second half of the year, Aggregate Industries certified a total of 69 production plants according to ISO 14001. This means that responsible handling of natural resources has been certified to international standards in virtually all quarries, ready-mix concrete facilities and asphalt plants. The remaining plants are to be certified over the coming months.

Trend set to remain positive

The US should once again enjoy brisk construction activity in 2006. Enactment of the US government's new multi-year SAFETEA infrastructure plan will stimulate all demand segments relevant to Holcim, thus countering the anticipated decline in residential construction activity. Economic conditions should bolster construction volumes in the commercial and industrial sectors. Construction orders in Canada should reach an attractive level. All North American Group companies will continue with their widescale cost-cutting and efficiency-enhancement programs. We therefore expect Group region North America to report a renewed improvement in operating results on stable volumes for 2006.


Group
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates
Participation
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates

Solid foundation and attractive prospects in Latin America

Latin American economy still on course for success
In 2005, growth in Latin America continued, gaining additional momentum in some areas in the second half of the year. The favorable economic trend in the US and continuous robust demand for raw materials from the Far East had a particularly positive impact, leading to a sharp rise in export revenues.

Amid economic conditions which were very much shaped by local factors, Argentina and Venezuela achieved the highest growth rates, followed by Costa Rica and Chile. The two regional heavyweights Mexico and Brazil reported weaker, but nonetheless impressive economic growth.

Cement demand up considerably
Mexico benefited from higher public spending on roadbuilding and energy supplies and from measures to promote the construction of social housing. Favorable loans and sharp rises in remittances from migrant workers abroad also boosted private house-building.

In Central America and the Caribbean, tourism projects and the expansion of ports and other transport infrastructure led in the main to rising volumes of building materials. Colombia recorded a huge increase in cement consumption, mainly thanks to a buoyant private construction sector, and in Ecuador too, demand increased. In Venezuela, the accelerated expansion of the subway network in Valencia and Caracas boosted the construction sector.

In 2005, the Brazilian construction sector made some headway and cement consumption rose slightly. In Argentina, more public funds were available to finance projects during the second half of the year and private demand for construction services also remained robust despite restricted access to credit. In Chile, demand for building materials was once again up on the previous year's already high level.

Rising demand for construction materials
Group region Latin America increased its cement deliveries by 15 percent to 23.7 million tonnes. Shipments of aggregates edged down by 3.3 percent to 11.7 million tonnes as a result of temporary fluctuations in demand in Central America and Chile and the sale of a quarry in Guayaquil (Ecuador). In ready-mix concrete, we achieved an increase of 6.1 percent to 8.7 million cubic meters thanks to the positive market situation in Chile, Argentina and Mexico.

Consolidated key figures Latin America	2005	2004	±%
Production capacity cement in million t	34.9	34.5	+1.2
Cement and grinding plants	28	27	–
Aggregates plants	28	30	–
Ready-mix concrete plants	228	219	–
Sales of cement in million t	23.7	20.6	+15.0
Sales of aggregates in million t	11.7	12.1	–3.3
Sales of ready-mix concrete in million m^3	8.7	8.2	+6.1
Net sales in million CHF	3,158	2,785	+13.4
Operating EBITDA[1] in million CHF	1,126	1,095	+2.8
Operating EBITDA margin[1] in %	35.7	39.3	–
Personnel	10,904	10,676	+2.1

[1] Prior-year figures adjusted to certain Group expenditures.

Holcim Apasco in Mexico made progress in all segments. Our Group company benefited from a rise in demand for cement within Mexico and took the opportunity to export to targeted markets. The rise in volumes in the ready-mix concrete segment is partly due to the construction of new thermal power plants in the north of the country and on the Gulf of Mexico. The "Circuito Mexiquense" project for the expansion of drinking water supplies in the greater Mexico City area also generated higher demand for concrete.

In Central America, the main source of higher delivery volumes was Cemento de El Salvador, which was consolidated for the full year for the first time. A further development worth noting was the increase in volumes at Holcim Costa Rica. The higher capacity of the Cartago plant enabled the Group company to keep pace with growth in the domestic market and deliver clinker to Nicaragua. In Panama, where our Group company supplies high-quality products for port installations and the expansion of the Pan-American Highway, shipments once again reached a high level. With 3.4 million tonnes of cement sold, business at the other companies in Central America and the Caribbean in which we have interests was also satisfactory.

Rising demand for building materials in Colombia, Venezuela and Ecuador led to higher sales volumes for Group companies. Holcim Brazil also sold slightly more cement during the period under review. In the ready-mix concrete segment, our Group company consciously accepted a decline in volumes and concentrated on market areas in which the full product range can be supplied as an integrated customer solution. In Argentina, Minetti benefited from an increase in the use of concrete for roadbuilding. At Cemento Polpaico in Chile, an increase in investment in the mining industry and the construction of a number of toll expressways led to higher sales of cement and ready-mix concrete.

Operating result at high level

Group region Latin America succeeded in lifting operating EBITDA by 2.8 percent to CHF 1,126 million. Internal operating EBITDA growth was, however, negative. Due to the continued price erosion in Brazil and Colombia, it decreased by 4 percent.

Practically all Group companies contributed to this improved result. Holcim Apasco was able to increase its domestic and export sales, as well as its deliveries of ready-mix concrete. A systematic drive to replace conventional fuels made it possible to partially offset lower cement prices and the sharp rise in energy costs.

Thanks to extensive restructuring measures, Holcim Ecuador significantly increased its profitability in the aggregates and ready-mix concrete segments and achieved a marked improvement in its operating result. By contrast, at Holcim Colombia and Holcim Brazil extensive operational cost-cutting measures and higher delivery volumes failed to compensate for the considerable pressure on prices.

Holcim Costa Rica and Minetti in Argentina significantly exceeded prior-year levels. For the first time, Cemento de El Salvador also made a key contribution to the financial result of this Group region. At the beginning of the year, Holcim increased its stake in the leading cement manufacturer from 50 percent to 64.2 percent.

Increase in plant efficiency

Group region Latin America once again invested substantial funds in plant efficiency and measures to streamline its cost structure. In Costa Rica, a new type of cement mill facilitated an improvement in product quality and a significant reduction in electricity consumption. In Mexico, Venezuela, Argentina and Chile in particular, the expansion of vehicle fleet in the ready-mix concrete segment made it possible to serve customers more efficiently and share in future market growth.

Growing use of alternative fuels and raw materials

Another focus of investment activity was the creation of additional storage and manufacturing capacity for the use of alternative fuels and raw materials. Moreover, all companies systematically continued working on projects to curb emissions. Holcim Apasco increased the proportion of petroleum coke and alternative fuels at all production sites. The other Latin American Group companies also made substantial progress in the use of alternative heat sources (see the example of Holcim Brazil on pages 60 and 61). During the period under review, Holcim Colombia, Cemento de El Salvador and Cemento Polpaico in Chile established their own waste disposal businesses with a view to ensuring continuous supplies of alternative fuels and extending potential supply sources to include additional waste materials.

On the alternative materials front we also reached some important milestones. The Argentinean plants at Córdoba and Mendoza successfully tested the industrial scale use of mineral components. In future, this will enable the manufacture of more blended cements with lower clinker content, translating into a reduction in CO_2 emissions per tonne. Holcim Brazil opened a new research and training center in São Paulo in which employees and customers can acquire application-specific product knowledge. The modernization of the operating facilities at the Cerro Blanco site in Chile led to an improvement in environmental efficiency in the plant's own pozzolan quarry.

Latin America will continue to achieve good results

Demand for cement in the individual countries of Latin America is expected to remain attractive. The construction sector should derive stimuli from both residential building and infrastructural expansion. We are once again expecting this Group region to enjoy solid demand and good operating results.



Group
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates
1 Under construction

Participation
△ Grinding plant/Cement terminal

Efficient customer supply systems in place in Africa Middle East

Economy picking up in important markets

In 2005, business activity in Group region Africa Middle East was once again very much shaped by local conditions.

Egyptian domestic demand benefited from the stimulus of the presidential election year and revived appreciably. Despite political turbulence, Lebanon maintained a stable trend, while business on the West African coast continued to be held back by the general uncertainty there. In Madagascar too, there was no sign of significant progress. Witnessing continuing strong growth rates, South Africa remained the strongest economy on the African continent.

Significant rise in demand for cement

In Morocco, cement sales were mainly boosted by the construction of housing developments in densely populated urban areas, coupled with high demand for construction materials for roadbuilding and tourist facilities. The expansion of Cairo airport and other infrastructure projects along with an increase in private residential construction led to greater demand for cement in Egypt. Domestic consumption in Lebanon was stagnant, but utilization of available production capacity nonetheless improved as private resellers exported more cement to neighboring countries.

In South Africa, demand for cement has increased without interruption for five years. All construction sectors are sharing this boom. While housebuilding and infrastructure projects have been the main drivers of growth, the construction of business and distribution centers and the expansion of the mining industry have also contributed to it.

Sales situation largely improved

Group companies took advantage of the positive overall state of the market and increased their delivery volumes in all areas, markedly in some cases. Consolidated cement sales grew by 5.7 percent to 14.8 million tonnes and shipments of aggregates increased by 7.8 percent to 9.7 million tonnes. With a rise in sales of 15 percent to 2.3 million cubic meters, sales of ready-mix concrete saw the biggest percentage increase.

Holcim Lebanon benefited from higher regional demand for construction materials and increased cement exports. Shipments to Northern Cyprus also increased. Our Cypriot grinding station near Famagusta will complete the capacity expansion in the first half of 2006 and significantly expand its market presence.

Consolidated key figures Africa Middle East	2005	2004	±%
Production capacity cement in million t	15.3	14.9	+2.7
Cement and grinding plants	17	15	–
Aggregates plants	21	21	–
Ready-mix concrete plants	53	50	–
Sales of cement in million t	14.8	14.0	+5.7
Sales of mineral components in million t	0.8	0.7	+14.3
Sales of aggregates in million t	9.7	9.0	+7.8
Sales of ready-mix concrete in million m^3	2.3	2.0	+15.0
Net sales in million CHF	1,873	1,540	+21.6
Operating EBITDA[1] in million CHF	614	483	+27.1
Operating EBITDA margin[1] in %	32.8	31.4	–
Personnel	5,318	4,621	+15.1

[1] Prior-year figures adjusted to certain Group expenditures.

Business in North Africa was encouraging. The volume increase seen at Holcim Morocco was above the national average in percentage terms. In the aggregates and ready-mix concrete segments, the Group company benefited from greater vertical integration in the Rabat and Casablanca market regions. Egyptian Cement took advantage of the rise in domestic construction activity and scaled back export volumes.

Sales trends in the countries bordering on the Indian Ocean were mixed, but on balance proved negative as a result of the construction crisis in Madagascar. Even so, some growth was generated by infrastructure projects, including expansion of the "Route des Tamarins" on Reunion Island.

Holcim South Africa made substantial progress in all segments. Our Group company continued to streamline production facilities during the period under review.

Significant rise in profit

Overall, Group region Africa Middle East made remarkable progress. Operating EBITDA increased by 27.1 percent to CHF 614 million and internal operating EBITDA growth reached 22.2 percent. All Group companies contributed to this gratifying increase.

Holcim South Africa once again made a visibly higher contribution to results, thanks not least to the sound state of the aggregates and ready-mix concrete markets. Against a background of rising selling prices and higher delivery volumes, Egyptian Cement and Holcim Lebanon also significantly improved their financial performance. The results of our Group companies in Morocco and around the Indian Ocean were also substantially better than the previous year.

Capacity expansion in Morocco progressing according to plan

We pressed ahead with the construction of a cement factory south of Casablanca as planned during the period under review and reached the first milestones (see pages 82 and 83). The new production site commissioned a state-of-the-art packaging and dispatch facility mid-2005, providing an efficient means of supplying the rapidly growing cement markets in the center of the country in particular. The completed plant is scheduled to commence production mid-2007 with an annual capacity of 1.7 million tonnes of cement.

Systematic pursuit of sustainable development

In line with the company's objective of sustainable development, the Group companies have taken various measures to increase environmental efficiency. Efforts focused on the use of alternative fuels and raw materials and on cutting emissions.

Holcim Morocco has significantly stepped up the use of old tires as an alternative fuel at the Ras El Ma and Oujda plants. During the current financial year, our Moroccan Group company will be commissioning a new facility near Casablanca for processing residual recyclable materials for use as alternative fuels. This will enable us to contribute toward the environmentally friendly disposal of commercial and industrial waste which is produced in large quantities in this region.

Holcim South Africa and a number of other Group companies have significantly reduced the proportion of clinker used in cement by making greater use of alternative raw materials such as granulated blast furnace slag and high-grade limestone. Several ready-mix concrete operations on Reunion Island have introduced integrated waste water recycling and achieved lasting reductions in fresh water consumption. The majority of Group companies have invested in more efficient filter systems and noise absorption devices.

Growth prospects intact

In 2006, we expect economic conditions in Group region Africa Middle East to be generally favorable overall. Domestic demand should continue to increase in Egypt in particular and will remain robust in Morocco. In Lebanon, a more stable political situation could provide additional impetus. The outlook for South Africa remains positive, although economic momentum is expected to decline slightly. We therefore anticipate renewed rises in both sales volumes and operating results.







Group
□ Cement plant
△ Grinding plant/Cement terminal
○ Aggregates

Participation
□ Cement plant
△ Grinding plant/Cement terminal

Entry into Indian market bolsters Group region Asia Pacific

Economic progress continuing

The economy in Group region Asia Pacific has continued to make gratifying progress, although in the second half of the year higher energy prices and rising interest rates dampened the pace of growth in some countries.

This affected Thailand and Indonesia in particular, but the economic recovery in the Philippines was also slightly more muted than had been expected in the first half of the year. Growth was strong in India, where Holcim established a foothold during the period under review. Vietnam and the People's Republic of China also continued to enjoy dynamic growth. Macroeconomic conditions in Australia and New Zealand remained positive thanks to good domestic and export demand.

Brisk demand for construction materials

Demand for construction services, and with it cement consumption, revived in all Holcim markets in the region. The main stimuli came from private and public-sector residential construction and from the expansion of energy supplies and transport networks. This particularly applies to India, where population growth is showing no let-up. In some urban centers additional construction volume was generated by large-scale projects, including Bangkok's new international airport and the Subic-Clark expressway near Manila which is being constructed to develop the Zambales free port zone in the west of the main island of Luzon. In response to an increase in tourist numbers in Vietnam, medium-sized cities are now also building hotels and expanding infrastructure. Demand for commercial buildings in the urban areas around Ho Chi Minh City, Bangkok and Jakarta was as high as ever.

The top group in terms of growth in cement consumption included India, Thailand and Vietnam, followed by Sri Lanka, Bangladesh and Indonesia. A lack of public-sector contracts in the Philippines, Malaysia and Singapore led to a slight decline in demand for cement. Demand remained dynamic in Australia, and in New Zealand too, an already high demand in the prior year was once again exceeded.

India underpinning positive volume growth

Group region Asia Pacific saw cement sales increase by 12 percent to 28.9 million tonnes. With the exception of Holcim Malaysia and Holcim Singapore, all Group companies reported higher delivery volumes. Full consolidation of the sales generated by Ambuja Cement Eastern in India from April onwards also had a positive impact.

Consolidated key figures Asia Pacific	2005	2004	±%
Production capacity cement in million t	40.7	37.4	+8.8
Cement and grinding plants	28	26	–
Aggregates plants	5	6	–
Ready-mix concrete plants	81	73	–
Sales of cement in million t	28.9	25.8	+12.0
Sales of mineral components in million t	0.5	0.5	–
Sales of aggregates in million t	3.2	4.1	–22.0
Sales of ready-mix concrete in million m^3	3.5	2.9	+20.7
Net sales in million CHF	2,288	1,945	+17.6
Operating EBITDA[1] in million CHF	570	465	+22.6
Operating EBITDA margin[1] in %	24.9	23.9	–
Personnel	12,045	10,644	+13.2

[1] Prior-year figures adjusted to certain Group expenditures.

Siam City Cement in Thailand and Holcim Indonesia recorded the strongest increases in terms of volume. Both Group companies benefited from increases in domestic demand for cement and from rises in ready-mix concrete business. Both companies expanded exports on the back of brisk foreign demand.

Holcim Sri Lanka and Holcim Bangladesh posted significantly higher sales volumes, and Holcim Vietnam also saw a sharp rise in deliveries. With production capacity at the new grinding station in Thi Vai available in full over the whole year for the first time, deliveries were stepped up to customers in the south of the country and in Ho Chi Minh City's industrial belt in particular. The new concrete plant that came on stream at the Cat Lai grinding station has also enabled Holcim Vietnam to establish a foothold in the strategically important ready-mix concrete business.

At Holcim Philippines, domestic demand was supported by power plant projects on Mindanao, but the slight increase in sales was due to higher exports. Cement Australia benefited from an increase in demand for building materials in the commercial construction sector and also in connection with the expansion of transport and mining infrastructure. This more than compensated for the decline in consumption in the residential construction sector. In New Zealand, sales volumes were up on the previous year thanks to a higher investment activity in healthcare and education.

Following efforts to restructure our portfolio, delivery volumes in the aggregates segment decreased by 22 percent to 3.2 million tonnes. By contrast, shipments of ready-mix concrete increased by 20.7 percent to 3.5 million cubic meters. This marked growth reflects the greater vertical integration achieved in important conurbations in some ASEAN countries as well as generally robust demand in New Zealand.

Capacity expansion in growth markets

During the period under review, Group region Asia Pacific geared its industrial base to future growth, particularly in India, Vietnam, Indonesia and China. Capacity was expanded, in some cases on a substantial scale.

Newly consolidated Group company Ambuja Cement Eastern began construction of a new grinding station at Farakka in West Bengal and is set for a sizable increase in production capacity in this key market. In 2005, Holcim-controlled The Associated Cement Companies, India's second largest cement group, also pressed on with extensive programs to increase productivity.

In the period under review, Holcim Indonesia and Holcim Vietnam continued their preliminary investigations into the construction of new clinker kiln lines in Java and southern Vietnam.

By the end of 2005, Huaxin Cement, one of China's leading cement manufacturers, had extended its installed annual capacity to some 20 million tonnes under its strategic expansion program. Holcim marginally increased its substantial minority stake in the company.

Greater vertical integration

Group region Asia Pacific systematically widened its product range in rapidly urbanizing metropolitan areas and channeled investment into vertical integration. Siam City Cement acquired its first quarry reserves (near Bangkok) and substantially expanded its ready-mix concrete network. Holcim Indonesia also invested in new concrete plants and mixer trucks in Jakarta.

Marked improvement in results

Virtually all companies in Group region Asia Pacific improved their performance. India's first-time contribution to earnings came through Ambuja Cement Eastern. The Group region saw an increase in operating EBITDA of 22.6 percent to CHF 570 million. Internal operating EBITDA growth came to 15.7 percent.

Holcim Philippines made the most substantial contribution to this result, thanks to a stable price environment. Siam City Cement once again delivered a substantial result, eroded slightly by higher energy costs.

Holcim Sri Lanka and Holcim Bangladesh increased their financial performance significantly. Holcim Vietnam posted a balanced result despite higher costs and greater competitive pressure. Operating results achieved by Holcim Indonesia improved. The comprehensive restructuring measures of recent years are clearly having an impact.

Cement Australia clearly outperformed its prior-year result thanks to efficiency improvements and good market conditions, and the operating result posted in New Zealand saw a renewed increase.

More alternative energy and blended cements

Holcim Sri Lanka has pioneered a system for incinerating waste oil. The process allows the eco-friendly disposal of waste oil, marking a first in Sri Lanka and defining a new industry benchmark. New kiln feed facilities for old tires and biomass were commissioned at the Saraburi site in Thailand as part of a comprehensive investment program to increase the use of alternative fuels. A number of Group companies established their own waste recycling firms during the period under review.

The Group companies have taken a major step forward in the use of alternative raw materials. The Holcim Philippines Bulacan and Lugait plants stepped up production of blended cements. Among other alternative raw materials, Siam City Cement uses high-grade limestone and fly ash. Cement Australia has expanded its range of quick-setting fly ash cements.

All these measures have helped to significantly scale back the proportion of clinker per tonne of cement produced, thereby reducing CO_2 emissions.

Good growth opportunities

For 2006, Group region Asia Pacific can be expected to see further solid growth momentum, and demand for construction materials is also likely to be mainly positive. We expect the strongest impetus to come from India, while Sri Lanka, Vietnam and Indonesia should also continue to enjoy robust demand for construction services. Overall, we expect this Group region to generate markedly higher sales volumes and achieve better operating results, not least thanks to the progressive integration of our new Group companies in India.



Gizelle Ferreira sees her task as that of an all-round interface: "Our customers include some major industrial companies who are cooperating with us to find sustainable disposal solutions for waste production materials – for example from metalworking operations."

We are constantly looking for ways of cutting costs at all Holcim production sites. The use of alternative fuels (AFR) has advantages for Holcim in three areas: it provides us with cheaper fuel, it reduces our use of fossil fuels and resulting harmful emissions and it enables us to actively assist in disposing of a wide range of materials in an environmentally aware manner.

With the establishment of Resotec, our Brazilian Group company has already made a name for itself in the field of "co-processing". Thanks to its close cooperation with Holcim Brazil's cement plants, its key knowledge of co-processing involved in the production of clinker in the rotary kiln and of the processing of industrial waste, Resotec has already become a market leader with more than 150 customers and its own laboratories.

For Holcim Brazil, one result of this was that the Cantagalo plant was able to operate for four months without thermal energy costs. It also made it possible to increase the proportion of alternative fuels consumed at the Pedro Leopoldo and Barroso plants by 110 percent.

Gizelle Aparecida Catarino Ferreira is the Operations Manager of Resotec. As a chemical engineer and having previously been responsible for the AFR platform at the Pedro Leopoldo plant, she knows exactly what is called for: comprehensive know-how which is essential for this complex operation and the ability to train the workforce to exercise care, observe safety procedures and comply with regulations. More importantly, teamwork with the cement production personnel, market knowledge and customer focus are key success factors.


BLOQUEIO ELETRICO
PERIGO
BLOQUEIO ELETRICO

Cost efficiency:

Alternative fuels do more than just promote environmental awareness.


RESOTEC

"Without the broad support of the Holcim Group's management and specialists, Resotec would not have become the market leader for co-processing this quickly."



"Having our own labs at the Pedro Leopoldo and Cantagalo plants means we can offer comprehensive analyses which provide the basis for taking decisions on co-processing."



"Within a year, the volume of waste materials processed has increased by a total of 110 percent."



"Resotec not only holds ISO 9001 certification for quality management, but also ISO 14001 certification for environmental management. These high-quality standards are a precondition for being able to work together with international companies on a sustainable basis."

Corporate Governance

Corporate governance embraces principles and rules of management, organization, conduct and transparency. A balance between leadership and control is essential to guarantee an efficient organization capable of responding quickly. Professional corporate governance fosters values as well as trust.

Managing responsibly

Corporate governance puts the focus not only on business risks and the company's reputation, but also on corporate social responsibility. It is about promoting corporate fairness, transparency and accountability – not just to shareholders but to all stakeholders. As a responsible enterprise, we recognize the significance of an effective corporate governance. In the course of our activities we show respect for society and the environment, communicate in an open and transparent manner and act in accordance with legal, corporate and ethical guidelines. To underline this, a Code of Conduct binding on the entire Group has been added to the mission statement.

A number of aspects merit emphasis: at Holcim the functions of Chairman of the Board of Directors and CEO are separate – a key element in ensuring a balanced relationship between management and control. In addition, with exception to one director, all directors are independent. Furthermore, in 2003, the Group has realized the principle of "one share, one vote" with the introduction of a standard registered share.

The information published below conforms with the Corporate Governance Directive of the SWX Swiss Exchange. An overview of the Regulations Governing Organization and Operations, together with the duties of the Audit Committee and the Governance, Nomination & Compensation Committee, is provided on pages 65 to 67 of this report.

In order to enhance the clarity of this section, reference is made to other parts of the annual report or our website (www.holcim.com).

Group structure and shareholders

Holcim Ltd, a holding company operating under the laws of Switzerland for an indefinite period and with its registered office in Jona (Canton of St. Gallen, Switzerland), has direct and indirect interests in all the companies listed on pages 140 to 142 of the annual report.

The management structure as at December 31, 2005 and its changes during 2005 are described in this chapter. The current organizational chart is shown on page 21.

The Group is organized by geographical regions.

Effective January 1, 2005, the Board of Directors named Gérard Letellier as Area Manager. To support operational management, senior management was augmented by Corporate Functional Managers (see page 81).

To confirm the growing importance and the integration of the aggregates business within the Group, the senior management has been reinforced. Bill Bolsover, CEO of Aggregate Industries, has been appointed Area Manager of Holcim Ltd at the beginning of 2006. He will be in charge of the new corporate function Aggregates & Construction Materials Services.

Holcim does not have any mutual cross-holdings in any other listed company, nor were any shareholders' agreements or other agreements regarding voting or holding of Holcim shares concluded.

More detailed information on topics as regarding business review, Group structure and shareholders can be found in the following sections of the annual report:

Topic	Page(s)
Business review in the individual Group regions	38–59
Segment information	110–111
Principal companies	140–142
Information about listed Group companies	141
Important shareholders	156

Capital structure

A sound financial basis constitutes the precondition for growth in added value. In 2003, the introduction of a single registered share was a prerequisite to comply with international capital market requirements in terms of an open, transparent and modern capital structure and considerably enhanced attractiveness for institutional investors. The share capital of Holcim Ltd is divided into the following categories:

Share capital

The share capital is divided into 229,925,518 registered shares of CHF 2 nominal value each. As at December 31, 2005, the nominal, fully paid-in share capital of Holcim Ltd amounted to CHF 460 million.

Conditional share capital

The share capital may be raised by a nominal amount of CHF 28 million through the issue of a maximum of 14,007,875 fully paid-in registered shares, each with a par value of CHF 2. The conditional capital may be used for the exercising of convertible and/or option rights relating to bonds or similar debt instruments of the company or one of its Group companies.

Authorized share capital/Certificates of participation

As at December 31, 2005, there was neither authorized share capital nor were certificates of participation outstanding.

Additional information on the capital structure:

Topic	Page(s)
Articles of Incorporation Holcim Ltd	www.holcim.com/corporate_governance
Code of Conduct	www.holcim.com/corporate_governance
Changes in equity Holcim Ltd	154
Detailed information on conditional capital	Articles of Incorporation Art. 3bis
Key data per share	24–27, 135, 156–157
Rights pertaining to the shares	Articles of Incorporation, Art. 6, 9, 10
Regulations on transferability of shares and nominee registration	71–72 Articles of Incorporation, Art. 4, 5
Convertible bonds and warrants/options	126–127, 133–134

Board of Directors

The Board of Directors consists of eleven members, ten of whom are independent within the meaning of the Corporate Governance Swiss Code of Best Practice. According to Art. 15 of the Articles of Incorporation, all directors are shareholders of the company.

In the year under review, Willy R. Kissling stepped down as Deputy Chairman; Andreas von Planta was appointed Deputy Chairman in his place. At the annual general meeting on May 3, 2005, Peter G. Wodtke stepped down from the Board of Directors due to reaching retirement age.

CEO Markus Akermann is the sole executive member of the Board of Directors. Thomas Schmidheiny stepped down from the Executive Committee as per January 1, 2002, i.e. three financial years preceding the period under review and therefore is a non-executive member within the meaning of the Corporate Governance Directive. Generally, new directors are thoroughly introduced into the relevant challenges of a cement producer's business and there are regular educational updates for all members of the Board.

Please see pages 75 to 77 for the biographical information of the Board members.

Board of Directors

Rolf Soiron	Chairman[1]
Andreas von Planta	Deputy Chairman
Markus Akermann	Member
Erich Hunziker	Member
Willy R. Kissling	Member
Peter Küpfer	Member[2]
Gilbert J.B. Probst	Member
H. Onno Ruding	Member
Thomas Schmidheiny	Member
Wolfgang Schürer	Member
Dieter Spälti	Member

[1] Governance, Nomination & Compensation Committee Chairman.
[2] Audit Committee Chairman.

The Board of Directors meets as often as business requires, but at least four times each year. In the year under review, seven regular meetings, one extraordinary meeting, one strategy meeting and three private meetings (partly without the presence of the executive director) were held. Six of the regular meetings were attended by all members of the Board. At one meeting, one Board member was excused for his absence.
The average duration of each meeting was six hours.

Other major Swiss and foreign activities of the Board of Directors outside the Holcim Group as at December 31, 2005

Board of Directors	Main activity	Position
Rolf Soiron	Lonza Group Ltd, Basel*	Chairman of the Board
	Nobel Biocare Holding AG, Zurich*	Chairman of the Board
Andreas von Planta	Schweizerische National-Versicherungs-Gesellschaft, Basel*	Deputy Chairman of the Board (Member of the Audit Committee)
Erich Hunziker	Genentech Inc., San Francisco (USA)*	Member of the Board
Willy R. Kissling	Kühne & Nagel International AG, Schindellegi*	Member of the Board
	Schneider Electric S.A., Paris (France)*	Member of the Board
Peter Küpfer	Julius Bär Holding AG, Zurich*	Deputy Chairman of the Board
	Metro AG, Düsseldorf (Germany)*	Member of the Supervisory Board
	Valora Holding AG, Berne*	Member of the Board
H. Onno Ruding	Alcan Ltd., Montreal (Canada)*	Member of the Board
	Corning Inc., Corning (USA)*	Member of the Board
	RTL Group SA, Luxemburg*	Member of the Board
Thomas Schmidheiny	Schweizerische Cement-Industrie-Gesellschaft, Glaris	Chairman of the Board
	Spectrum Value Management Ltd., Jona	Chairman of the Board
Dieter Spälti	Rieter Holding AG, Winterthur*	Member of the Board
	Spectrum Value Management Ltd., Jona	Member of the Board

* Listed company.

Elections and terms of office of the Board of Directors

The Board of Directors is appointed for three year terms. Following the introduction of a system of staggered election according to Art. 14 of the company's Articles of Incorporation, members of the Board of Directors may, prior to expiry of their term of office, offer to stand for a further term of three years. Moreover, the election rotation should be determined such that each year the term of office of approximately one third of Board members expires. In general, the exercise of service on the Board is possible until the retirement age of 70 years or the total terms of office (4 x 3 years plus additional 3 years according to the motion of the Governance, Nomination & Compensation Committee) is reached.

In 2002, the following expert committees were set up for the first time:

Audit Committee

Peter Küpfer	Chairman
Andreas von Planta	Member
H. Onno Ruding	Member

The Audit Committee assists the Board of Directors in conducting its supervisory duties, in particular with respect to internal control systems that are applied within the Group, as well as evaluating the Group's external and internal audits, reviewing the risk management processes and evaluating financing issues. All members are independent and have no material vested interests which prevent them from exercising the required degree of objectivity. Due to reaching retirement age, Peter G. Wodtke stepped down from the Audit Committee in May 2005. H. Onno Ruding was elected to the committee as his successor. In the year under review, four regular meetings of the Audit Committee were held. Three meetings were attended by all members of the committee and at one meeting, one member was excused for his absence. The average duration of each meeting was six hours. Note was duly taken of the revisions to the International Financial Reporting Standards (IFRS), while a review of the external auditors as well as Group Internal Audit were undertaken, together with an annual evaluation of the Audit Committee. The details of the Audit Committee's Charter may be viewed at www.holcim.com/corporate_ governance.

Governance, Nomination & Compensation Committee	
Rolf Soiron	Chairman
Erich Hunziker	Member
Willy R. Kissling	Member
Thomas Schmidheiny	Member

The Governance, Nomination & Compensation Committee assists the Board of Directors in performing its supervisory duties. In particular, this includes matters relating to succession planning within the senior management and the Board of Directors, as well as financial compensation for the Board of Directors and the senior management. In the year under review, Willy R. Kissling stepped down as Chairman of the Governance, Nomination & Compensation Committee. Rolf Soiron was elected Chairman as his successor. The committee held three regular meetings and one extraordinary meeting. All members of the Governance, Nomination & Compensation Committee were in attendance at three meetings and at one meeting, one member was excused for his absence. The average duration of each meeting was 3.5 hours. The Charter of the Governance, Nomination & Compensation Committee may be found on our website at www.holcim.com/corporate_governance.

Areas of responsibility

The division of responsibilities between the Board of Directors and the Executive Committee is set out in detail in the company's Regulations Governing Organization and Operations.

The Regulations Governing Organization and Operations were issued by the Board of Directors of Holcim Ltd in accordance with the terms of Art. 716b of the Swiss Code of Obligations and Art. 19 of the company's Articles of Incorporation. They stipulate the organizational structure of the Board of Directors and Executive Committee and govern the tasks and powers conferred on the company's executive bodies. They also regulate the convocation, execution and number of meetings to be held by the Board of Directors and Executive Committee, in addition to the requirements necessary for the passing of resolutions. The Regulations Governing Organization and Operations set out the tasks and responsibilities of the Chairman of the Board of Directors and of the CEO. In the event that the Chairman of the Board of Directors is not in a position to exercise independently, the Regulations Governing Organization and Operations provide for the election of an Independent Lead Director, such election being confirmed on a yearly basis.

The Board of Directors also has the power to establish specialist committees and, if required, ad-hoc committees for special tasks.

The Executive Committee is responsible for operational management, preparing the business of the Board of Directors and executing the latter's resolutions, in addition to development and implementation of the corporate strategy.

Where there is a direct conflict of interest, the Regulations require each member of the body concerned to voluntarily stand aside prior to discussion of the matter in question.

Members of the corporate bodies are also required to treat as confidential all information and documentation which they may obtain or view in the context of their activities on these bodies and not to make such information available to third parties.

All individuals vested with the power to represent the company shall in principle have dual signing authority.

These Regulations were entered into force on May 24, 2002, and shall be reviewed at least every two years and amended as required. The Regulations were last reviewed in 2004.

Business Risk Management

Knowing the right way to exploit opportunities and address risks is a valuable asset for any company. Holcim applies a uniform Group-wide risk management process in order to be able to systematically identify important risks facing the company, to assess them objectively and to initiate appropriate corrective measures immediately. Further details can be found on page 19 of the annual report.

Internal Audit

Internal Audit is designed to ensure that processes within the company are conducted swiftly, securely and within the framework of monitoring mechanisms that expose, prevent or minimize inconsistencies and irregularities. This enables the Board of Directors and senior management to achieve strategic goals by means of a forward-looking and value-adding management approach at all levels. For details of support processes, see page 20.

Transactions with Holcim shares

In line with the SWX rules on the disclosure of management transactions, procedures for members of the Board of Directors and senior management were introduced on July 1, 2005.

At the same time, existing internal rules on trading restrictions with regard to processes have been revised. In material terms, as from a defined point in time until the disclosure or announcement of market-relevant information or projects, the Board of Directors, senior management and any employees involved are prohibited from effecting transactions with equity securities or other financial instruments of Holcim Ltd, listed Group companies, or potential target companies (lock-up).

Senior management

Senior management of Holcim Ltd comprises the CEO, the members of the Executive Committee, the Area Managers and effective January 1, 2005 the Corporate Functional Managers. The tasks of senior management are divided into different areas of responsibility in terms of country, division and function, each of these areas being managed by a member of the Executive Committee. Within the scope of their field of responsibility, the members of the Executive Committee may be assisted by Area Managers and Corporate Functional Managers.

Executive Committee

During the year under review, the Executive Committee of Holcim Ltd comprised seven members. None of the members of the Executive Committee has further important functions outside the Holcim Group or any other significant commitments of interest.

Executive Committee	
Markus Akermann	CEO
Tom Clough	Member
Hansueli Heé	Member
Paul Hugentobler	Member
Thomas Knöpfel	Member
Benoît-H. Koch	Member
Theophil H. Schlatter	CFO

Please see pages 78 and 79 for the biographical information of the Executive Committee members. Both, regional and functional responsibility is shown on the organizational chart on page 21.

Area Management

The individual members of the Executive Committee are assisted by Area Managers.

Area Management	
Urs Böhlen	Eastern Europe, CIS/Caspian
Bill Bolsover[1]	Aggregate Industries
Javier de Benito	Mediterranean, Indian Ocean
Gérard Letellier	Vietnam, Malaysia, Singapore, Bangladesh
Bernard Terver	Andes nations, Central America, Caribbean

[1] Effective January 1, 2006.

Please see page 80 for the biographical information of the Area Managers.

Corporate Functional Managers

Effective January 1, 2005, the senior management was augmented by promoting Corporate Functional Managers. The Corporate Functional Managers are responsible for directing important areas of expertise. Hans Braun retired from his function as Corporate Functional Manager Manufacturing Services at the end of June 2005. To reinforce the importance of the aggregates business within the functional organization, Bill Bolsover, CEO of Aggregate Industries, will assume responsibility for the new corporate function Aggregates & Construction Materials Services at the beginning of 2006.

Corporate Functional Managers	
Bill Bolsover[1]	Aggregates & Construction Materials Services
Jacques Bourgon	Manufacturing Services
Beat Fellmann	Deputy CFO
Roland Köhler	Strategy & Risk Management
Stefan Wolfensberger	Commercial Services

[1] Effective January 1, 2006.

Please see page 81 for the biographical information of the Corporate Functional Managers.

Management agreements

Holcim has no management agreements in place with companies or private individuals outside the Group.

Compensation, shareholdings and loans

The financial compensation of the Board of Directors and senior management of Holcim Ltd has been published in this section. The information given relates not only to the corresponding member of the governing body but also to closely related parties.

Method of determining compensation and shareholding programs
The members of the Board of Directors receive a fixed fee, consisting of a set remuneration and a shareholding. Those who are also members of the Audit Committee or the Governance, Nomination & Compensation Committee are paid an additional compensation. The Chairman and the Deputy Chairman of the Board of Directors are paid an additional fee.

Senior management of Holcim Ltd includes the Executive Committee as well as the Area Managers and effective January 1, 2005 the Corporate Functional Managers. The annual financial compensation of the senior management comprises – depending on the individual's position – a basic salary, a Group bonus and an individual bonus, and is determined annually by the Governance, Nomination & Compensation Committee. The Group bonus depends on the financial results achieved by the Group and is paid in the form of registered shares of the company (subject to a five-year restriction period), and a cash element of around 30 percent. The necessary shares are valued at market price and are either reserved as part of treasury stock or are purchased from the market. The individual bonus depends on the individual performance and is paid in the form of options on registered shares of the company and a cash element of around 30 percent. The exercise price corresponds with the stock market price at the grant date. The options are restricted for a period of three years following the grant date, and have a maturity period of eight years. The options are valued in accordance with the Black Scholes model. The underlying shares are reserved on the grant date of the options as part of treasury stock or are purchased from the market. Upon appointment, members of the Executive Committee are granted a single allocation of options on registered shares of the company by the Governance, Nomination & Compensation Committee. A requirement is that the members have been with the Group for five years. The options are restricted for nine years and have a maturity period of twelve years. The exercise price remained unchanged from the preceding year. The company reserved the underlying shares as part of treasury stock or purchases them from the market. Neither shares nor options may be sold or lent until the end of the restriction period.

Compensation for the Board of Directors
In financial year 2005, the eleven non-executive members of the Board of Directors of Holcim Ltd received an overall compensation amounting to CHF 1.9 million. Besides fees and additional remunerations to the Chairman and Deputy Chairman of the Board of Directors and to the members of the Audit Committee or the Governance, Nomination & Compensation Committee, this amount also includes payments to pension funds. In compliance with the Corporate Governance Directive, this amount does not include the value of the 11,335 registered shares of Holcim Ltd that were granted.

At the annual general meeting 2005, Peter G. Wodtke stepped down from the Board of Directors due to reaching retirement age. Until that date, he was paid his normal fees and compensation. No severance compensation was paid.

Compensation for the member of the Board of Directors who received the highest compensation of all members of the Board of Directors amounted to CHF 2,577,000.– in cash. This amount also includes payments made to pension funds. As Group bonus in financial year 2005, he was granted an additional 11,743 shares with a value of CHF 1,124,000.– and as individual bonus 15,994 share options with a value of CHF 423,000.–. The shares were valued at the average share price in January/February 2006. The value of the options was determined using the Black Scholes model at the grant date.

Compensation for senior management
Senior management which increased by five to 16 members received a compensation of CHF 18.5 million in financial year 2005. This amount includes the basic salary, any additional fees and remunerations, as well as a cash element related to Group and individual bonuses, and payments made to pension funds. In accordance with the Corporate Governance Directive,

this amount does not include the value of the 58,385 registered shares of Holcim Ltd that were granted as Group bonuses or the share options of 58,571 granted as individual bonuses. During 2005, Corporate Functional Manager Hans Braun stepped down from his position at the end of June. No severance compensation was paid.

Compensation for former members of governing bodies
In the year 2005, an amount of CHF 1,372,700.– was paid to a former member of the senior management.

Shares and options owned by the Board of Directors
At the end of 2005, non-executive members of the Board of Directors held a total of 50,650,623 registered shares in Holcim Ltd. These numbers comprised privately acquired shares and those allocated under profit-sharing and compensation schemes. Non-executive members of the Board of Directors did not receive any options from compensation and profit-sharing schemes, but held at the end of 2005 18,185 share options from prior executive function.

Shares and options owned by senior management
As at December 31, 2005, the executive member of the Board of Directors and members of senior management held a total of 190,185 registered shares in Holcim Ltd. This figure includes both privately acquired shares and those allocated under the Group's profit-sharing and compensation schemes. Furthermore, at the end of 2005, senior management held 481,386 share options; these arise as a result of the compensation and profit-sharing schemes of various years. Options are issued solely on registered shares of Holcim Ltd.

Movements in the number of share options outstanding held by the Board of Directors and senior management are as follows:

	Number[1] 2005	Number[1] 2004
January 1	**526,436**	**436,580**
Decrease due to retirements	(72,568)	0
Granted (individual bonus)	63,888	56,306
Granted (single allocation)	0	33,550
Forfeited	0	0
Exercised	(18,185)	0
Lapsed	0	0
December 31	**499,571**	**526,436**
Of which exercisable at the end of the year	72,740	74,250

[1] Adjusted to reflect former share splits and/or capital increases.

The following overview provides information about the grant date, expiry date and exercise price of the options held by the Board of Directors and senior management:

Option grant date	Expiry date	Exercise price	Number[1]
2000	2008	CHF 69.63	23,100
2001	2009	CHF 66.99	26,400
2002	2010	CHF 75.66	23,240
2002	2014	CHF 70.16	167,750
2003	2011	CHF 36.86	78,545
2003	2015	CHF 70.16[2]	33,550
2004	2012	CHF 66.36	49,548
2004	2016	CHF 70.16[2]	33,550
2005	2013	CHF 77.55	63,888
Total			**499,571**

Additional fees and remunerations

In financial year 2005, no significant fees for additional services rendered to Group companies were paid to members of the Board of Directors or senior management.

Loans granted by governing bodies

As at December 31, 2005, there were loans outstanding, which were granted to five members of senior management. There were no loans to members of the Board of Directors outstanding. The outstanding amounts and respective terms are disclosed in the table shown on page 139.

Shareholders' participation

The information below comprises excerpts from the Articles of Incorporation of Holcim Ltd. The full version of the Articles of Incorporation can be retrieved at www.holcim.com/corporate_governance.

Voting rights and representation restrictions

All holders of registered shares who are entered as shareholders with voting rights in the share register at the date communicated in the invitation to the annual general meeting (approximately one week prior to the annual general meeting) are entitled to participate in, and vote at, general meetings. Shares held by trusts and shares for which no declaration has been made in the context of the regulations of the Board of Directors governing the entry of shareholders in the share register of Holcim Ltd are entered in the share register as having no voting rights. Shareholders not participating in person in the annual general meeting may be represented by another shareholder, by the bank, by the company as representative of the governing body or by the independent voting rights representative. Voting rights are not subject to any restrictions. Each share carries one vote.

Statutory quorums

The annual general meeting of shareholders normally constitutes a quorum, without taking account of the number of shares represented or shareholders present. In order to pass resolutions, an overall majority of the votes represented is required, subject to the provisions of Art. 704 para. 1 of the Swiss Code of Obligations. In such cases, resolutions may only be passed with a two-thirds majority of the votes represented.

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Valued according to the single allocation in 2002.

According to Art. 10 para. 2 of the Articles of Incorporation and in addition to Art. 704 para. 1, the approval of at least two-thirds of the votes represented and the absolute majority of the par value of shares represented shall be required for resolutions of the annual general meeting of shareholders with respect to the removal of the restrictions set forth in Art. 5 of the Articles of Incorporation, the removal of the mandatory bid rule (Art. 22 para. 3 of the Stock Exchange Act), the removal or amendment of this para. 2 of Art. 10 of the Articles of Incorporation.

The chair of the meeting may also have votes and elections conducted electronically. Electronic votes and elections are deemed equivalent to secret votes and elections.

Convocation of the general meeting and agenda rules

The ordinary general meeting of shareholders takes place each year, at the latest six months following the conclusion of the financial year. It is convened by the Board of Directors, whereby invitations are published at least twenty days prior to the meeting and in which details are given of the agenda and items submitted. Shareholders representing shares with a par value of at least one million Swiss francs may request the addition of a particular item for discussion. A corresponding application must be submitted in writing to the Board of Directors at least forty days prior to the annual general meeting. Such application should indicate the items to be submitted. From 2006, the invitations as well as the minutes to the general meetings shall be published on www.holcim.com/AGM2006.

Entries in the share register

The company maintains a share register for registered shares in which the names and addresses of owners and beneficiaries are entered. Only those included in the share register are deemed shareholders or beneficial owners of the registered shares.

Upon request, purchasers of registered shares shall be included in the share register as shareholders with voting rights if they expressly declare that they have acquired the shares in their own name and for their own account. The Board of Directors shall enter in the share register as having voting rights those persons who have not expressly declared in their application for registration that the shares are held for their own account (nominees). However, this only applies if the nominee has reached an agreement with the company regarding this position and is subject to a recognized banking or financial markets supervisory authority.

The share register is closed approximately one week prior to the date of the annual general meeting (the exact date will be communicated in the invitation to the annual general meeting). Shareholders' participation and rights of protection are furthermore governed by the Swiss Code of Obligations.

Changes of control and defense measures

The Articles of Incorporation contain no waiver of the duty to make a public offer under the terms of Art. 32 and 52 of the Swiss Stock Exchange Act ("opting out"). The result is that a shareholder who directly, indirectly or in concert with third parties acquires shares in the company and, together with the shares he already possesses, thereby exceeds the 33⅓ percent threshold of voting rights in the company must make an offer for all listed shares of the company.

There are no clauses relating to changes of control.

Auditors

As part of their auditing activity, the statutory and Group auditors inform the Audit Committee and the Executive Committee regularly about their findings and about proposals for improvement. The Audit Committee assesses the external auditors and monitors the results of the audit. In 2005, the auditors participated in all meetings of the Audit Committee to discuss individual agenda items.

Ernst & Young Ltd, Zurich, were appointed in 2002 as statutory and Group auditors to Holcim Ltd. Ernst & Young partners Christoph Dolensky (since 2004) and Jan A. Birgerson (since 2005) are the lead auditors for this mandate. The statutory and Group auditors are in each case elected for a one-year term by the annual general meeting.

The following fees were charged for professional services rendered by Ernst & Young in 2005 and 2004:

Million CHF	2005	2004
Audit services[1]	8.6	7.2
Audit-related services[2]	1.0	0.4
Tax services	0.5	0.1
Other services[3]	0.2	0.6
Total	**10.3**	**8.3**

[1] This amount includes the fees for the individual audits of Group companies carried out by Ernst & Young as well as their fees for auditing the Group financial statements.
[2] Audit-related services comprise, among other things, amounts for due diligences, comfort letters, accounting advice, information systems reviews and reviews on internal controls.
[3] Other services include, among other things, amounts for accounting, actuarial and legal advisory services.

Information policy

Holcim Ltd reports to shareholders, the capital market, employees and the public at large in an open, transparent and timely manner concerning its corporate performance and progress regarding sustainability targets. Equal treatment of all stakeholders is the guiding principle behind our partnership-based approach. We nurture an open dialogue with our stakeholders, based on mutual respect and trust. This enables us to promote an understanding of our objectives, strategy and business activities, and ensure a high degree of awareness about our company.

The most important information tools are the annual and quarterly reports, the website (www.holcim.com), media releases, press conferences on the annual results and third quarter, meetings for financial analysts and investors as well as the annual general meeting.

Our commitment to sustainable development is described on pages 28 to 37 of this annual report. Current information relating to sustainable development is available at www.holcim.com/sustainable. In 2006, Holcim Ltd will publish its third sustainability report.

As a listed company, Holcim Ltd is committed to disclose facts that may materially affect the share price (ad-hoc disclosure, Art. 72 of the listing rules). The listing rules of SWX Swiss Exchange may be retrieved at www.swx.com.

The financial reporting calendar is shown on page 27 of this annual report.

Should you have any specific queries regarding Holcim, please contact:

Corporate Communications, Roland Walker
Phone +41 58 858 87 10, Fax +41 58 858 87 19
communications@holcim.com

Investor Relations, Bernhard A. Fuchs
Phone +41 58 858 87 87, Fax +41 58 858 80 09
investor.relations@holcim.com

In terms of content, the ongoing development of corporate strategy is the greatest challenge facing any company. Strategic corporate leadership requires intense dialogue between the Board of Directors and senior management.

Board of Directors



Rolf Soiron, Swiss national, born January 31, 1945, Chairman of the Board of Directors since 2003, elected until 2007, Chairman of the Governance, Nomination & Compensation Committee. He studied history at the University of Basel, where he obtained a PhD in philosophy in 1972. He began his professional career in 1970 with the Sandoz group, Basel, where he held various positions, ultimately as COO of Sandoz Pharma AG with the responsibility for the global pharmaceuticals business. From 1993 until the end of June 2003, Rolf Soiron managed the Jungbunzlauer group in Basel (leading international manufacturer of citric acid and related products), ultimately as Managing Director. From 1996 until March 2005, he was – on a part-time role – Chairman of the University of Basel. In early 2003, he was appointed Chairman of the Board of Directors of Nobel Biocare. In April 2005, he was appointed Chairman of the Board of Directors of Lonza Group Ltd, Basel. He was elected to the Board of Directors of Holcim Ltd in 1994.



Andreas von Planta, Swiss national, born July 11, 1955, Deputy Chairman of the Board of Directors since May 2005, elected until 2008, member of the Audit Committee. He studied law at the Universities of Basel (doctorate, 1981) and Columbia, New York (LL.M., 1983). He began his professional career in 1983 with Lenz & Staehelin, an international law firm based in Geneva. In 1988, he became partner and was from 2002 until the end of 2005 Managing Partner. He has a wealth of experience in corporate law, business financing, mergers & acquisitions and arbitration law. He was elected to the Board of Directors of Holcim Ltd in 2003.



Markus Akermann, Swiss national, born January 25, 1947, CEO, member of the Board of Directors, elected until 2007. He obtained a degree in business economics from the University of St. Gallen in 1973 and studied economic and social sciences at the University of Sheffield, UK. He began his professional career in 1975 with the former Swiss Bank Corporation. In 1978, he moved to Holcim, where he was active in a number of roles including Area Manager for Latin America and Holcim Trading. In 1993, he was appointed to the Executive Committee, with responsibility for Latin America and international trading activities. On January 1, 2002, he was appointed CEO and at the annual general meeting in 2002, he was elected to the Board of Directors of Holcim Ltd. Mexico remains under his direct responsibility.



Erich Hunziker, Swiss national, born September 15, 1953, member of the Board of Directors, elected until 2008, member of the Governance, Nomination & Compensation Committee. He studied industrial engineering at the ETH in Zurich, obtaining a PhD in 1983. In the same year, he joined Corange AG (holding company for the Boehringer Mannheim group), where he was appointed CFO in 1997 and among other things managed a project handling the financial aspects of the sale of the Corange group to F. Hoffmann-La Roche AG. From 1998 until 2001, he was CEO at the Diethelm group and Diethelm Keller Holding AG. Since 2001, he has served as CFO of F. Hoffmann-La Roche AG and is a member of the Executive Committee. In 2005, he was appointed as Deputy Head of Roche's Corporate Executive Committee, in addition to his function as Chief Financial Officer. Since 2004, he is a member of the Board of Genentech Inc., USA. He was elected to the Board of Directors of Holcim Ltd in 1998.



Willy R. Kissling, Swiss national, born May 26, 1944, member of the Board of Directors, elected until 2008, member of the Governance, Nomination & Compensation Committee. He obtained a doctorate in management sciences at the University of Berne, complementing his studies at the Harvard Business School, Cambridge, USA. He began his professional career in 1970 at Amiantus Corporation, moving to Intergips in 1978, where he was ultimately appointed CEO. From 1987 until 1996, he served as CEO and Managing Director at Landis & Gyr AG. Since then, he has been appointed to the Board of Directors of various international corporations. Between 1998 and 2002, he was also CEO of the Unaxis Corporation. He was appointed to the Board of Directors of Holcim Ltd in 1997.



Peter Küpfer, Swiss national, born January 17, 1944, member of the Board of Directors, elected until 2007, Chairman of the Audit Committee. As a Swiss certified accountant, he began his career with Revisuisse Price-waterhouse AG in Basel and Zurich, where he became a member of management. From 1985 until 1989, he was CFO at Financière Credit Suisse First Boston and CS First Boston, New York; from 1989 until 1996, he was at CS Holding, Zurich, as a member of the Executive Board. He has been an independent business consultant since 1997. He was elected to the Board of Directors of Holcim Ltd in 2002.



Gilbert J.B. Probst, Swiss national, born September 17, 1950, member of the Board of Directors, elected until 2008. He obtained his PhD in 1981 and in 1986 became a Professor of Business Administration at the University of St. Gallen. From 1984 until 1987, he was Deputy Director and Head of Research at the Institute of Management and, at the same time, he was a lecturer in organizational behavior and management at the University of St. Gallen. Since 1987, he has been a Professor of Organization and Management and Director of the MBA program at the University of Geneva, as well as a member of the Board of SKU (Swiss training programs for senior executives). He is also a founder of the Geneva Knowledge Forum and CORE (Center for Organizational Excellence at the University of St. Gallen). He was elected to the Board of Directors of Holcim Ltd in 1999.



H. Onno Ruding, Dutch national, born August 15, 1939, member of the Board of Directors, elected until 2007, member of the Audit Committee (succeeding Peter G. Wodtke). He studied economics at the Netherlands School of Economics (now Erasmus University) in Rotterdam (master in 1964, doctorate in 1969). He worked at the Ministry of Finance, The Hague (1965–1970), AMRO Bank, Amsterdam (1971–1976) and, later, as a member of the Board of Managing Directors of AMRO (1981–1982). He was elected to the Executive Board of the International Monetary Fund in Washington, D.C. in 1976 and served four years. In 1982, he became the Minister of Finance in The Netherlands until the end of 1989. He became Director of Citibank in 1990 and was from 1992 until his retirement in 2003 Vice Chairman and Director of Citibank in New York. He is also Chairman of the Board of the Centre for European Policy Studies (CEPS) in Brussels. He was elected to the Board of Directors of Holcim Ltd in 2004.

Thomas Schmidheiny, Swiss national, born December 17, 1945, member of the Board of Directors, elected until 2006, member of the Governance, Nomination & Compensation Committee. He studied mechanical engineering at the ETH in Zurich and complemented his studies with an MBA from the IMD in Lausanne (1972). In 1999, he was awarded an honorary doctorate for his services in the field of sustainable development from Tufts University, Massachusetts, USA. He began his career in 1970 as Technical Director with Cementos Apasco and was appointed to the Executive Committee of Holcim in 1976, where he held the office of Chairman from 1978 until 2001. He was appointed to the Board of Directors of Holcim Ltd in 1978 and became Chairman of the Board in 1984 until 2003.



Wolfgang Schürer, Swiss national, born September 14, 1946, member of the Board of Directors, elected until 2006. He studied economic and social sciences at the University of St. Gallen, where he was awarded an honorary doctorate in 1999. He is Chairman of the Board of Directors and CEO of MS Management Service AG, St. Gallen (international consultancy firm focusing on strategy and risk evaluation of foreign engagements for multinational firms in Europe, North America, the Middle East and Asia as well as mandates in the international regulatory environment). He is also Distinguished Professor in the Practice of International Business Diplomacy at Georgetown University, School of Foreign Service, Washington, D.C. and a regular visiting Professor for Public Affairs at the University of St. Gallen. Moreover, he is a member of the Curatorium and special representative of the Hague Academy of International Law and a founder of the International Management Symposium at the University of St. Gallen. He was elected to the Board of Directors of Holcim Ltd in 1997.



Dieter Spälti, Swiss national, born February 27, 1961, member of the Board of Directors, elected until 2006. He studied law at the University of Zurich, obtaining a doctorate in 1989. He began his professional career as a credit officer with Bank of New York in New York, before taking up an appointment as CFO of Tyrolit (Swarovski group), based in Innsbruck and Zurich, in 1991. From 1993 until 2001, he was with McKinsey & Company, ultimately as a partner, and was involved in numerous projects with industrial, financial and technology firms in Europe, the US and Southeast Asia. In October 2002, he joined the Jona-based Spectrum Value Management Ltd., which administers the industrial and private investments of the family of Thomas Schmidheiny. He was elected to the Board of Directors of Holcim Ltd in 2003.



Peter G. Wodtke, US national, born July 16, 1934, member of the Board of Directors, elected until 2005, member of the Audit Committee. After concluding his studies at Princeton University with a Bachelor of Arts in European Civilization, he worked at Citibank in Hong Kong and Beirut until 1970. He then moved to Henry Schroder Banking Corporation, where he assumed the position of CEO and Chairman of the Board of Directors of PICA (Private Investment Company for Asia) in 1971. In 1976, he joined the former Swiss Bank Corporation North America as director, before becoming an independent advisor on investments, M&A and corporate finance in London in 1982, and, from 1990 until 2000, he was General Partner of Peter Wodtke & Partners. In 2000, he founded the private firm Peter Wodtke LLC, New York. He was elected to the Board of Directors of Holcim Ltd in 1987; in 2005, he reached retirement age as set out in the Articles of Incorporation and stepped down from the Board on the occasion of the 2005 annual general meeting.



Executive Committee



Markus Akermann, please refer to the section Board of Directors on page 75 for his biographical information.



Tom Clough, British national, born October 25, 1947. Tom Clough has a Bachelor's degree in Mining Engineering from the University of Leeds. Following three years working as a mining engineer, he joined Imperial Chemical Industries (ICI) in 1974. From 1988 to 1994, he worked for global minerals and specialty chemicals group ECC International. In 1997, after some years as an independent consultant, he joined Holcim and assumed diverse management tasks in Asia. He was appointed CEO of Holcim's Philippine Group company in 1998 and, following Holcim's entry into the Indonesian market in 2001, Chief Executive of Jakarta-based PT Holcim Indonesia Tbk. He joined the Holcim Executive Committee in 2004, with responsibility for East Asia including the Philippines and Oceania, as well as South and East Africa.



Hansueli Heé, Swiss national, born May 26, 1948. Hansueli Heé completed his graduate and doctorate studies at the ETH, Zurich, and in 1987 acquired an MBA from the IMD, Lausanne. From 1979 until 1986, he occupied various positions within the Holcim Group, including Plant Manager and Head of Production at Holcim Group companies in Brazil, Mexico and Venezuela. From 1994 until 1998, he served as Director and Area Manager at Holcim Ltd. Hansueli Heé played a key role in expanding Holcim's position in Central and Eastern Europe. He has been a member of the Executive Committee since 1998 and is currently responsible for Europe excluding Iberian Peninsula, UK and Norway.



Paul Hugentobler, Swiss national, born February 14, 1949. Paul Hugentobler has a degree in civil engineering from the ETH, Zurich, and a degree in economic science from the University of St. Gallen. He joined what is now Holcim Group Support Ltd in 1980 as Project Manager and in 1994 was appointed Area Manager for Holcim Ltd. From 1999 until 2000, he also served as CEO of Siam City Cement, headquartered in Bangkok, Thailand. He has been a member of the Executive Committee since January 1, 2002 with the responsibility for South Asia and ASEAN excluding the Philippines.

Thomas Knöpfel, Swiss national, born February 10, 1951. Thomas Knöpfel obtained a doctorate in law from the University of Zurich in 1982. He also holds a Master of Law degree in US business and financial law and is a licensed attorney. In 1986, he joined the former Union Bank of Switzerland, before beginning his career with Holcim in 1988. After a period as member of the senior management of Holcim (España), S.A. and from 1995 as CEO of Holcim (Colombia) S.A., he was in 1999 appointed Area Manager with responsibility for various Group companies in Latin America. Since January 1, 2003, he has been a member of the Executive Committee, with responsibility for Group region Latin America excluding Mexico.



Benoît-H. Koch, French and Brazilian national, born March 24, 1953. Benoît-H. Koch completed his education as an engineer at the ETH in Zurich. He joined Holcim in 1977, occupying various positions at Group companies in Belgium, Brazil, France and Switzerland until 1992. He has been a member of the Executive Committee since 1992 and is currently responsible for North America, UK and Norway, the Mediterranean including Iberian Peninsula and International Trade as well as Aggregates & Construction Materials.



Theophil H. Schlatter, Swiss national, born January 7, 1951. Theophil Schlatter graduated in business economics at the University of St. Gallen and is a Swiss certified accountant. He began his career as a public accountant at STG Coopers & Lybrand. After six years, he moved to Holcim Group Support Ltd, where he was active for a further six years in Corporate Controlling. From 1991 until 1995, he was Head of Finance and a member of the Executive Committee of Sihl Papier AG. He then served as CFO and a member of the Management Committee of Holcim Switzerland for two years. He has been CFO and a member of the Executive Committee of Holcim Ltd since 1997.



Area Management



Urs Böhlen, Swiss national, born June 7, 1950. Urs Böhlen studied business administration at the University of Berne, graduating in 1977, and complemented his education at the Stanford Business School in 1991. From 1977 to 1979, he served as Project Manager in the accounts division at Union Bank of Switzerland. From 1980 until 1985, he was Head of Controlling at Autophon AG. He joined Holcim in 1985; after holding various positions, he was entrusted with overall management of the former Cementfabrik Rekingen in 1989. From 1992 until 1998, he served as CEO of Holcim Switzerland. Since 1998, he has been Area Manager and is currently responsible for Eastern Europe and the CIS/Caspian region.



Bill Bolsover, British national, born August 8, 1950. Following a career with Tarmac which spanned more than 25 years, Bill Bolsover joined Aggregate Industries in 2000 and was made Chief Operating Officer with responsibility for US and UK operations in July 2003. As of January 1, 2006, he has been appointed CEO of Aggregate Industries and Area Manager of Holcim Ltd. In addition to his line responsibilities, he will also be in charge of the new corporate function Aggregates & Construction Materials Services.



Javier de Benito, Spanish national, born June 24, 1958. Javier de Benito studied economic science at the Autonomous University of Madrid and undertook further studies at the Harvard Business School. After a number of years of professional experience in the finance department of an international steel trading company and as a specialist for finance projects with a Spanish export promotion company, he joined Holcim Trading in 1988. Along with responsibility for controlling at the subsidiary companies and for business development, he took on the position of Deputy General Manager in 1992, with responsibility for the trading division. On April 1, 2003, he was appointed Area Manager for the Mediterranean and Indian Ocean.



Gérard Letellier, French national, born January 6, 1953. Gérard Letellier, a graduate of the Business & Administration School of the University of Reims, began his career in 1977 in the marketing unit at Holcim France, ultimately moving up to the position of senior management member responsible for cement sales. From 1998 to 2001, he was CEO of Holcim Vietnam and, from 2002, much of his work in his capacity as Deputy Area Manager of Holcim Ltd was devoted to the expansion of our presence in China. Effective January 1, 2005, Gérard Letellier has been appointed Area Manager. He is responsible for Vietnam, Malaysia, Singapore and Bangladesh.



Bernard Terver, French national, born April 2, 1952. Bernard Terver concluded his studies at the Ecole Polytechnique in Paris in 1976. After beginning his career in the steel industry, he moved in 1977 to French cement manufacturer CEDEST, which was later merged with Holcim (France Benelux) S.A. In May 1999, Bernard Terver was appointed CEO of Holcim (Colombia) S.A. and, since 2000, he has also been CEO of Holcim (Venezuela) C.A. following the creation of a business cluster. On January 1, 2003, he was appointed Area Manager for the Andes nations, Central America and the Caribbean.

Corporate Functional Managers

Bill Bolsover, please refer to the section Area Management on page 80 for his biographical information.



Jacques Bourgon, French national, born August 5, 1958. Jacques Bourgon, a graduate in mechanical engineering of the Ecole Catholique d'Arts et Métiers, Lyon, and a postgraduate of Harvard Business School, joined Holcim in 1990. In 1992, he was appointed Plant Manager of the Tecomán plant and from 1996 to 2001 was responsible for cement operations as member of the Holcim Apasco senior management. He has been Head of the Corporate Engineering service function since mid-2001 and has been promoted to Corporate Manufacturing Services Manager as of January 1, 2005. Jacques Bourgon succeeded Hans Braun, who was retiring for reasons of age, taking over responsibility for Manufacturing Services effective July 1, 2005.



Hans Braun, Swiss national, born June 17, 1942. Hans Braun studied chemistry at the University of Berne, obtaining a doctorate. He joined Holcim in 1972. Before his appointment as Head of the Raw Materials and Products service function in 1980, he held a variety of technical posts within the Group. He has been Head of Corporate Technical Services since 1999 and also Head of Manufacturing Services since the beginning of 2002. Effective January 1, 2005, Hans Braun has been promoted to Corporate Manufacturing Services Manager. He held this office until his retirement at the end of June 2005.



Beat Fellmann, Swiss national, born August 31, 1964. Beat Fellmann graduated in business economics at the University of St. Gallen and is a Swiss certified accountant. He started his career with an international industrial group. Beat Fellmann joined Holcim in 1998 as Head of Financial Holdings. Reporting directly to the CFO, his duties include responsibility for Financial Holdings, Corporate Tax, Holcim Group Support IT Service Center and Holcim Group Support Accounting. On January 1, 2005, Beat Fellmann was promoted to Deputy CFO.



Roland Köhler, Swiss national, born December 13, 1953. Roland Köhler, a graduate in business management from the University of Zurich, joined building materials group Hunziker (Switzerland) in 1988 as Head of Finance and Administration and has transferred to Holcim as a management consultant in 1994. From 1995 to 1998, he was Head of Corporate Controlling and from 1999 to end 2001 Head of Business Risk Management. Since 2002, he has headed Corporate Strategy & Risk Management. Effective January 1, 2005, Roland Köhler has been promoted to Corporate Strategy & Risk Manager.



Stefan Wolfensberger, Swiss national, born January 2, 1957. Stefan Wolfensberger has a doctorate from the ETH in Zurich and also completed postgraduate studies at Stanford University in the USA. He joined Holcim in 1987 as a management consultant. From 1990 to 1994, he was assistant to a member of the Executive Committee. He was subsequently appointed CEO of a Belgian construction materials group. From 1997, he headed the Mineral Components/Product Development service function. He has been Head of Commercial Services since October 2004. Effective January 1, 2005, Stefan Wolfensberger has been promoted to Corporate Commercial Services Manager.





Doumit Saadé has every reason to smile. The three cement silos, each designed for a capacity of 12,000 tonnes, are almost complete. "We are on track as planned. It is a fascinating project!"

Morocco is one of the growth markets of North Africa. In the country itself, the area around Casablanca is seeing the strongest growth in cement consumption. At the moment, Holcim Morocco supplies around one quarter of its production to that area.

It was therefore an obvious move to opt for a planned capacity expansion there. The precise choice of location depended on the presence of existing infrastructure in the form of rail and road links. Naturally, the raw materials required for cement production also had to be available. Settat meets this requirement, with sufficient reserves for more than 80 years.

Construction of the plant is now in full swing. A cement loading terminal has already begun operations and the facilities for preparing raw materials will be available in February 2007. When clinker production commences in mid-2007, the plant, with a planned capacity of 1.7 million tonnes of cement, will be perfectly placed to serve the market of Casablanca.

The plant is being constructed jointly by an international crew. From Holcim Group Support in Switzerland, the threads reach as far as China, where Holcim has for the first time engaged a main equipment supplier for the construction of a plant. On site, project manager Doumit Saadé, a Lebanese-born graduate of a US university, is responsible for the construction work.



Targeted expansion:

Having the right products at the right location takes a good deal of know-how and planning.



"The packing station, developed by a Moroccan team, will comprise three fully automated sack feeding facilities and two automatic truck-filling facilities. The use of state-of-the-art technology goes without saying."



"The raw material is prepared directly in the quarry. Clinker, cement and dispatch facilities form two further units. The whole plant is tailor-made for this site southeast of Casablanca."



"The semifinished product clinker is manufactured in a rotary kiln with a five-stage pre-calciner. All processes are monitored using the latest computer systems."



"This cement plant will greatly strengthen Holcim Morocco's market position in Casablanca. Good transport routes by ship and rail and a well-developed road network are major advantages."

Management discussion and analysis

The Group achieved an excellent result in fiscal 2005. Its operating performance is impressive and its financial results also reflect the successful implementation of our growth strategy geared toward sustainable added value.

This discussion and analysis of the Group's financial condition and results of operations should be read in conjunction with the shareholders' letter, the individual reports for the Group regions, the consolidated financial statements and the notes thereon. The quarterly reports contain additional information on the regions and business performance.

Overview

The global economy remained robust in 2005, supporting the upturn in construction activity in most regions. Many of the markets supplied by Holcim experienced strong demand for construction materials.

Prices for oil and gas rose by an average of 43 percent and 55 percent, respectively. The rise in thermal energy prices also led to an increase in the cost of electricity. By contrast, coal prices were on average lower than the previous year. Overall, the trend of energy prices adversely affected not only production costs, but also distribution costs.

Fiscal 2005 was very much affected by the acquisition of Aggregate Industries, an integrated supplier of aggregates, downstream products (ready-mix concrete, asphalt, concrete products, etc.) and services in the UK and the US, as well as by our market entry into India through the strategic alliance with Gujarat Ambuja Cements Ltd. (including the investments in Ambuja Cement Eastern Ltd. and The Associated Cement Companies Ltd.). These changes accounted for a significant proportion of the Group's growth in 2005. The associated strategic market expansion will continue to generate considerable growth potential in the future, in particular through the strengthening of individual product segments and through access to the Indian subcontinent. The gradual integration of the acquired companies into the Group will enable Holcim to achieve synergies and improve its results. As a result of these major acquisitions, it has become more difficult to compare the consolidated financial results with previous years.

On the international financial markets, the phase of low long-term interest rates continued, although the tighter monetary policies of various central banks led to rises of short-term interest rates.

Currency fluctuations had a comparatively minor impact on the consolidated financial statements in 2005. The average exchange rates of the US dollar and the euro rose by only 0.8 percent and 0.6 percent, respectively, compared with the previous year.

Operating results

Sales volumes and key income statement figures

		January–December				September–December			
		2005	2004	±%	±% local currency	2005	2004	±%	±% local currency
Sales of cement	million t	110.6	102.1	+8.3		27.6	24.8	+11.3	
Sales of mineral components	million t	5.5	4.4	+25.0		1.4	1.6	−12.5	
Sales of aggregates	million t	169.3	104.2	+62.5		47.0	25.7	+82.9	
Sales of ready-mix concrete	million m^3	38.2	29.3	+30.4		10.1	7.4	+36.5	
Sales of asphalt	million t	13.3	0.2			4.2	0.1		
Net sales	million CHF	18,468	13,215	+39.8	+38.3	5,043	3,198	+57.7	+48.4
Operating EBITDA	million CHF	4,627	3,588	+29.0	+27.4	1,126	796	+41.5	+29.7
Operating EBITDA margin	%	25.1	27.2			22.3	24.9		
Operating profit	million CHF	3,316	2,251	+47.3	+45.5	740	464	+59.5	+46.4
Net income	million CHF	1,818	1,120	+62.3	+60.0	434	245	+77.1	+61.1

Sales volumes and net sales

The volume of cement sold increased by 8.3 percent to 110.6 million tonnes in 2005. The largest contribution came from the emerging markets, but sales volumes were also predominantly higher in Europe and North America. Sales volume of mineral components increased by 25 percent to 5.5 million tonnes. Sales volume of aggregates advanced by an impressive 62.5 percent to 169.3 million tonnes. Group regions Europe and North America benefited from the first-time consolidation of Aggregate Industries' deliveries, which amounted to 65.3 million tonnes. In Latin America, sales volume decreased because of market conditions and, in Asia, smaller operations were discontinued. Thanks to South Africa and Morocco, the aggregates segment profited from strong growth in Group region Africa Middle East. Sales volume of ready-mix concrete increased by 30.4 percent to 38.2 million cubic meters. All regions made gains, with Europe and North America seeing the greatest increases owing to acquisitions. Aggregate Industries contributed 5.8 million cubic meters of ready-mix concrete, plus a further 13.1 million tonnes of asphalt.

As shown in the table and the quarterly reports, quarterly key figures are subject to strong seasonal fluctuations. In Europe and North America in particular, the weather conditions at the beginning and end of the year have a major impact on the consolidated results.

The fourth quarter of fiscal 2005 was significantly stronger than the comparable prior-year's period, with cement sales volumes up by 11.3 percent. The most significant improvement was achieved by Group region Latin America, which recorded an increase of 15.8 percent, the bulk of this being attributable to a strong fourth quarter in Mexico and the first-time consolidation of Cemento de El Salvador. The comparison with the prior-year's final quarter was dominated by the impact of new consolidations, including in particular that of Aggregate Industries, in aggregates, ready-mix concrete and asphalt.

In 2005, the Group increased its net sales by 39.8 percent. The companies acquired in the UK and the US (Aggregate Industries) alone led to an increase of 26.2 percent. In addition, the internal growth rate of 10.1 percent (2004: +7.2 percent) was very strong, which is primarily attributable to the three regions Europe, Africa Middle East and North America. In Europe (+9.2 percent; 2004: +4.9 percent), Russia, Spain, southeastern Europe and Switzerland recorded particularly high organic growth rates.

Group region Africa Middle East maintained a similarly high growth rate of the prior year at 20.5 percent (2004: +22.2 percent), mainly thanks to the sustained favorable economic trend in South Africa. In North America, organic growth came to 11.7 percent (2004: +8.9 percent) thanks to booming construction activity and continuing high demand for building materials. In Asia Pacific, overall demand was more muted than the previous year (+11.5 percent; 2004: +15 percent), while Latin America enjoyed stronger growth (+7.2 percent) than in 2004 (+5.5 percent).

In terms of net sales by segments, the importance of aggregates increased significantly as a result of the new consolidations and this segment now accounts for 11.1 percent of total net sales (2004: 7.2 percent). For the first time, Aggregate Industries' asphalt business is now also making a substantial contribution to total net sales. The ready-mix concrete business was also expanded and is now included in the segment "Other construction materials and services". This segment accounts for a total of 33.1 percent (2004: 24.6 percent). As a result of these changes, the share of net sales of the cement segment was at 55.8 percent (2004: 68.2 percent).

Operating EBITDA

Operating EBITDA per region

	January–December				September–December			
	2005	2004[1]	±%	±% local currency	2005	2004[1]	±%	±% local currency
Europe	1,605	1,202	+33.5	+33.1	352	224	+57.1	+53.2
North America	928	551	+68.4	+65.1	254	136	+86.8	+66.6
Latin America	1,126	1,095	+2.8	+2.3	281	251	+12.0	–0.2
Africa Middle East	614	483	+27.1	+24.7	140	130	+7.7	+2.0
Asia Pacific	570	465	+22.6	+19.8	149	92	+62.0	+42.1
Corporate/Eliminations	(216)	(208)	–3.8	–3.8	(50)	(37)	–35.1	–39.0
Holcim Group	4,627	3,588	+29.0	+27.4	1,126	796	+41.5	+29.7

Despite higher energy and transport costs and greater price pressure in some markets, operating EBITDA improved significantly, even after factoring out the newly consolidated companies' contributions to results. All Group regions contributed to the substantial 29 percent increase to CHF 4,627 million. There was a strong increase in North America (+68.4 percent), followed by Group regions Europe (+33.5 percent), Africa Middle East (+27.1 percent) and Asia Pacific (+22.6 percent). Excluding foreign currency translation impacts and the newly consolidated companies in 2005, internal operating EBITDA growth of the Group came to 10.5 percent, which is also significantly higher than the long-term target of 5 percent.

As a percentage of net sales, distribution and selling expenses decreased to 21.9 percent (2004: 22.6 percent). Excluding the newly acquired companies in the UK, the US and India, the percentage comes to 22.3 percent. This reduction was achieved in spite of the rise in energy costs and is partly a result of sharp rises in net sales in individual regions, particularly in the US.

As a percentage of net sales, administration expenses were reduced by a further 0.7 percentage points to 7.2 percent; after factoring out the new acquisitions in the UK, the US and India, the figure comes to 7.3 percent. This decline reflects ongoing measures to optimize costs.

[1] Prior-year figures adjusted to exclude certain Group charges.

In the fourth quarter, operating EBITDA increased considerably compared to the prior-year's period. At 41.5 percent, the percentage improvement was higher than for the full year. This was mainly due to the first-time consolidation of Aggregate Industries and Ambuja Cement Eastern in March and April 2005, respectively and to the development of the US dollar. In Europe, the Group companies in France, Belgium and Russia had particularly strong fourth quarters, as did Holcim US in North America and our Mexican company Holcim Apasco in Latin America. By contrast, the results of the individual companies in Group region Africa Middle East presented a mixed picture.

Operating EBITDA margin

As a result of the acquisition-related changes in the Group's business mix, the operating EBITDA margin declined from 27.2 percent to 25.1 percent. In 2005, Holcim also operated under noticeable margin pressure as a result of higher energy and transport costs and experienced unfavorable price developments in individual markets. After adjustment for acquisitions in the UK, the US and India, energy costs as a percentage of net sales increased from 9.6 percent to 10.4 percent. As a result of further cost-cutting measures, including in particular the increased use of alternative fuels, the margin was nonetheless improved by 0.1 percentage points to 27.3 percent after stripping out acquisition and currency effects.

After adjustment for acquisition and currency effects, all regions improved their operating EBITDA margin, with the exception of Latin America. At 1.8 percentage points, the improvement was particularly strong in North America, mainly thanks to the gratifying state of the market in the US. This development emerged in spite of weaker growth in the Great Lakes area and the northeastern US and in spite of higher energy costs. Europe recorded an internally generated growth of 0.4 percentage points, with mixed developments in the individual markets.

In Latin America, the margin decreased by 4.1 percentage points after stripping out new acquisitions and currency effects. The reason for the decline lies in rising energy costs and persisting price pressure in Brazil and Colombia. In Africa Middle East (+0.4 percentage points), Holcim South Africa and the Group companies in the Indian Ocean and Egypt made substantial contributions to the improvement in the result. Despite higher energy and transport costs, Group region Asia Pacific made gratifying progress after adjustment for acquisition and currency effects (+0.9 percentage points), mainly thanks to the Group companies in Australia, Indonesia and the Philippines.

Net income

Net income rose by CHF 698 million to CHF 1,818 million (2004: 1,120). After adjustment for the changes in the scope of consolidation, exchange rate fluctuations and the discontinuation of goodwill amortization, net income rose by CHF 351 million. 84.7 percent of total net income was attributable to equity holders of Holcim Ltd in 2005 (2004: 78.7 percent). Earnings per dividend-bearing registered share climbed 61.4 percent in the year under review to CHF 6.73 (2004: 4.17). Cash earnings per share reached CHF 7.02 (2004: 5.79).

The improvement in net income is primarily attributable to the increase in operating profit by CHF 1,065 million (2004: +326). Changes in the scope of consolidation contributed CHF 362 million to this improvement, while the impact of exchange rate fluctuations came to a modest CHF 42 million. The fact that goodwill can no longer be amortized because of changes in the International Financial Reporting Standards (IFRS) resulted in a CHF 260 million improvement in the 2005 operating profit. The remaining increase in operating profit of CHF 401 million represents organic growth and corresponds to a 17.8 percent improvement compared to the prior period. All Group regions increased their operating profit, with strong developments in the construction sectors of North America, Asia Pacific and some regions of Europe having a particularly positive impact.

"Other income (expenses) net" improved by CHF 160 million, mainly thanks to lower depreciation and amortization of non-operating assets. On the other hand, "Financial expenses net" increased by CHF 190 million.

The rise is primarily due to higher financial liabilities as a result of the acquisitions in the UK, the US and India in 2005. Moreover, 27.4 percent (2004: 0 percent) of the borrowings are denominated in British pound. At 5.3 percent, the average interest rate on these liabilities is higher than the Group's average interest rate. The average interest rate on the financial liabilities denominated in US dollar also increased. Overall, the Group's average interest rate climbed to 4.9 percent (2004: 4.3 percent).

In 2005, the effective tax rate climbed to 32 percent (2004: 31 percent). The rise is attributable to increases in the results of Group companies which are taxed at higher rates. In the longer term, Group tax rate is expected to come to around 30 percent.

Financing activities, investments and liquidity

Cash flow

	January–December				September–December			
	2005	2004	±%	±% local currency	2005	2004	±%	±% local currency
Cash flow from operating activities	3,405	2,622	+29.9	+28.5	1,541	953	+61.7	+58.4
Capital expenditures on property, plant and equipment to maintain productive capacity and to secure competitiveness	(879)	(755)	−16.4	−15.4	(305)	(340)	+10.3	+11.9
Free cash flow	**2,526**	**1,867**	**+35.3**	**+33.7**	**1,236**	**613**	**+101.6**	**+97.4**
Expansion investments	(607)	(368)	−64.9	−63.0	(246)	(130)	−89.2	−84.2
Financial investments net	(4,853)	(1,279)	−279.4	−280.8	(130)	142	−191.5	−183.7
Dividends paid	(558)	(392)	−42.3	−41.6	(67)	(27)	−148.1	−129.3
Financing (requirement) surplus	**(3,492)**	**(172)**	**−1,930.2**	**−1,951.2**	**793**	**598**	**+32.6**	**+32.2**
Cash flow from financing activities	2,889	1,512	+91.1	+93.2	(1,658)	615	−369.6	−368.3
(De)Increase in cash and cash equivalents	**(603)**	**1,340**	**−145.0**	**−145.3**	**(865)**	**1,213**	**−171.3**	**−171.1**

Cash flow from operating activities

Cash flow from operating activities increased substantially by CHF 783 million (+29.9 percent) to CHF 3,405 million. The improvement in the operating result, which was partly acquisition-related, impacted positively on cash flow, while interest and tax charges increased by CHF 281 million and CHF 110 million, respectively.

All Group regions contributed to the gratifying development. After adjustment for acquisition and currency effects, Africa Middle East and Asia Pacific reported significant growth rates as a result of the marked improvement in operating results. In Europe too, the adjusted cash flow from operating activities increased appreciably. As in the case of North America and Asia Pacific, the performance of this region likewise benefited from this year's acquisitions.

In fiscal 2005, the cash flow margin decreased to 18.4 percent (2004: 19.8 percent). After the previous year's decline, Group region Asia Pacific significantly improved its cash flow margin, as did Group region Africa Middle East. Europe also showed a slight improvement, but the margins in Group regions North America and Latin America declined following the strong previous years.

Investment activities

In 2005, cash flow used in investing activities increased from CHF 2,402 million to CHF 6,339 million. The bulk of the increase is attributable to the acquisition of Aggregate Industries and the investments in India. Further information on these investments can be found on pages 105 and 106 of the annual report.

Holcim invested a net amount of CHF 1,486 million (2004: 1,123) in production and other fixed assets during 2005. Compared to the previous year, this represents an increase of 32.3 percent. The most important investment projects included the start of the construction of new cement plants in Morocco and the USA and a new kiln line in Romania.

Key investment projects

Settat – New cement plant in Morocco

To keep pace with the market developments of recent years, Holcim Morocco is building a new cement plant in the Settat region (annual capacity: 1.7 million tonnes of cement). Estimates put the investment between 2005 and 2007 at around CHF 340 million. Rail and road connections provide ideal access to the plant both for supplies of raw materials and for serving the target market in central Morocco. The plant is expected to commence operations mid-2007.

Ste. Genevieve – New cement plant in the US

Holcim US has started building a new cement plant in Ste. Genevieve County, Missouri. Following an extensive environmental impact study of the project, the authorities have issued the respective necessary permits. This means that a key precondition for the construction of one of the world's most environmentally efficient plants has been met. Thanks to the central location directly on the Mississippi, Ste. Genevieve will also set new standards on the logistics front. The investment costs for the plant and the related logistics infrastructure amount to USD 1 billion, USD 130 million of which are for harbor facilities and logistics.

Campulung – New kiln line in Romania

With the construction of the country's largest kiln line in Campulung (annual capacity: 1.5 million tonnes of cement), Holcim Romania will complete a renewal process spanning several years at all cement plants (investment of CHF 150 million between 2005 and 2008).

This investment program will enable Holcim Romania to further expand its cost leadership and will put it in an ideal position to meet demand in the rapidly growing market. At the same time, the new kiln's lower emissions mean that the company will be making a major contribution to environmental protection. The new plant also provides safe, modern jobs and is helping to boost the regional economy.

Investments in rationalization, environmental measures and safety at work amounted to CHF 1,011 million (2004: 838) and increased by 20.6 percent due to a combination of new acquisitions and higher spending by the existing companies.

In connection with the successfully implemented Asset Reduction Program (ARP) in 2002, additional assets were sold during 2005. The book value of ARP assets sold amounted to CHF 209 million (2004: 654).

Financing activity

The investments made in fiscal 2005 were paid for from operating activities and by additional borrowings. Borrowed funds were raised on various capital markets with the following significant transactions being worthy of note:

GBP	1,600 million	Syndicated credit facility for the acquisition of Aggregate Industries, term: 2005–2008
CHF	500 million	As of June 22, 2005, the 4.5 percent Holcim Ltd bond (2000–2005) was replaced by a new 2.5 percent Holcim Ltd bond (2005–2012)
THB	7,600 million	Three bonds with maturities ranging from 2005–2008 (6.12 percent), 2010 (6.48 percent) and 2012 (6.69 percent) issued by Holcim Capital (Thailand) Ltd., guaranteed by Holcim Ltd

These financing measures were used to raise funds for acquisitions, to refinance existing borrowings and to extend the average term of the financial liabilities.

Net financial debt

Net financial debt increased significantly in the first half of fiscal 2005, mainly because of the acquisitions made. Increases in the exchange rate value of some currencies as at the end of 2005, including in particular the US dollar, had a negative impact on net financial debt in the consolidated balance sheet, which is presented in Swiss francs. However, even in Swiss franc terms, net financial debt was steadily reduced from mid-year onwards. At the end of the financial year, net financial debt amounted to CHF 12,693 million (2004: 6,846).

In fiscal 2005, the proportion of financial liabilities held at Group level decreased by 5 percentage points to 69 percent. This development was a result of the efforts to minimize currency risks by raising financial liabilities locally. However, the long-term objective remains to finance at least 70 percent at Group level.

Net financial debt and shareholders' equity


Billion CHF
16
14
12
10
8
6
4
2
0
64.2%
111.7%
111.9%
98.5%
89.1%
10.7
11.7
12.8
13.7
14.3
6.8
13.0
14.4
13.5
12.7
31.12.04
31.3.05
30.6.05
30.9.05
31.12.05
Net financial debt
Total shareholders' equity (including minority interests)
Gearing

At the end of fiscal 2005, the ratio of net financial debt to equity capital (gearing) was 89.1 percent. The impact of the financing activities for the acquisitions in 2005 is clearly apparent until the second quarter of 2005. From the second half of the year onwards, the financial liabilities could be reduced with the earned cash flow from operating activities. As a result, gearing decreased significantly and was already back within the Group's target range by the third quarter (80 percent–100 percent).

The other important financial ratios were also affected owing to higher debt financing, but are still within or close to Holcim's target bandwidth. In 2005, the ratio of funds from operations (FFO) to net financial debt stood at 24.9 percent (target: >25 percent). The EBITDA net interest coverage amounts to 6x (target: >5x) and the EBIT net interest coverage was 4.3x (target: >3x). Holcim places great importance on its favorable credit ratings and therefore regards the attainment of its financial targets as an important priority. Detailed information on the credit ratings can be found on page 27 of this annual report.

Financing profile

The average maturity of financial liabilities increased from 4.9 years to 5.1 years. At 4.9 percent, Holcim's average interest rate in 2005 was higher than in the previous year (4.3 percent). To a significant extent, this was due to changes in the currency breakdown of the financial liabilities. In 2005, financial liabilities amounting to CHF 4.4 billion were held in British pound at a comparatively high average interest rate of 5.3 percent. Financing in US dollars also became more important, while the portion of borrowings in euros almost halved. The average interest rate for the US dollar stood at 5 percent, while that for the euro stood at 3.7 percent.

Maturities of financial liabilities


Billion CHF
6
5
4
3
2
1
0
2.7
2.7
0.7
1.2
4.1
0.9
1.3
0.4
2.0
0.7
5.3
4.7
<1
<2
<3
<4
<5
5+
years
31.12.2005
31.12.2004

Financial liabilities by currency in million CHF

CHF	1,654
EUR	3,440
GBP	4,407
USD	4,020
THB	255
AUD	428
NZD	279
Others	1,579

Liquidity

Against the background of anticipated further investment and in view of securing the Group's liquidity, the cash position of CHF 3,369 million was down only slightly compared to the previous year's figure of CHF 3,770 million. Unutilized credit lines amounting to CHF 6,925 million (2004: 4,445) were also available as of December 31, 2005 (see also page 124). This includes lines of CHF 3,628 million (2004: 2,043) granted on a binding basis.

Currency sensitivity

The Group operates in more than 70 countries, generating by far the biggest part of its results in currencies other than the Swiss franc. Only about 4 percent of net sales are generated in Swiss francs.

As of January 1, 2005, a new functional currency was introduced for some Group companies to reflect the changes in the underlying economic conditions in those countries (particularly in Latin America). The accounts of these companies will no longer be kept in hard currencies (normally the US dollar), but in the respective local currencies.

The impact of foreign exchange movements on the consolidated accounts remained comparatively insignificant in 2005. This was mainly due to the minor movements of the US dollar and the euro, which amounted to less than 1 percent.

The currency effect of the US dollar and the euro on the most important key figures of the consolidated income statement and cash flow from operating activities is presented on the basis of the following sensitivity analyses. The impact of a hypothetical decline in the value of the US dollar or the euro against the Swiss franc by CHF 0.01 would be as follows:

Sensitivity analysis US dollar

	USD/CHF at 1.25	USD/CHF at 1.24	± in million CHF
Million CHF			
Net sales	18,468	18,438	(30)
Operating EBITDA	4,627	4,618	(9)
Net income	1,818	1,815	(3)
Cash flow from operating activities	3,405	3,400	(5)

Sensitivity analysis euro

	EUR/CHF at 1.55	EUR/CHF at 1.54	± in million CHF
Million CHF			
Net sales	18,468	18,444	(24)
Operating EBITDA	4,627	4,621	(6)
Net income	1,818	1,815	(3)
Cash flow from operating activities	3,405	3,402	(3)

Consolidated statement of income of Group Holcim

Million CHF	Notes	2005	2004[1]	±%
Net sales	5	**18,468**	**13,215**	**+39.8**
Production cost of goods sold	6	(9,699)	(6,617)	
Gross profit		**8,769**	**6,598**	**+32.9**
Distribution and selling expenses	7	(4,052)	(2,980)	
Administration expenses		(1,329)	(1,050)	
Other depreciation and amortization	8	(72)	(317)	
Operating profit		**3,316**	**2,251**	**+47.3**
Other income (expenses) net	10	27	(133)	
Share of profit of associates	19	75	57	
EBIT[2]		**3,418**	**2,175**	**+57.1**
Financial expenses net	11	(735)	(545)	
Net income before taxes		**2,683**	**1,630**	**+64.6**
Income taxes	12	(865)	(510)	
Net income		**1,818**	**1,120**	**+62.3**
Attributable to:				
Equity holders of Holcim Ltd		1,540	881	+74.8
Minority interest		278	239	
CHF				
Earnings per dividend-bearing share[3]	14	6.73	4.17	
Fully diluted earnings per share[3]	14	6.64	4.14	
Cash earnings per dividend-bearing share[3] [4]	14	7.02	5.79	

[1] Restated in line with new and revised IFRS, effective January 1, 2005.

[2] Earnings before interest and taxes.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[4] Excludes the amortization of goodwill and other intangible assets.

Consolidated balance sheet of Group Holcim

Million CHF	Notes	31.12.2005	31.12.2004[1]
Cash and cash equivalents	15	3,332	3,730
Marketable securities		37	40
Accounts receivable	16	3,325	2,209
Inventories	17	1,865	1,255
Prepaid expenses and other current assets		290	162
Total current assets		**8,849**	**7,396**
Financial assets	18	699	706
Investments in associates	19	1,391	456
Property, plant and equipment	21	19,767	13,124
Intangible and other assets	22	7,221	4,012
Deferred tax assets	29	184	156
Total long-term assets		**29,262**	**18,454**
Total assets		**38,111**	**25,850**
Trade accounts payable	24	2,190	1,284
Current financial liabilities	25	2,682	2,709
Other current liabilities	26	1,910	1,357
Total short-term liabilities		**6,782**	**5,350**
Long-term financial liabilities	27	13,380	7,907
Defined benefit obligations	31	552	286
Deferred tax liabilities	29	2,115	946
Long-term provisions	30	1,032	700
Total long-term liabilities		**17,079**	**9,839**
Total liabilities		**23,861**	**15,189**
Share capital	33	460	460
Capital surplus		3,967	3,956
Treasury shares	33	(59)	(488)
Reserves		7,099	4,555
		11,467	**8,483**
Minority interest	34	2,783	2,178
Total shareholders' equity		**14,250**	**10,661**
Total liabilities and shareholders' equity		**38,111**	**25,850**

[1] Restated in line with new and revised IFRS, effective January 1, 2005.

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2003 as reported	**402**	**2,628**	**(448)**
Restatement as per January 1, 2004 (as per note 3)		**(53)**	
Restated opening balances as at January 1, 2004	**402**	**2,575**	**(448)**
Share capital increase	58	1,398	
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			(40)
Repayment convertible bond		(17)[1]	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at December 31, 2004[1]	**460**	**3,956**	**(488)**
Equity as at December 31, 2004 as reported	**460**	**3,995**	**(488)**
Restatement as per January 1, 2005 (as per note 3)		**(39)**	
Restated opening balances as at January 1, 2005	**460**	**3,956**	**(488)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			429
Remuneration paid in the form of stock options		11	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at December 31, 2005	**460**	**3,967**	**(59)**

[1] Restated in line with new and revised IFRS, effective January 1, 2005.

			Attributable to equity holders of Holcim Ltd		Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	**2,666**	**9,499**
(8)			**25**	**17**		**(36)**
6,161	**(109)**	**(68)**	**(1,716)**	**4,268**	**2,666**	**9,463**
						1,456
881[1]				881	239	1,120
			(529)[1]	(529)	(49)	(578)
	18			18		18
		18		18	1	19
	81			81		81
(225)				(225)	(176)	(401)
						(40)
43				43		26
					2	2
					148	148
					(653)	(653)
6,860	**(10)**	**(50)**	**(2,245)**	**4,555**	**2,178**	**10,661**
6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	**2,178**	**10,708**
9			**33**	**42**		**3**
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**2,178**	**10,711**
1,540				1,540	278	1,818
			1,200	1,200	245	1,445
	9			9		9
		25		25	1	26
					1	1
(286)				(286)	(236)	(522)
6				6		435
						11
					21	21
					344	344
					(49)	(49)
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**

Consolidated cash flow statement of Group Holcim

Million CHF	Notes	2005	2004
Operating profit[1]		**3,316**	**2,251**
Depreciation and amortization of operating assets	8	1,311	1,337
Other non-cash items		168	173
Change in net working capital		54	(119)
Cash generated from operations		**4,849**	**3,642**
Dividends received		66	72
Interest received		40	47
Interest paid		(772)	(491)
Income taxes paid		(732)	(622)
Other expenses		(46)	(26)
Cash flow from operating activities (A)		**3,405**	**2,622**
Purchase of property, plant and equipment	37	(1,618)	(1,206)
Disposal of property, plant and equipment	37	132	83
Purchase of financial assets, intangible and other assets	37	(5,469)	(2,153)
Disposal of financial assets, intangible and other assets	37	616	874
Cash flow used in investing activities (B)		**(6,339)**	**(2,402)**
Dividends paid on ordinary shares		(286)	(225)
Dividends paid to minority shareholders		(246)	(150)
Dividends paid on preference shares of subsidiaries		(26)	(17)
Share capital paid-in		0	1,456
Capital paid-in by minority interests		21	2
Movements of treasury shares net		435	(40)
Decrease in current financial liabilities net		(1,095)	(181)
Proceeds from long-term financial liabilities		5,026	1,742
Repayment of long-term financial liabilities		(1,507)	(1,487)
Decrease in marketable securities		9	20
Cash flow from (used in) financing activities (C)		**2,331**	**1,120**
(De)Increase in cash and cash equivalents (A+B+C)		**(603)**	**1,340**
Cash and cash equivalents as at January 1		**3,730**	**2,456**
(De)Increase in cash and cash equivalents		(603)	1,340
Currency translation effects		205	(66)
Cash and cash equivalents as at December 31		**3,332**	**3,730**

[1] For a reconciliation of operating profit to net income attributable to equity holders of Holcim Ltd, please refer to the consolidated statement of income of Group Holcim on page 92.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

Adoption of new International Financial Reporting Standards

In 2005, the Group adopted the following new and revised standards which became effective from January 1, 2005:

IFRS 2 (issued 2004)	Share-based Payment
IFRS 3 (issued 2004)	Business Combinations
IFRS 5 (issued 2004)	Non-current Assets Held for Sale and Discontinued Operations
IAS 1 (revised 2003)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 8 (revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003)	Events after the Balance Sheet Date
IAS 16 (revised 2003)	Property, Plant and Equipment
IAS 17 (revised 2003)	Leases
IAS 21 (revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)	Related Party Disclosures
IAS 27 (revised 2003)	Consolidated and Separate Financial Statements
IAS 28 (revised 2003)	Investments in Associates
IAS 32 (revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)	Earnings per Share
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2003)	Financial Instruments: Recognition and Measurement

The effect of these changes in accounting policies is discussed in detail in the notes to the financial statements.

In 2006, Holcim Group will adopt the following amendment to the following standard:

Amendment to IAS 21 *The Effects of Changes in Foreign Exchange Rates: Net Investment in a Foreign Operation*

This amendment is effective from January 1, 2006 onwards and requires exchange differences arising on all monetary items that form part of an entity's net investment in a foreign operation to be recognized initially in a separate component of equity in the consolidated financial statements. In 2005, only monetary items that were denominated in the functional currency of the borrower or lender were recognized directly in equity.

In 2007, Holcim Group will adopt the following new standard:

IFRS 7 *Financial Instruments: Disclosures*

This new standard is effective from January 1, 2007 onwards and relates only to the disclosure of financial instruments.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements. These estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future. However, actual results could differ from those estimates.

Scope of consolidation

The consolidated financial statements comprise those of Holcim Ltd and of its subsidiaries, including joint ventures and associated companies. The list of principal companies is presented in the section "Principal companies".

Principles of consolidation

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All intercompany transactions and balances between Group companies are eliminated.

The Group's interest in jointly controlled entities is consolidated using the proportionate method of consolidation. Under this method, the Group records its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows in the consolidated financial statements on a line-by-line basis. All transactions and balances between the Group and joint ventures are eliminated to the extent of the Group's interest in the joint ventures.

Investments in associated companies are accounted for using the equity method of accounting. Goodwill arising on acquisition is included in the carrying amount of the investment in associated companies (net of any historical amortization). These are companies over which the Group generally holds between 20 percent and 50 percent of the voting rights and has significant influence but does not exercise control. Equity accounting is discontinued when the carrying amount of the investment together with any long-term interest in an associated company reaches zero, unless the Group has in addition either incurred or guaranteed additional obligations in respect of the associated company.

Foreign currency translation

Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at exchange rates ruling on December 31.

Goodwill arising on the acquisition of a foreign entity is expressed in the functional currency of the foreign operation and is translated at the closing rate.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

The individual financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

As from January 1, 2005 a new functional currency was adopted for certain Group companies in order to reflect a change in the underlying economic conditions of the countries concerned (mainly Latin America). Consequently, the respective companies converted all balance sheet positions into the new functional currency on the basis of the exchange rate prevailing at the reference date of January 1, 2005. For non-monetary items, the resulting translated amounts represent their historical cost. The impact of changes in the functional currency has not been presented retrospectively.

Cash and cash equivalents

Cash and cash equivalents are readily convertible into a known amount of cash with original maturities of three months or less. Cash and cash equivalents comprise cash at banks and in hand, deposits held on call with banks, other short-term highly liquid investments and bank overdrafts.

Marketable securities

Marketable securities consist primarily of debt and equity securities which are traded in liquid markets and are classified as available-for-sale. They are carried at fair value with all fair value changes recorded in equity until the financial asset is either impaired or disposed of at which time the cumulative gain or loss previously recognized in equity is transferred to net income for the period.

Accounts receivable

Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials and additives, direct labor, other direct costs and related production overheads. Cost of inventories includes transfers from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

Financial assets

Financial assets consist of (a) investments in third parties (b) long-term receivables from associates (c) long-term receivables from third parties and (d) long-term derivative assets. Investments in third parties are classified as available-for-sale and long-term receivables from associates and third parties are classified as loans and receivables. Long-term derivative assets are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 *Financial Instruments: Recognition and Measurement*, in which case they will be classified as held for trading.

All purchases and sales of investments are recognized on trade date, which is the date that the Group commits to purchase or sell the asset. Purchase cost includes transaction costs. Loans and receivables are measured at amortized cost. Available-for-sale investments are carried at fair value, while held-to-maturity investments are carried at amortized cost using the effective interest method. Gains and losses arising from changes in the fair value of available-for-sale investments are included in equity until the financial asset is either impaired or disposed of, at which time the cumulative gain or loss previously recognized in equity is transferred to net profit and loss for the period. Where no reliable information to value investments at fair value is available, these investments are carried at the lower of cost and net realizable value.

Property, plant and equipment

Property, plant and equipment is valued at acquisition or construction cost less depreciation and impairment loss. Cost includes transfers from equity of any gains or losses on qualifying cash flow hedges. Depreciation is charged so as to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, on the following bases:

Land	No depreciation except on land with raw material reserves
Buildings and installations	20 to 40 years
Machinery	10 to 30 years
Furniture, vehicles and tools	3 to 10 years

Costs are only included in the asset's carrying amount when it is probable that economic benefits associated with the item will flow to the Group in future periods and the cost of the item can be measured reliably. All other repairs and maintenance expenses are charged to the income statement during the period in which they are incurred.

Mineral reserves, which are included in class "land" of property, plant and equipment, are valued at cost and are depreciated based on the physical unit-of-production method over their estimated commercial lives.

Costs incurred to gain access to mineral reserves are capitalized and depreciated over the life of the quarry, which is based on the estimated tonnes of raw material to be extracted from the reserves.

Interest cost on borrowings to finance construction projects which last longer than one year are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed in the period in which they are incurred.

Government grants received are deducted from property, plant and equipment and reduce the depreciation charge accordingly.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired through a finance lease is capitalized at the date of inception of the lease at the present value of the minimum future lease payments. The corresponding lease obligations, excluding finance charges, are included in current or long-term financial liabilities.

For sale and lease-back transactions, the book value of the related property, plant or equipment remains unchanged. Proceeds from a sale are included as a financing liability and the financing costs are allocated over the term of the lease in such a manner that the costs are reported over the relevant periods.

Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

Investment property

Investment property is property held to earn rental income and for capital appreciation and is valued at acquisition cost less depreciation and impairment loss.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and interests in joint ventures is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill that is recognized as an intangible asset is tested annually for impairment and carried at cost less accumulated impairment losses.

On disposal of a subsidiary, associate or joint venture, the related unamortized goodwill is included in the determination of profit or loss on disposal.

Goodwill is allocated to cash generating units for the purpose of impairment testing (note 22).

In the event that Holcim acquires a minority interest in a subsidiary, goodwill is measured at cost, which represents the excess of the purchase consideration given over Holcim's additional interest in the book value of the net assets acquired.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Computer software

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year are recognized as intangible assets.

Expenditures which enhance or extend the performance of computer software programs beyond their original specifications are capitalized and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, but not exceeding a period of three years.

Other intangible assets

Expenditure on acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their estimated useful lives, but not exceeding 20 years.

Impairment of assets

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest cash generating unit to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognized immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. However, this increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for that asset or cash generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the income statement.

Long-term financial liabilities

Bank loans acquired and non-convertible bonds issued are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, bank loans and non-convertible bonds are stated at amortized cost using the effective interest method with any difference between proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the term of the borrowings.

Upon issuance of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is carried as a long-term liability on the amortized cost basis using the effective interest method until extinguishment on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

Long-term derivative liabilities are regarded as held for hedging unless they do not meet the strict hedging criteria under IAS 39 *Financial Instruments: Recognition and Measurement*, in which case they will be classified as held for trading.

Financial liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Deferred taxes

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine the deferred tax expense.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures except where the Group is able to control the distribution of earnings from these respective entities and where dividend payments are not expected to occur in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is treated accordingly.

Site restoration and other environmental provisions

The Group provides for the costs of restoring a quarry where a legal or constructive obligation exists. The cost of raising a provision necessary before exploitation of the raw materials has commenced is included in property, plant and equipment and depreciated over the life of the quarry. The effect of any adjustments to the provision is recorded through operating costs over the life of the quarry to reflect the best estimate of the expenditure required to settle the obligation at balance sheet date. Where the effect of the time value of money is material, the amount of the provision is discounted based on the enterprise's long-term borrowing rate.

Emission rights

The initial allocation of emission rights granted is recognized at nominal amount (nil value) and is subsequently carried at cost. Where a Group company has emitted CO2 in excess of the emission rights granted, it will recognize a provision for the shortfall based on the market price at that date. The emission rights are held for compliance purposes only and therefore the Group does not intend to trade these in the open market.

Other provisions

A provision is recognized when there exists a legal or constructive obligation arising from past events and a reliable estimate can be made of the amount that will be required to settle that obligation.

Employee benefits – Defined benefit plans

Some Group companies provide defined benefit pension plans for employees. Professionally qualified independent actuaries value the funds on a regular basis (1 to 3 years). The obligation and costs of pension benefits are determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs. Actuarial gains or losses are amortized based on the expected average remaining working lives of the participating employees. The pension obligation is measured at the present value of estimated future cash flows using a discount rate that is similar to the interest rate on government bonds where the currency and terms of the government bonds are consistent with the currency and estimated terms of the defined benefit obligation. A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, and any unrecognized actuarial losses and past service costs.

Employee benefits – Defined contribution plans

In addition to the defined benefit plans described above, some Group companies sponsor defined contribution plans based on local practices and regulations. The Group's contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

Employee benefits – Other post employment benefit plans

Other post employment benefits include long-service leave or sabbatical leave, medical aid, jubilee or other long-service benefits, long-term disability benefits and, if they are not payable wholly within twelve months after the year end, profit sharing, bonuses and deferred compensation.

Employee benefits – Equity compensation plans

The Group operates various equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The amounts are charged to the income statement over the relevant vesting periods and adjusted to reflect actual and expected levels of vesting (note 31).

Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognized net of sales taxes and discounts when delivery has taken place and the transfer of risks and rewards of ownership has been completed.

Interest is recognized on a time proportion basis that reflects the effective yield on the asset. Dividends are recognized when the shareholder's right to receive payment is established.

Certain activities of the Group are construction contract driven. Consequently contract revenue and contract costs are recognized in the income statement on the percentage of completion method, with the stage of completion being measured by reference to actual work performed to date.

Contingent liabilities

Contingent liabilities arise from conditions or situations where the outcome depends on future events. They are disclosed in the notes to the financial statements.

Financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in the section "Financial risk management".

Financial risk management

Financial risk factors – General risk management approach

The Group's activities expose it to a variety of financial risks, including the effect of changes in debt structure and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures. Therefore, the Group does not enter into derivative or other financial transactions which are unrelated to its operating business. As such, a risk-averse approach is pursued.

Financial risk management within the Group is governed by policies approved by Group management. It provides principles for overall risk management, as well as policies covering specific areas such as interest rate risk, foreign exchange risk, counterparty risk, use of derivative financial instruments and investing excess liquidity.

Financial risk factors – Market risk

Holcim is exposed to market risk, primarily relating to foreign exchange and interest rate risk. Management actively monitors these exposures. To manage the volatility relating to these exposures, Holcim enters into a variety of derivative financial instruments. The Group's objective is to reduce, where appropriate, fluctuations in earnings and cash flows associated with changes in foreign exchange and interest rate risk. In the case of liquid funds, it writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. Holcim, therefore, expects that any loss in value of those instruments generally would be offset by increases in the value of the underlying transactions.

Financial risk factors – Liquidity risk

Group companies need a sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, for approval at Group level.

The Group maintains sufficient reserves of cash, unused credit lines and readily realizable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international financial markets for financing purposes.

Financial risk factors – Interest rate risk

The Group is exposed to fluctuations in financing costs and market value movements of its debt portfolio related to changes in market interest rates. Given the Group's substantial net borrowing position, interest rate exposure is mainly addressed through the steering of the fixed/floating ratio of net debt. To manage this mix, Holcim may enter into interest rate swap agreements, in which it exchanges periodic payments, based on notional amounts and agreed-upon fixed and variable interest rates.

Financial risk factors – Foreign exchange risk

The Group operates internationally and therefore is exposed to foreign exchange risks arising primarily from USD, GBP and EUR but also from various currency exposures in currencies from Europe, North America, Latin America, Africa Middle East and Asia Pacific.

The translation of local balance sheets and statements of income into the Group reporting currency leads to currency translation effects. The Group may hedge certain net investments in foreign entities with foreign currency borrowings or other instruments. Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. All foreign exchange gains or losses arising on translation are recognized in equity and included in cumulative translation differences.

Due to the local nature of the cement business, transaction risk is limited. However, for many Group companies, income will be primarily in local currency whereas debt servicing and a significant amount of capital expenditures may be in foreign currencies. As a consequence thereof, subsidiaries may enter into derivative contracts which are designated as either cash flow hedges or fair value hedges, as appropriate, but which does not include the hedging of forecasted transactions as it is not considered economical.

Financial risk factors – Equities and securities risk

In general, the Group does not hold or acquire any shares or options on shares or other equity products, which are not directly related to the business of the Group.

Financial risk factors – Credit risk

Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers.

Credit risks, or the risk of counterparties defaulting, are constantly monitored. Counterparties to financial instruments consist of a large number of major financial institutions. The Group does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, Holcim has no significant concentration of credit risk with any single counterparty or group of counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either (a) a hedge of the fair value of a recognized asset or liability (fair value hedge) or (b) a hedge of a particular risk associated with a recognized asset or liability, such as future interest payments on floating rate debt (cash flow hedge) or (c) a hedge of a foreign currency risk of a firm commitment (cash flow hedge) or (d) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the firm commitment results in the recognition of an asset, for example, property, plant and equipment, or a liability, the gains or losses previously deferred in equity are transferred from equity and included in the initial measurement of the non-financial asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the cash flows, such as interest payments, or hedged firm commitments, affect the income statement.

Changes in the fair value of derivatives that are designated and qualify as net investment hedges and that are highly effective are recognized in equity and included in cumulative translation differences. The amounts deferred in equity are transferred to the income statement on disposal of the foreign entity.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, may not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

When a hedging instrument is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed transaction ultimately is recognized in the income statement. However, if a committed transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. In the case of a fair value hedge, however, the adjustment to the carrying amount of the hedged item is amortized to net profit or loss from the moment it ceases to be adjusted for in changes to fair value, with it being fully amortized by maturity date.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or to investments in foreign entities. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items including translation gains and losses in hedged foreign investments.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20 and 28. Movements in the cash flow hedging reserve and available-for-sale equity reserve are shown in the statement of changes in consolidated equity of Group Holcim.

Fair value estimation

The fair value of publicly traded derivatives and available-for-sale assets is generally based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments.

The amortized cost for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets within the next financial year relate primarily to goodwill. The Group tests annually whether goodwill has suffered any impairment in accordance with its accounting policy. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (note 22).

1 Group organization

The scope of consolidation has been affected mainly by the following additions and disposals made during 2005 and 2004:

Newly included in 2005	Effective as at
UK: Aggregate Industries Limited	March 21, 2005
India: Ambuja Cement India Ltd.	April 11, 2005

Newly included in 2004	Effective as at
Southern Germany: Rohrbach Zement & Co. KG	January 1, 2004
El Salvador: Cemento de El Salvador S.A. de C.V.	December 31, 2004

Disposed of in 2004	Effective as at
Thailand: Royal Porcelain Public Company Limited	December 30, 2004

Holcim effectively controlled 100 percent of the shares of Aggregate Industries Limited for a total consideration of CHF 4,142 million when the offer to shareholders was declared unconditional on March 21, 2005. Aggregate Industries Limited is a major integrated supplier of aggregates, asphalt and ready-mix concrete in the United Kingdom and the United States.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Aggregate Industries Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	1,172	1,198
Property, plant and equipment	4,421	3,277
Other long-term assets	354	465
Current liabilities	(1,324)	(1,289)
Long-term provisions	(1,341)	(860)
Other long-term liabilities	(1,372)	(1,257)
Net assets	**1,910**	**1,534**
Minority interest	(9)	
Net assets acquired	**1,901**	
Total purchase consideration	**4,142**	
Fair value of net assets acquired	1,901	
Goodwill	**2,241**	

The initial accounting for Aggregate Industries Limited was determined provisionally until the fair value valuation of independent experts are concluded. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition. Consequently, certain fair value adjustments have already been made to identifiable assets, liabilities and contingent liabilities, which are mainly related to the valuation of mineral reserves, pension obligations and other liabilities.

The goodwill is attributable to the favorable presence that Aggregate Industries Limited enjoys in the UK and US markets, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Aggregate Industries Limited has been consolidated as from the end of the first quarter 2005 and contributed CHF 134 million to the Group's net income in 2005. If the acquisition had occurred on January 1, 2005, Group net sales (based on unaudited financial statements) would have been CHF 710 million higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries Limited.

On April 11, 2005, Holcim successfully completed the strategic transactions in India. The Group now holds 67 percent of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33 percent. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. held 94.1 percent in Ambuja Cement Eastern Ltd. and 34.6 percent in The Associated Cement Companies Ltd. at the date the transactions were completed.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Ambuja Cement India Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	173	174
Property, plant and equipment	130	76
Other long-term assets	704	652
Current liabilities	(33)	(34)
Long-term provisions	(44)	0
Other long-term liabilities	(14)	(19)
Net assets	**916**	**849**
Minority interest	(307)	
Net assets acquired	**609**	
Total purchase consideration	**808**	
Fair value of net assets acquired	609	
Goodwill	**199**	

The initial accounting for Ambuja Cement India Ltd. was determined provisionally until the fair value valuation of independent experts are concluded. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the favorable presence that the acquired business enjoys in India and Holcim's entry into a dynamic market.

Ambuja Cement India Ltd. contributed net income of CHF 24 million to the Group. If the acquisition had occurred on January 1, 2005, Group net sales (based on unaudited financial statements) and net income would have been CHF 38 million and CHF 15 million higher, respectively.

In January 2004, the German competition authorities approved the acquisition of Rohrbach Zement & Co. KG in southern Germany. Its plant in Dotternhausen has an annual installed capacity of 0.6 million tonnes of cement and a further 0.3 million tonnes of special binding agents. The entity was fully consolidated from January 1, 2004.

Holcim has held a 20.3 percent participation in Cemento de El Salvador S.A. de C.V. since 1998. In December 2004, Holcim increased its stake to 50 percent following the acquisition of additional share packages for USD 150 million. The company was fully consolidated from December 31, 2004. Previously, the entity was accounted for as an associated company.

An overview of the subsidiaries, joint ventures and associated companies is included in section "Principal companies" on pages 140 to 142.

2 Foreign currencies

The following table summarizes the principal exchange rates that have been used for translation purposes.

	Statement of income Average exchange rate in CHF			Balance sheet Year-end exchange rate in CHF		
	2005	2004	±%	2005	2004	±%
1 EUR	1.55	1.54	+0.6	1.56	1.55	+0.6
1 GBP	2.27	2.27	–	2.26	2.18	+3.7
1 USD	1.25	1.24	+0.8	1.32	1.14	+15.8
1 CAD	1.03	0.95	+8.4	1.13	0.95	+18.9
100 MXN	11.47	10.99	+4.4	12.37	10.20	+21.3
1 ZAR	0.20	0.19	+5.3	0.21	0.21	–
100 INR	2.83	2.75	+2.9	2.91	2.62	+11.1
100 THB	3.10	3.09	+0.3	3.21	2.93	+9.6
1000 IDR	0.13	0.14	–7.1	0.13	0.12	+8.3
100 PHP	2.27	2.22	+2.3	2.48	2.03	+22.2
1 AUD	0.95	0.91	+4.4	0.96	0.89	+7.9

Treatment of goodwill

With effect from January 1, 2005, goodwill is not amortized but instead is tested for impairment on an annual basis. In accordance with IFRS 3 *Business Combinations*, this standard is to be applied on a prospective basis.

Derecognition of negative goodwill

All negative goodwill that arises on acquisition must be recognized immediately in the income statement. In accordance with the transitional provisions of IFRS 3 *Business Combinations*, CHF 50 million of negative goodwill was derecognized on January 1, 2005, and transferred directly to retained earnings. This standard is to be applied on a prospective basis.

Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2003), foreign exchange rate movements on qualifying intergroup equity loans can only be recognized in equity (currency translation adjustment) if the loan is denominated in the functional currency of one of the parties to the loan. Prior to January 1, 2005, all foreign exchange rate movements on qualifying intergroup equity loans were recorded directly in equity (currency translation adjustment). The effect of this amendment has resulted in an additional income statement charge of CHF 8 million within financial expenses net for 2004. However, total shareholders' equity remained unchanged at December 31, 2004.

Reversal of foreign exchange losses capitalized

As of January 1, 2005, IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2003) does not permit certain foreign exchange losses that result from a severe depreciation of a currency to be capitalized as part of property, plant and equipment. The effect of this amendment has resulted in retained earnings being reduced by CHF 11 million at December 31, 2004.

Effect of the adoption of new International Financial Reporting Standards

Million CHF	Capital surplus
Equity as previously reported at December 31, 2003	**2,628**
Change in treatment of currency translation effects on intergroup loans	
Reversal of foreign exchange losses capitalized	
Reclassification of equity portion of convertible bonds	(53)
Restated opening balances as at January 1, 2004	**2,575**
Effect of the restatement as per January 1, 2004	**(53)**
Equity as previously reported at December 31, 2004	**3,995**
Derecognition of negative goodwill	
Change in treatment of currency translation effects on intergroup loans	
Reversal of foreign exchange losses capitalized	
Reclassification of equity portion of convertible bonds	(39)
Restated opening balances as at January 1, 2005	**3,956**
Effect of the restatement as per January 1, 2005	**(39)**

Reclassification of equity portion of convertible bonds

According to IAS 32 *Financial Instruments: Disclosure and Presentation* (revised 2003), an equity component recognized for issued convertible bonds with a cash settlement option must, with retrospective effect, be reclassified as a financial liability on the balance sheet. The effect of this amendment has resulted in an additional income statement charge of CHF 25 million within financial expenses net for 2004. In addition, total shareholders' equity was reduced by CHF 36 million at January 1, 2005.

Remuneration paid in the form of shares and stock options

The adoption of IFRS 2 *Share-based Payment*, which has been applied to equity-settled share-based payment transactions that were granted after November 7, 2002 and had not yet vested at January 1, 2005, has resulted in a change in accounting policy for remuneration paid in the form of shares and stock options. Until December 31, 2004, the provision of share options to employees did not result in a charge to the income statement. However, as from January 1, 2005 the Group is required to recognize the fair value of options granted in the income statement. As the Group does not have significant share option schemes, the effect of applying IFRS 2 is not material.

		Attributable to equity holders of Holcim Ltd			
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total changes
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	
(21)			21		
(11)				(11)	(11)
24			4	28	(25)
6,161	**(109)**	**(68)**	**(1,716)**	**4,268**	**(36)**
(8)			**25**	**17**	**(36)**
6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	
50				50	50
(29)			29		
(11)				(11)	(11)
(1)			4	3	(36)
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**3**
9			**33**	**42**	**3**

4 Segment information

Information by region	Europe		North America		Latin America	
	2005	2004	2005	2004	2005	2004
Statement of income, balance sheet and cash flow statement						
Million CHF						
Net sales	7,037	4,744	4,704	2,630	3,158	2,785
Operating EBITDA[1,2]	1,605	1,202	928	551	1,126	1,095
Operating EBITDA margin[2] in %	22.8	25.3	19.7	21.0	35.7	39.3
Depreciation and amortization of operating assets	(480)	(476)	(289)	(193)	(260)	(314)
Operating profit[2]	1,125	726	639	358	866	781
Operating profit (excluding goodwill amortization)[2]	1,125	850	639	366	866	849
Operating profit margin[2] in %	16.0	15.3	13.6	13.6	27.4	28.0
Depreciation and amortization of non-operating assets	(11)	(26)	(7)	(31)	(1)	(13)
Other (expenses) income net	2	(67)	(33)	(56)	(87)	(139)
Share of profit (loss) of associates	14	8	0	(1)	0	25
EBITDA	1,632	1,169	902	525	1,040	994
Net operating assets	8,908	5,211	6,654	2,309	4,919	4,195
Total assets	15,222	10,659	8,551	3,110	6,590	6,054
Total liabilities	8,060	5,780	4,475	1,857	2,394	2,099
Cash flow from operating activities	1,365	882	611	396	739	702
Cash flow margin in %	19.4	18.6	13.0	15.1	23.4	25.2
Cash flow used in investing activities	(820)	(2,046)	(246)	(330)	142	(558)
Impairment loss	(9)	(8)	0	0	(3)	(1)
Capacity and sales						
Million t						
Annual production capacity cement	47.2	45.3	22.3	22.0	34.9	34.5
Sales of cement	31.8	30.8	18.2	17.5	23.7	20.6
Sales of mineral components	1.9	1.0	2.3	2.2	0	0
Sales of aggregates	79.7	57.8	65.0	21.2	11.7	12.1
Million m[3]						
Sales of ready-mix concrete	17.6	13.7	6.1	2.5	8.7	8.2
Personnel						
Number of personnel	20,458	14,980	10,393	5,249	10,904	10,676

Information by product[3]	Cement[4]	
	2005	2004
Statement of income, balance sheet and cash flow statement		
Million CHF		
Net sales	11,561	10,011
Operating profit	2,761	2,095
Net operating assets	16,646	14,039
Cash flow used in investing activities	(2,029)	(2,401)
Personnel		
Number of personnel	34,543	32,846

[1] Earnings before interest, taxes, depreciation and amortization. [2] Prior-year figures adjusted to exclude certain Group charges. [3] Following the acquisition of Aggregate Industries Holcim revised its business segment model, which reflects the new product segments "Cement", "Aggregates" and "Other construction materials and services". Prior-year figures have been restated accordingly. The composition of the segments by products is presented in detail on page 6. [4] Cement, clinker and other cementitious materials.

	Africa Middle East		Asia Pacific		Corporate/Eliminations		Total Group	
	2005	2004	2005	2004	2005	2004	2005	2004
	1,873	1,540	2,288	1,945	(592)	(429)	18,468	13,215
	614	483	570	465	(216)	(208)	4,627	3,588
	32.8	31.4	24.9	23.9			25.1	27.2
	(90)	(90)	(208)	(232)	16	(32)	(1,311)	(1,337)
	524	393	362	233	(200)	(240)	3,316	2,251
	524	403	362	271	(200)	(228)	3,316	2,511
	28.0	25.5	15.8	12.0			18.0	17.0
	(1)	0	(5)	(15)	(3)	(22)	(28)	(107)
	(20)	(15)	(9)	(21)	174	165	27	(133)
	0	3	27	3	34	19	75	57
	595	471	593	462	(5)	(2)	4,757	3,619
	1,163	1,038	4,049	3,332	415	116	26,108	16,201
	2,336	1,789	6,249	4,004	(837)	234	38,111	25,850
	1,150	737	2,385	1,923	5,397	2,793	23,861	15,189
	540	351	410	281	(260)	10	3,405	2,622
	28.8	22.8	17.9	14.4			18.4	19.8
	(407)	(82)	(30)	(138)	(4,978)	752	(6,339)	(2,402)
	0	0	0	(4)	0	0	(12)	(13)
	15.3	14.9	40.7	37.4	0	0	160.4	154.1
	14.8	14.0	28.9	25.8	(6.8)	(6.6)	110.6	102.1
	0.8	0.7	0.5	0.5	0	0	5.5	4.4
	9.7	9.0	3.2	4.1	0	0	169.3	104.2
	2.3	2.0	3.5	2.9	0	0	38.2	29.3
	5,318	4,621	12,045	10,644	783	739	59,901	46,909

	Aggregates		Other construction materials and services		Corporate/Eliminations		Total Group	
	2005	2004	2005	2004	2005	2004	2005	2004
	2,293	1,063	6,863	3,607	(2,249)	(1,466)	18,468	13,215
	257	108	298	48	0	0	3,316	2,251
	5,501	1,097	3,961	1,065	0	0	26,108	16,201
	(3,036)	(165)	(1,611)	(140)	337	304	(6,339)	(2,402)
	6,542	3,271	18,750	10,739	66	53	59,901	46,909

5 Change in consolidated net sales

Million CHF	2005	2004
Volume and price	1,329	908
Change in structure	3,735	99
Currency translation effects	189	(392)
Total	**5,253**	**615**

6 Production cost of goods sold

Million CHF	2005	2004
Material expenses	(2,701)	(1,673)
Fuel expenses	(715)	(549)
Electricity expenses	(890)	(715)
Personnel expenses	(1,763)	(1,100)
Depreciation	(1,033)	(811)
Other production expenses	(2,564)	(1,722)
Change in inventory	(33)	(47)
Total	**(9,699)**	**(6,617)**

7 Distribution and selling expenses

Million CHF	2005	2004
Distribution expenses	(3,546)	(2,533)
Selling expenses	(506)	(447)
Total	**(4,052)**	**(2,980)**

8 Summary of depreciation and amortization

Million CHF	2005	2004
Production facilities	(1,033)	(811)
Distribution and sales facilities	(162)	(156)
Administration facilities	(44)	(53)
Depreciation of operating property, plant and equipment	**(1,239)**	**(1,020)**
Impairment/Amortization of operating goodwill	0	(260)
Other depreciation and amortization of operating assets	(72)	(57)
Other operating depreciation and amortization	**(72)**	**(317)**
Total depreciation and amortization of operating assets (A)	**(1,311)**	**(1,337)**
Amortization of goodwill on investments in associates	0	(25)
Ordinary depreciation of non-operating assets	(25)	(48)
Unusual write-offs	(3)	(34)
Total depreciation and amortization of non-operating assets (B)	**(28)**	**(107)**
Total depreciation and amortization (A+B)	**(1,339)**	**(1,444)**
Of which depreciation of property, plant and equipment	(1,239)	(1,054)

9 Change in consolidated operating EBITDA

Million CHF	2005	2004
Volume, price and cost	377	376
Change in structure	607	28
Currency translation effects	55	(127)
Total	**1,039**	**277**

10 Other income (expenses) net

Million CHF	2005	2004
Dividends earned	14	23
Other financial income	33	7
Other ordinary income (expenses) net	8	(56)
Depreciation and amortization of non-operating assets	(28)	(107)
Total	**27**	**(133)**

Included in other ordinary income (expenses) net are gains and losses on sale of property, plant and equipment, on disposal of Group and associated companies and income and losses on non-operating expenses.

In 2004, "Depreciation and amortization of non-operating assets" include amortization of goodwill on investments in associates and project costs.

11 Financial expenses net

Million CHF	2005	2004
Financial expenses	(917)	(595)
Interest earned on cash and marketable securities	113	57
Foreign exchange gain (loss) net	60	(15)
Financial expenses capitalized	9	8
Total	**(735)**	**(545)**
Of which to associates	(1)	(1)

The average rate of interest of financial liabilities at December 31, 2005 was 4.9 percent (2004: 4.3 percent). The increase is mainly due to the higher average interest rate of the US dollar as well as financial liabilities in British pounds (see note 27 for further details).

Financial expenses capitalized comprise interest expenditures on large-scale projects during the year.

12 Income taxes

Million CHF	2005	2004
Current taxes	(730)	(552)
Deferred taxes	(135)	42
Total	**(865)**	**(510)**

Deferred tax by type

Million CHF	2005	2004
Property, plant and equipment	(112)	8
Provisions	(21)	1
Tax losses carryforward	9	33
Other	(11)	0
Total	**(135)**	**42**

The Group's expected tax rate is a weighted average tax rate based on profits/losses before taxes of the Group companies. A change in the country mix and reduced tax rates in certain countries resulted in a decrease of the Group's expected tax rate.

Reconciliation of tax rate

	2005	2004
Group's expected tax rate	**30%**	**33%**
Effect of non-deductible items and income taxed at different tax rates	1%	0%
In(De)crease of unrecognized tax loss carryforwards	0%	(2%)
Other items	1%	0%
Group's effective tax rate	**32%**	**31%**

13 Research and development

Research and development expenses continue to be limited to the existing product range and to investigating production processes and environmental protection. Basic research costs of CHF 22 million (2004: 9) were charged directly to the consolidated statement of income. No significant costs were incurred for licenses obtained from third parties, nor was any major revenue generated from licenses granted.

14 Earnings per share

	2005	2004
Basic earnings per share in CHF	6.73	**4.17**[1]
Net income – equity holders of Holcim Ltd – as per income statement (in million CHF)	1,540	881[1]
Weighted average number of shares outstanding	228,722,218	211,351,439
Fully diluted earnings per share in CHF	**6.64**	**4.14**[1]
Net income – equity holders of Holcim Ltd – as per income statement (in million CHF)	1,540	881[1]
Elimination of financial expenses on convertible debt (in million CHF)	24	47
Net income used to determine diluted earnings per share (in million CHF)	1,564	928[1]
Weighted average number of shares outstanding	228,722,218	211,351,439
Adjustment for assumed conversion of convertible debt	6,786,870	12,961,224
Adjustment for dilutive share options	98,218	39,600
Weighted average number of shares for diluted earnings per share	235,607,306	224,352,263
Cash earnings per share in CHF	**7.02**	**5.79**[1]
Net income – equity holders of Holcim Ltd – as per income statement (in million CHF)	1,540	881[1]
Amortization of goodwill and other intangible assets (in million CHF)	66	343
Net income used to determine cash earnings per share (in million CHF)	1,606	1,224[1]
Weighted average number of shares outstanding	228,722,218	211,351,439

15 Cash and cash equivalents

Cash and cash equivalents include cash in hand and financial instruments that are readily convertible into a known amount of cash with original maturities of three months or less.

[1] *Restated in line with new and revised IFRS, effective January 1, 2005.*

16 Accounts receivable

Million CHF	2005	2004
Accounts receivable – trade	2,825	1,752
Accounts receivable – associates	99	78
Other receivables	570	538
Derivative assets	6	0
Allowances for doubtful accounts	(175)	(159)
Total	**3,325**	**2,209**
Of which pledged/restricted	10	11

17 Inventories

Million CHF	2005	2004
Raw materials and additives	278	158
Semifinished and finished products	876	535
Fuels	190	162
Parts and supplies	468	388
Unbilled services	53	12
Total	**1,865**	**1,255**

In 2005, the Group recognized inventory write-downs to net realizable value of CHF 14 million (2004: 21). The carrying amount of inventories carried at net realizable value was CHF 7 million (2004: 7).

18 Financial assets

Million CHF	2005	2004
Financial investments – third parties	117	196
Long-term receivables – associates	145	112
Long-term receivables – third parties	301	332
Derivative assets	136	66
Total	**699**	**706**
Of which pledged/restricted	0	43

The carrying amount of financial assets held for trading was CHF 101 million (2004: 5).

During 2001, the Group provided financing to a third party equity investor who acquired 9.5 percent of the shares of Cimpor – Cimentos de Portugal, SA. The Group then entered into a total return swap agreement with the third party equity investor which resulted in the transaction being classified as a "Financial investment – third parties" as the Group bears part of the economic risk of the said shares.

The total return swap agreement has been terminated by the end of 2004 and the entire share package of 9.5 percent has been acquired by Holcim. At the same time, Holcim sold 7.7 percent of the share package. The remaining 1.8 percent holding in the Portuguese cement producer was sold in 2005.

19 Investments in associates

Million CHF	2005	2004
January 1	**456**	**633**
Reclassification of goodwill	183	0
Share of profit of associates	75	57
Dividends earned	(50)	(48)
Acquisitions (Disposals) net	679	(177)
Currency translation effects	48	(9)
December 31	**1,391**	**456**

In 2005, acquisitions include an investment of CHF 655 million related to the acquisition of 34.6 percent of the shares of The Associated Cement Companies Ltd. in India. The fair value of the Group's interest in The Associated Cement Companies Ltd. amounts to CHF 964 million as at December 31, 2005.

Sales to and purchases from associates amounted to CHF 179 million (2004: 169) and CHF 72 million (2004: 18), respectively.

The following amounts represent the Group's share of assets, liabilities, sales and net income of associates:

Aggregated financial information – associates

Million CHF	2005	2004
Total assets	2,349	811
Total liabilities	(958)	(355)
Net assets	**1,391**	**456**
Net sales	1,028	189
Net income	75	57

20 Derivative assets

Included in financial assets (note 18) are derivative assets with maturities exceeding one year; derivative assets with maturities of one year are included in accounts receivable (note 16).

Derivative assets

Million CHF	Fair value 2005	Nominal amount 2005	Fair value 2004	Nominal amount 2004
Fair value hedges				
Interest rate	33	1,065	63	1,032
Currency	0	3	0	0
Cross-currency	0	0	0	0
Total fair value hedges	**33**	**1,068**	**63**	**1,032**
Cash flow hedges				
Interest rate	19	770	1	252
Currency	0	8	0	3
Cross-currency	0	0	0	0
Total cash flow hedges	**19**	**778**	**1**	**255**
Net investment hedges				
Currency	0	0	0	0
Total net investment hedges	**0**	**0**	**0**	**0**
Held for trading				
Interest rate	1	60	2	2
Currency	0	2	0	0
Cross-currency	89	452	0	0
Total held for trading	**90**	**514**	**2**	**2**
Grand total	**142**	**2,360**	**66**	**1,289**

Million CHF	Fair value 2005	Fair value 2004
Derivative assets related to fair value hedges have the following maturities:		
Within 1 year	1	0
Within 2 years	0	5
Within 3 years	1	25
Within 4 years	1	3
Within 5 years	14	0
Thereafter	16	30
Total	**33**	**63**
Derivative assets related to cash flow hedges have the following maturities:		
Within 1 year	4	0
Within 2 years	15	1
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**19**	**1**
Derivative assets related to net investment hedges have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**0**	**0**
Held for trading derivative assets have the following maturities:		
Within 1 year	1	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	63	0
Within 5 years	0	0
Thereafter	26	2
Total	**90**	**2**
Grand total	**142**	**66**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

Held for trading derivative assets sold in January 2006 resulted in a gain of CHF 8 million.

21 Property, plant and equipment

At cost of acquisition	Land	Buildings, installations	Machines	Furniture, vehicles, tools	Construction in progress	Total 2005	Total 2004
Million CHF							
January 1	**2,284**	**5,952**	**14,799**	**2,307**	**872**	**26,214**	**26,137**
Change in structure	3,240	405	720	215	27	4,607	498
Additions	36	73	212	54	1,370	1,745	1,206
Disposals	(73)	(61)	(241)	(137)	(79)	(591)	(424)
Transferred from construction in progress	44	323	540	176	(1,083)	0	0
Currency translation effects	294	563	1,434	241	20	2,552	(1,203)
December 31	**5,825**	**7,255**	**17,464**	**2,856**	**1,127**	**34,527**	**26,214**
Purchase value of leased property, plant and equipment						289	153
Accumulated depreciation							
January 1	**560**	**2,775**	**8,111**	**1,568**	**76**	**13,090**	**12,854**
Change in structure	0	0	0	0	0	0	46
Additions	37	512	487	200	3	1,239	1,054
Disposals	(40)	(48)	(218)	(119)	(79)	(504)	(366)
Impairment loss (charged to income)	3	6	2	1	0	12	13
Currency translation effects	18	210	524	171	0	923	(511)
December 31	**578**	**3,455**	**8,906**	**1,821**	**0**	**14,760**	**13,090**
Accumulated depreciation of leased property, plant and equipment						84	54
Net book value as at December 31	**5,247**	**3,800**	**8,558**	**1,035**	**1,127**	**19,767**	**13,124**
Net asset value of leased property, plant and equipment						205	99
Of which pledged/restricted						731	781

The net book value of CHF 19,767 million (2004: 13,124) represents 55.3 percent (2004: 50.1 percent) of the original cost of all assets. At December 31, 2005, the fire insurance value of property, plant and equipment amounted to CHF 25,441 million (2004: 21,588). Net gains on sale of property, plant and equipment amounted to CHF 43 million (2004: 25).

Included in the above is investment property with a net book value of CHF 111 million (2004: 102). Rental income related to investment property amounted to CHF 2 million (2004: 2).

Non-current assets held for sale of CHF 21 million are included in the balance sheet item "Prepaid expenses and other current assets".

22 Intangible and other assets

At cost of acquisition	Goodwill	Other intangible assets	Total 2005	Total 2004
Million CHF				
January 1	**5,419**	**494**	**5,913**	**4,999**
Derecognition of negative goodwill[1]	223	0	223	0
Elimination of accumulated amortization[2]	(2,043)	0	(2,043)	0
Reclassification[3]	(183)	0	(183)	0
Additions	42	91	133	826
Disposals	0	0	0	34
Change in consolidation structure	2,598	188	2,786	208
Currency translation effects	444	14	458	(154)
December 31	**6,500**	**787**	**7,287**	**5,913**
Accumulated impairment loss/amortization				
January 1	**1,870**	**289**	**2,159**	**1,816**
Derecognition of negative goodwill[1]	173	0	173	0
Elimination of accumulated amortization[2]	(2,043)	0	(2,043)	0
Additions	0	66	66	343
Disposals	0	0	0	0
Impairment loss (charged to income)	0	0	0	0
December 31	**0**	355	355	**2,159**
Net book value as at December 31	**6,500**	**432**	**6,932**	**3,754**
Other assets net			**289**	**258**
Total			**7,221**	**4,012**

The other intangible assets included above have finite useful lives, over which the assets are amortized.

[1] Negative goodwill of CHF 50 million (net book value) was derecognized on January 1, 2005, in accordance with IFRS 3 (see note 3).
[2] Elimination of goodwill amortization accumulated prior to the adoption of IFRS 3 (see note 3).
[3] Goodwill (net book value) related to investments in associated companies was reclassified to investments in associates (see note 19).

Impairment tests for goodwill

For the purpose of impairment testing, goodwill is allocated to a cash generating unit or to a group of cash generating units that are expected to benefit from the synergies of the respective business combination. The Group's cash generating units are defined on the basis of geographical market, normally country-related. The carrying amount of goodwill allocated to the countries or regions stated below is significant in comparison with the total carrying amount of goodwill, while the carrying amount of goodwill allocated to the other cash generating units is individually not significant.

For the impairment test, the recoverable amount of a cash generating unit, which has been determined based on value in use, is compared to its carrying amount. An impairment loss is only recognized if the carrying amount of the cash generating unit exceeds its recoverable amount. Future cash flows are discounted using the Weighted Average Cost of Capital (WACC) adjusted for country specific inflation risks.

The cash flow projections are based on a four-year financial planning period approved by management. Cash flows beyond the four-year budget period are extrapolated based either on steady or increasing sustainable cash flows. In any event, the growth rate does not exceed the long-term average growth rate for the relevant market in which the cash generating unit operates.

In respect of the goodwill allocated to "Others" the same impairment model and parameters are used as is the case with individually significant goodwill positions, except that different key assumptions are used depending on the risks associated with the respective cash generating units.

Key assumptions used for value-in-use calculations in respect of goodwill

Cash generating unit	Carrying amount of goodwill	Currency	Pre-tax discount rate	Long-term GDP growth rate
Million CHF	Total 2005			
North America	1,680	USD	10.3%	3.2%
United Kingdom	864	GBP	9.3%	2.2%
Mexico	635	MXN	10.9%	3.9%
Others[1]	3,321	Various	6.2%–19.1%	1.5%–11.4%
Total	**6,500**			

23 Joint ventures

The following amounts represent the effect of proportionate consolidated assets, liabilities and sales and results of significant joint ventures disclosed on pages 140 and 141.

The amounts are included in the consolidated balance sheet and statement of income.

[1] Individually not significant.

Balance sheet

Million CHF	2005	2004
Current assets	348	292
Long-term assets	1,270	1,057
Total assets	**1,618**	**1,349**
Short-term liabilities	274	131
Long-term liabilities	424	386
Total liabilities	**698**	**517**
Net assets	**920**	**832**

Statement of income

Million CHF	2005	2004
Net sales	**942**	**837**
Operating profit[1]	**275**	**221**
Net income after minority interests	**214**	**173**

Sales to and purchases from significant joint ventures amounted to CHF 168 million (2004: 55) and CHF 159 million (2004: 118), respectively.

24 Trade accounts payable

Million CHF	2005	2004
Trade accounts payable – associates	17	11
Trade accounts payable – third parties	2,094	1,212
Advance payments from customers	79	61
Total	**2,190**	**1,284**

25 Current financial liabilities

Million CHF	2005	2004
Current financial liabilities – associates	14	31
Current financial liabilities – third parties	1,064	1,474
Current portion of long-term financial liabilities	1,598	1,202
Derivative liabilities	6	2
Total	**2,682**	**2,709**

The fair values of current financial liabilities are not materially different from their carrying amounts.

[1]Prior-year figure adjusted to certain Group charges.

26 Other current liabilities

Million CHF	2005	2004
Other non-interest-bearing liabilities	1,714	1,207
Current tax liabilities	196	150
Total	**1,910**	**1,357**

27 Long-term financial liabilities

Million CHF	2005	2004
Long-term financial liabilities – associates	1	5
Long-term financial liabilities – third parties	13,319	7,826
Derivative liabilities	60	76
Total	**13,380**	**7,907**
Of which secured	245	206

Details of total financial liabilities

Million CHF	2005	2004
Loans from financial institutions	7,104	3,634
Outstanding bonds and private placements	8,716	6,831
Obligations under finance leases	242	151
Total	**16,062**	**10,616**
Current financial liabilities (note 25)	2,682	2,709
Long-term financial liabilities	13,380	7,907

Loans from financial institutions include amounts due to banks and other financial institutions. Interest rates on these amounts, which are primarily denominated in EUR, GBP and USD, average approximately 5.4 percent (2004: 4.6 percent). Repayment dates vary between one and 27 years. CHF 1,768 million (2004: 2,018) are due within one year.

Unutilized credit lines totaled CHF 6,925 million (2004: 4,445) at year-end 2005, of which CHF 3,628 million (2004: 2,043) are committed.

The fair values of long-term financial liabilities amount to CHF 13,798 million (2004: 8,306).

Total financial liabilities by currency

Currency	2005			2004		
	Million CHF	In %	Interest rate	Million CHF	In %	Interest rate
CHF	1,654	10.3	2.4	1,693	15.9	3.0
EUR	3,440	21.4	3.7	4,045	38.1	3.6
GBP	4,407	27.4	5.3	0	0	0
USD	4,020	25.0	5.0	3,329	31.4	4.5
THB	255	1.6	6.4	7	0.1	5.6
AUD	428	2.7	6.2	407	3.8	6.0
NZD	279	1.7	8.1	239	2.3	8.1
Others	1,579	9.9	8.0	896	8.4	7.3
Total	**16,062**	**100.0**	**4.9**	**10,616**	**100.0**	**4.3**

Interest rate structure of total financial liabilities

Million CHF	2005	2004
Financial liabilities at fixed rates	6,584	7,281
Financial liabilities at variable rates	9,478	3,335
Total	**16,062**	**10,616**

Long-term financial liabilities that are hedged effectively to a fixed or floating rate are included in the table above at the hedged rate.

Maturity schedule of long-term financial liabilities

Million CHF	2005	2004
Within 2 years	666	1,190
Within 3 years	4,094	927
Within 4 years	1,321	392
Within 5 years	1,964	728
Thereafter	5,335	4,670
Total	**13,380**	**7,907**

Future minimum lease payments

	Operating leases	Finance leases	Operating leases	Finance leases
Million CHF	2005	2005	2004	2004
Within 1 year	104	54	37	22
Within 2 years	87	39	31	57
Within 3 years	75	35	26	18
Within 4 years	67	32	23	17
Within 5 years	59	21	19	16
Thereafter	194	174	52	53
Total	**586**	**355**	**188**	**183**
Interest		(113)		(32)
Total finance leases		**242**		**151**

Total expenses for operating leases recognized in the consolidated statement of income in 2005 was CHF 82 million (2004: 49). There are no individually significant operating lease agreements.

Outstanding bonds and private placements as at December 31

Nominal value	Nominal interest rate	Effective interest rate	Term	Remarks	Net book value	Net book value
Million CHF					2005	2004
Holcim Ltd						
CHF 500	4.00%	4.33%	1998–2009	Notes with fixed interest rates	494	492
CHF 500	4.50%	–	2000–2005	Notes with fixed interest rates	0	500
CHF 500	2.50%	2.69%	2005–2012	Notes with fixed interest rates	495	0
Holcim Capital Corporation Ltd.						
CHF 125	5.13%	–	1995–2005	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	0	116
CHF 150	5.00%	4.09%	1996–2006	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	158	136
CHF 200	3.75%	4.02%	1997–2007	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	179	154
USD 100	6.35%	5.15%	2001–2006	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	133	119
USD 149	6.35%	6.42%	2001–2006	Private placement guaranteed by Holcim Ltd	196	169
USD 32	6.60%	5.04%	2001–2008	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	43	39
USD 136	6.60%	6.65%	2001–2008	Private placement guaranteed by Holcim Ltd	179	154
USD 150	7.05%	5.34%	2001–2011	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	207	188
USD 208	7.05%	7.08%	2001–2011	Private placement guaranteed by Holcim Ltd	273	236
USD 50	7.65%	7.65%	2001–2031	Private placement guaranteed by Holcim Ltd	66	57
USD 35	5.83%	5.85%	2002–2007	Private placement guaranteed by Holcim Ltd	46	40
USD 105	5.93%	5.95%	2002–2009	Private placement guaranteed by Holcim Ltd	138	119
USD 65	6.59%	6.60%	2002–2014	Private placement guaranteed by Holcim Ltd	85	74
USD 100	6.59%	6.59%	2002–2014	Private placement guaranteed by Holcim Ltd	132	114
USD 616	0.00%	5.50%	2002–2017	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 100%, 1 bond per USD 1,000 nominal amount will be converted into 10.0255 Holcim Ltd registered shares with a par value of CHF 2 (6,174,355 registered shares in total), initial conversion price CHF 89.13, put option of the bondholders on January 15, 2006, June 10, 2008, 2010 and 2014, call option of the issuer on or any time after June 10, 2008, conversion right USD 48 million, yield to maturity 4%	578	460
Holcim Overseas Finance Ltd.						
CHF 600	1.00%	4.10%	2002–2012	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 116.8%, 1 bond per CHF 5,000 nominal amount will be converted into 56.55725 Holcim Ltd registered shares with a par value of CHF 2 (6,786,870 registered shares in total), initial conversion price CHF 88.41, put options of the bondholders on June 10, 2007 and 2009, call option of the issuer on or any time after June 10, 2007, equity component CHF 41 million, yield to maturity 2.5%	620	602
Holcim Finance (Canada) Inc.						
CAD 105	5.86%	5.89%	2002–2007	Private placement guaranteed by Holcim Ltd	118	99
CAD 10	6.91%	6.92%	2002–2017	Private placement guaranteed by Holcim Ltd	11	9
Holcim Finance (Luxembourg) SA						
EUR 450	4.38%	4.48%	2003–2010	Notes guaranteed by Holcim Ltd	699	693
EUR 300	4.38%	3.55%	2003–2010	Notes guaranteed by Holcim Ltd, swapped into floating interest rates at inception	481	475
EUR 50	2.64%	2.62%	2003–2006	Notes guaranteed by Holcim Ltd, floating interest rates	78	77
EUR 600	4.38%	4.45%	2004–2014	Notes guaranteed by Holcim Ltd	930	922
Subtotal					**6,339**	**6,044**

Outstanding bonds and private placements as at December 31

Nominal value		Nominal interest rate	Effective interest rate	Term	Remarks	Net book value	Net book value
Million CHF						2005	2004
Subtotal						**6,339**	**6,044**
Holcim Finance (Australia) Pty Ltd							
AUD	150	5.50%	5.83%	2003–2006	Notes guaranteed by Holcim Ltd	144	133
AUD	110	6.34%	6.63%	2003–2006	Notes guaranteed by Holcim Ltd, floating interest rates	106	98
Holcim Capital (Thailand) Ltd.							
THB	3,000	6.12%	6.30%	2005–2008	Notes guaranteed by Holcim Ltd	96	0
THB	2,150	6.48%	6.59%	2005–2010	Notes guaranteed by Holcim Ltd	69	0
THB	2,450	6.69%	6.78%	2005–2012	Notes guaranteed by Holcim Ltd	78	0
Holcim (US) Inc.							
USD	27	3.55%	3.55%	1984–2009	Industrial revenue bonds – Midlothian	35	30
USD	5	3.55%	3.55%	1996–2031	Industrial revenue bonds – Devil's Slide	7	6
USD	22	3.55%	3.57%	1997–2027	Industrial revenue bonds – South Louisiana Port	29	25
USD	60	6.52%	–	1998–2005	Private placement	0	68
USD	95	6.80%	6.99%	1998–2008	Private placement	125	108
USD	1	3.63%	3.63%	1999–2009	Industrial revenue bonds – Mobile	1	1
USD	15	3.54%	3.60%	1999–2031	Industrial revenue bonds – Midlothian	20	17
USD	67	3.49%	3.49%	1999–2032	Industrial revenue bonds – Mobile Dock & Wharf	88	76
USD	25	3.68%	3.75%	2003–2033	Industrial revenue bonds – Holly Hill	32	28
St. Lawrence Cement Inc.							
USD	18	3.57%	3.69%	2000–2020	Industrial revenue bonds – Canada	24	20
Holcim (Liban) S.A.L.							
USD	76	10.00%	10.25%	1999–2006	Bonds with fixed interest rate	100	86
Egyptian Cement Company S.A.E.[1]							
EGP	500	11.75%	12.56%	2004–2011	Bonds with fixed interest rate	55	46
USD	80	6.18%	6.58%	2004–2011	Bonds with floating interest rate	52	45
Aggregate Industries Limited							
USD	10	7.90%	3.36%	1995–2007	Private placement	14	0
USD	100	4.37%	4.43%	2004–2011	Private placement, swapped into floating rates at inception	126	0
USD	150	5.03%	4.38%	2004–2016	Private placement, swapped into floating rates at inception	192	0
GBP	200	6.25%	5.30%	2000–2009	Bond, partly swapped into floating rates	467	0
GBP	200	7.25%	5.28%	2001–2016	Bond, partly swapped into floating rates	517	0
Total						**8,716**	**6,831**

[1] Proportionate consolidation.

28 Derivative liabilities

Included in long-term financial liabilities (note 27) are derivative liabilities with maturities exceeding one year; derivative liabilities with maturities of one year are included in current financial liabilities (note 25).

Derivative liabilities

Million CHF	Fair value 2005	Nominal amount 2005	Fair value 2004	Nominal amount 2004
Fair value hedges				
Interest rate	11	329	25	196
Currency	0	0	0	4
Cross-currency	0	0	0	0
Total fair value hedges	**11**	**329**	**25**	**200**
Cash flow hedges				
Interest rate	45	670	53	774
Currency	4	47	0	2
Cross-currency	0	0	0	0
Total cash flow hedges	**49**	**717**	**53**	**776**
Net investment hedges				
Currency	6	303	0	0
Total net investment hedges	**6**	**303**	**0**	**0**
Held for trading				
Interest rate	0	0	0	0
Currency	0	0	0	0
Cross-currency	0	2	0	3
Total held for trading	**0**	**2**	**0**	**3**
Grand total	**66**	**1,351**	**78**	**979**

Million CHF	Fair value 2005	Fair value 2004
Derivative liabilities related to fair value hedges have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	0	25
Within 4 years	0	0
Within 5 years	0	0
Thereafter	11	0
Total	**11**	**25**
Derivative liabilities related to cash flow hedges have the following maturities:		
Within 1 year	0	2
Within 2 years	47	1
Within 3 years	1	50
Within 4 years	0	0
Within 5 years	0	0
Thereafter	1	0
Total	**49**	**53**
Derivative liabilities related to net investment hedges have the following maturities:		
Within 1 year	6	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**6**	**0**
Held for trading derivative liabilities have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**0**	**0**
Grand total	**66**	**78**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules of IAS 39. As such, they have been classified as held for trading.

29 Deferred tax by type of temporary difference

Million CHF	2005	2004
Deferred tax assets		
Property, plant and equipment	93	7
Provisions	178	135
Tax losses carryforward	295	209
Other	182	71
	748	**422**
Deferred tax liabilities		
Property, plant and equipment	2,513	1,114
Provisions	12	26
Other	154	72
	2,679	**1,212**
Deferred tax liabilities net	**1,931**	**790**
Reflected in the balance sheet as follows:		
Deferred tax assets	(184)	(156)
Deferred tax liabilities	2,115	946
Deferred tax liabilities net	**1,931**	**790**

Tax losses carryforward

Million CHF	Loss carry-forwards 2005	Tax effect 2005	Loss carry-forwards 2004	Tax effect 2004
Total tax losses carryforward	**1,143**	**372**	**1,289**	**381**
Of which reflected in deferred taxes	(891)	(295)	(678)	(209)
Total tax losses carryforward not recognized	**252**	**77**	**611**	**172**
Expiring as follows:				
1 year	15	3	226	68
2 years	14	4	27	4
3 years	17	6	43	7
4 years	2	1	1	0
5 years	17	4	145	43
Thereafter	187	59	169	50

30 Long-term provisions

Million CHF	Site restoration and other environmental liabilities	Specific business risks	Other provisions	Total 2005	Total 2004
January 1	**249**	**232**	**219**	**700**	**632**
Change in structure	129	132	34	295	32
Provisions recognized	14	32	60	106	109
Provisions used during the year	(15)	(18)	(39)	(72)	(49)
Provisions reversed during the year	(9)	(18)	(7)	(34)	(43)
Currency translation effects	20	8	9	37	19
December 31	**388**	**368**	**276**	**1,032**	**700**

Site restoration and other environmental liabilities represent the Group's legal or constructive obligations of restoring a quarry. The timing of cash outflows of this provision is dependent on the completion of raw material extraction and the commencement of site restoration.

Specific business risks comprise litigation and restructuring costs which arise during the normal course of business. Provisions for litigations mainly relate to antitrust investigations, product liability as well as tax claims and are set up to cover legal and administrative proceedings. It includes CHF 120 million related to the German antitrust investigation set up in 2002. It also includes contingent liabilities related to the acquisition of Aggregate Industries which have been fair valued at the date of acquisition. Provisions for litigations amounted to CHF 299 million at December 31, 2005. The timing of cash outflows of provisions for litigations is uncertain since it will largely depend upon the outcome of administrative and legal proceedings. Provisions for restructuring costs relate to various restructuring programs and amounted to CHF 69 million at December 31, 2005. These provisions are expected to result in future cash outflows mainly within the next one to three years. Other provisions relate mainly to provisions that have been set up to cover other contractual liabilities.

31 Employee benefits obligations

Personnel expenses and number of personnel

The Group's total personnel expenses, including social charges, are recognized in the relevant expenditure line by function of the consolidated statement of income and amounted to CHF 3,569 million (2004: 2,481). As at December 31, 2005, the Group employed 59,901 (2004: 46,909) people.

Defined benefit pension plans

Some Group companies provide pension plans for their employees which under IFRS are considered as defined benefit pension plans. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent's pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. Benefits are dependent on years of service and the respective employee's compensation and contribution. A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan and any unrecognized actuarial losses and past service costs. The obligation resulting from the defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected average remaining working lives of the participating employees.

Other post-employment benefit plans

The Group operates a number of other post-employment benefit plans. The method of accounting for the liabilities is similar to the one used for defined benefit pension schemes. A number of these plans are not externally funded, but are covered by provisions in the balance sheets of the respective Group companies.

The following table reconciles the funded, partially funded and unfunded status of defined benefit plans and other post-employment benefit plans to the amounts recognized in the balance sheet, including the movement in the balance sheet.

Retirement benefit plans

	Defined benefit pension plans		Other post-employment benefit plans	
Million CHF	2005	2004	2005	2004
Present value of funded obligations	**2,867**	**1,706**	**27**	**27**
Fair value of plan assets	(2,470)	(1,503)	(12)	(11)
Plan deficit of funded obligations	**397**	**203**	**15**	**16**
Present value of unfunded obligations	218	153	135	106
Unrecognized actuarial losses	(193)	(170)	(24)	(14)
Unrecognized past service costs	(22)	(18)	(2)	(1)
Unrecognized plan assets	15	5	0	0
Net liability from funded and unfunded plans	**415**	**173**	**124**	**107**

Benefit costs (included in personnel expenses)				
Current service costs	103	80	3	3
Employees' contributions	(21)	(16)	(1)	(1)
Interest expense on obligations	117	79	8	7
Expected return on plan assets	(118)	(76)	(1)	0
Amortization of actuarial (gains) losses	(10)	4	1	0
Past service costs	19	(10)	1	0
Gains on curtailments and settlements	(3)	(1)	0	0
Limit of asset ceiling	10	3	0	0
Others	4	(1)	0	0
Total	**101**	**62**	**11**	**9**

Net liability as at January 1	**173**	**178**	**107**	**111**
Net expense recognized in the consolidated statement of income	101	62	11	9
Employers' contribution	(80)	(65)	(8)	(11)
Change in structure	221	21	0	1
Currency translation effects	2	(8)	11	(8)
Others	(2)	(15)	3	5
Net liability as at December 31	**415**	**173**	**124**	**107**

Principal actuarial assumptions for defined benefit pension plans

	2005	2004
Discount rate at January 1	4.3%	4.3%
Expected return on plan assets at January 1	5.1%	5.1%
Future salary increases	3.2%	2.8%
Average expected remaining working lives (in years)	8–23	8–23

Principal actuarial assumptions for other post-employment benefits

	2005	2004
Discount rate at January 1	5.7%	5.2%
Medical cost trend rate	8.0%	8.8%

Reconciliation of retirement benefit plans to the balance sheet

Million CHF	2005	2004
Net liability arising from defined benefit pension plans	415	173
Net liability arising from other post-employment benefit plans	124	107
Net liability	**539**	**280**
Reflected in the balance sheet as follows:		
Other assets net (note 22)	(13)	(6)
Defined benefit obligations	552	286
Net liability	**539**	**280**

Share compensation plans

Employee share purchase plan

Holcim has an employee share ownership plan for all employees of Swiss subsidiaries and some executives from Group companies. This plan entitles employees to acquire a limited amount of discounted Holcim shares generally at 70 percent of the market value. The shares cannot be sold for a period of two years from the date of purchase. The total expense arising from this plan amounted to CHF 1.5 million in 2005 (2004: 1.8).

Executive share plans

Part of the variable compensation of key executives is paid in Holcim shares, which are granted based on the market price of the share in the following year. The shares cannot be sold by the employee for the next three to five years. The total expense arising from these share plans amounted to CHF 5.6 million in 2005 (2004: 2.2).

No dilution of Holcim shares occurs as all shares granted under these plans are purchased from the market.

Share option plans

Two types of share options are granted to management of the Holcim Group. In both cases the exercise price of the options granted is equal to the market price of the shares at the date of grant.

The contractual term of the first type of option plan is eight years. The options cannot be exercised for the first three years and vest immediately as there are no vesting conditions attached to them.

The contractual term of the second type of option plan is twelve years and the options have a vesting period (service-related only) of nine years from the date of grant.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Movements in the number of share options outstanding and their related weighted average exercise prices for the above two option plans are as follows:

	Weighted average exercise price[1]	Number[1] 2005	Number[1] 2004
January 1	**63.99**	**526,436**	**436,580**
Granted (individual bonus)	77.55	71,423	56,306
Granted (single allocation)		0	33,550
Forfeited		0	0
Exercised	69.64	(30,560)	0
Lapsed		0	0
December 31	**64.80**	**567,299**	**526,436**
Of which exercisable at the end of the year		78,550	74,250

The weighted average share price related to share options exercised in 2005 was CHF 80.62 (2004: 0).

[1] Adjusted to reflect former share splits and/or capital increases.

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Option grant date	Expiry date	Exercise price	Number[1] 2005	Number[1] 2004
2000	2008	CHF 69.63	23,100	34,650
2001	2009	CHF 66.99	26,400	39,600
2002	2010	CHF 75.66	29,050	34,860
2002	2014	CHF 70.16	201,300	201,300
2003	2011	CHF 36.86	92,620	92,620
2003	2015	CHF 70.16[2]	33,550	33,550
2004	2012	CHF 66.36	56,306	56,306
2004	2016	CHF 70.16[2]	33,550	33,550
2005	2013	CHF 77.55	71,423	–
Total			**567,299**	**526,436**

Options exercised in 2005 resulted in 30,560 shares (2004: 0) being issued at a weighted average exercise price of CHF 69.64 (2004: 0). The weighted average fair value of options granted during the year determined using the Black-Scholes valuation model was CHF 20.73 (2004: 20.47). The significant inputs into the model were a share price and an exercise price at the date of grant as shown above, an expected volatility of 30 percent (2004: 30.4 percent), an expected option life of eight years, a dividend yield of 1.6 percent and an annual risk-free interest rate of 1.9 percent (2004: 2.2 percent). Expected volatility was determined by calculating the historical volatility of the Group's share price over the respective vesting period.

All shares granted under these plans are purchased from the market. The total personnel expense arising from these two plans amounted to CHF 2.3 million in 2005 (2004: 1.7).

32 Construction contracts

Million CHF	2005	2004
Contract revenue recognized during the year	**1,392**	**366**
Contract costs incurred and recognized profits (less recognized losses) to date	1,966	364
Progress billings to date	(1,943)	(370)
Due from (to) contract customers at balance sheet date	**23**	**(6)**
Of which:		
Due from customers for contract work	46	0
Due to customers for contract work	(23)	(6)

[1] Adjusted to reflect former share splits and/or capital increases.
[2] Valued according to the single allocation in 2002.

33 Details of shares

Number of registered shares[1]		
December 31	2005	2004
Total outstanding shares	**229,096,520**	**223,138,768**
Treasury shares		
Shares reserved for convertible bonds	0	2,072,858
Shares reserved for call options	567,299	526,436
Unreserved treasury shares	261,699	4,187,456
Total treasury shares	**828,998**	**6,786,750**
Total issued shares	**229,925,518**	**229,925,518**
Conditional shares		
Reserved for convertible bonds	14,007,875	14,007,875
Unreserved	0	0
Total conditional shares	**14,007,875**	**14,007,875**
Total shares	243,933,393	243,933,393

The par value per share is CHF 2. The share capital amounts to CHF 460 million (2004: 460) and treasury shares amount to CHF 59 million (2004: 488).

34 Interests of minority shareholders

Included in interests of minority shareholders are preference shares which were issued by the Group in 2001 through one of its Group companies (hereafter "Group Company") to an independent third party investor (hereafter "Investor"). The total subscription value of the preference shares was USD 450 million. The Group Company pays a fixed dividend to the Investor. The payment of such dividend is subject to the Group Company distributing dividends on its ordinary shares. The Group has the right but not the obligation to redeem the preference shares held by the Investor at any time.

[1] Adjusted to reflect former share splits and/or capital increases.

35 Contingencies, guarantees and commitments

Contingencies

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environment and health and safety matters, etc. There are no such matters pending that the Group expects to be material in relation to the Group's business, financial position or results of operations.

The Group operates in countries where political, economic, social and legal developments could have an impact on the Group's operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in the accompanying consolidated financial statements.

Guarantees

At December 31, 2005, guarantees issued to third parties in the ordinary course of business amounted to CHF 247 million (2004: 138).

Commitments

In the ordinary course of business, the Group enters purchase commitments for goods and services, buys and sells investments, associated companies and Group companies or portions thereof. It is common practice that the Group makes offers or receives call or put options in connection with such acquisitions and divestitures. The Group does not expect to incur losses as a result of these offers and options. As (a) no active market exists for these options and (b) it appears highly unlikely that these options could be sold to third parties as they represent only minority interests, management considers the fair value of both call and put options cannot be reliably estimated.

In 2005, Holcim entered into a Put and Call Agreement with Gujarat Ambuja Cements Ltd. (GACL) with respect to their remaining 33 percent shareholding in Ambuja Cement India Ltd. According to this agreement, GACL has the right to put all or part of the shares to Holcim on or anytime after June 30, 2005. The consideration price for the shareholding of 33 percent amounted to CHF 391 million at December 31, 2005 and will be revised upward on January 1 each year until January 1, 2008. Holcim has the right to call the shares not put by GACL on or anytime after January 1, 2008. As disclosed in note 38, Holcim is in the process of obtaining control of GACL. As part of the acquisition process, the above-mentioned put option is suspended.

Including the commitment of CHF 391 million stated above, at December 31, 2005, the Group's commitments amounted to CHF 1,002 million (2004: 652), of which CHF 86 million (2004: 27) relate to the purchase of property, plant and equipment.

36 Monetary net current assets by currency

Million CHF	Cash and marketable securities	Accounts receivable	Trade accounts payable	Current financing liabilities	Other current liabilities	Total 2005	Total 2004
EUR	807	910	615	1,001	343	(242)	165
GBP	19	443	312	70	288	(208)	0
CHF	909	84	67	10	145	771	207
USD	786	602	464	790	432	(298)	444
CAD	15	292	98	0	155	54	(1)
MXN	102	171	101	0	46	126	44
ZAR	16	85	36	78	104	(117)	(21)
INR	349	68	8	4	17	388	0
THB	74	29	20	1	30	52	8
IDR	9	44	23	0	12	18	0
PHP	14	21	10	55	20	(50)	4
AUD	17	74	18	259	42	(228)	42
Others	252	502	418	414	276	(354)	(263)
Total	**3,369**	**3,325**	**2,190**	**2,682**	**1,910**	**(88)**	**629**

37 Cash flow used in investing activities

Million CHF	2005	2004
Purchase of property, plant and equipment net		
Replacements	(1,011)	(838)
Proceeds from sale of property, plant and equipment	132	83
Capital expenditures on property, plant and equipment to maintain productive capacity and to secure competitiveness	**(879)**	**(755)**
Expansion investments	(607)	(368)
Total purchase of property, plant and equipment net (A)	**(1,486)**	**(1,123)**
Purchase of financial assets, intangible and other assets		
Acquisition of new Group companies (net of cash and cash equivalents acquired)[1]	(4,838)	(395)
Increase in participation of existing Group companies	(53)	(650)
Increase in financial investments including associates	(440)	(75)
Increase in other assets	(138)	(1,033)
Total	**(5,469)**	**(2,153)**
Disposal of financial assets, intangible and other assets		
Disposal of Group companies (net of cash and cash equivalents disposed of)	3	9
Decrease in participation in Group companies	9	5
Decrease in financial investments including associates	565	570
Decrease in other assets	39	290
Total	**616**	**874**
Total purchase of financial assets, intangible and other assets net (B)	**(4,853)**	**(1,279)**
Total cash flow used in investing activities (A+B)	**(6,339)**	**(2,402)**

Cash flow from acquisitions and disposals of Group companies

	Acquisitions		Disposals	
Million CHF	2005	2004	2005	2004
Current assets	(1,390)	(118)	29	12
Property, plant and equipment	(4,633)	(485)	2	17
Other long-term assets	(1,105)	(27)	0	0
Current liabilities	1,420	74	(29)	(11)
Long-term liabilities	1,441	48	0	(3)
Long-term provisions	1,405	94	0	0
Minority interest	343	210	0	(7)
Fair value of purchased net assets/book value of disposed Group companies	**(2,519)**	**(204)**	**2**	**8**
Goodwill	(2,598)	(208)	0	0
Net result from divestments	0		1	3
Total purchase/disposal consideration	**(5,117)**	**(412)**	**3**	**11**
Acquired (disposed) cash and cash equivalents	279	17	0	(2)
Net cash flow	**(4,838)**	**(395)**	**3**	**9**

[1] *Including goodwill of new Group companies.*

38 Post-balance sheet events

Since January 24, 2006, Holcim holds a majority of the seats on The Associated Cement Companies Ltd.'s (ACC) Board of Directors through its investment Ambuja Cement India Ltd., in which Holcim currently owns 67 percent, and will consolidate ACC as of this date.

On January 28, 2006, Holcim has acquired a 14.8 percent shareholding in Gujarat Ambuja Cements Ltd. (GACL) from the Sekhsaria and Neotia founder families at a price of INR 105 per share. This initial investment corresponds to an outlay of USD 477 million. On January 30, 2006, the founder families have concluded a shareholders' agreement with Holcim which defines the transfer of control over GACL from the founder families to Holcim. Before Board control can be transferred in accordance with India's takeover code, Holcim is required to tender a public offer to all shareholders to acquire up to a further 20 percent of GACL's share capital. The Board of Directors of GACL has granted a "non-objection certificate" for Holcim to obtain required government approvals. Subject to the approval of the transaction by the Indian authorities, Holcim will offer shareholders a price according to the guidelines of the Securities and Exchange Board of India (SEBI), which will be INR 90.64 per share. Accordingly, Holcim has earmarked a maximum of USD 560 million to acquire this share package. Depending on the outcome of the public offer, it will be evaluated to what extent the transaction will be backed with equity in order to safeguard Holcim's financial profile.

39 Transactions with members of the Board of Directors and senior management

Key management compensation

Board of Directors

In 2005, eleven non-executive members of the Board of Directors received a total remuneration of CHF 2.7 million (2004: 2.4) in form of short-term employee benefits of CHF 1.7 million (2004: 1.8), post-employment benefits of CHF 0.2 million (2004: 0.1) and share-based payments of CHF 0.8 million (2004: 0.5).

Senior management

In 2005, the total annual compensation of senior management which increased by five to 16 members amounted to CHF 25.6 million (2004: 16.8) and comprises short-term employee benefits of CHF 16 million (2004: 12.2), post-employment benefits of CHF 2.5 million (2004: 1.3) and share-based payments of CHF 7.1 million (2004: 3.4).

Loans

As at December 31, 2005, there were loans outstanding, which were granted to five members of senior management. There were no loans to members of the Board of Directors outstanding. The table shows the outstanding amount as well as the respective terms of the loans.

Original currency	Loan amount in CHF	Interest rate	Maturity date	Collateral
CHF	1,450,000	3.25%	31.01.2010	yes
CHF	690,000	variable[1]	30.06.2006	yes
CHF	539,000	variable[1]	31.12.2022	yes
CHF	300,000	variable[1]	31.12.2015	yes
CHF	177,000	variable[1]	31.12.2015	yes
CHF	64,000	variable[1]	31.12.2009	yes
EUR	192,000	variable[1]	open	yes
Total	**3,412,000**			

Other transactions

In 2005, non-operating property of CHF 9.2 million was sold to a company related to a member of the Board of Directors. The sales price agreed to the market value which was determined by an independent appraiser assigned by Holcim.

As part of the employee share purchase plan, Holcim manages employees' shares, by selling and purchasing Holcim Ltd shares to and from employees and on the open market. As a result, the company purchased Holcim Ltd shares of CHF 0.7 million at stock price from members of the senior management.

40 Authorization of the financial statements for issuance

The consolidated financial statements were authorized for issuance by the Board of Directors of Holcim Ltd on February 24, 2006 and are subject to shareholder approval at the annual general meeting of shareholders scheduled for May 12, 2006.

[1] Based on the interest rate for first mortgages.

Principal companies of the Holcim Group

Region	Company	Place	Nominal share capital in 000		Consolidated participation
Europe	Holcim (Belgique) S.A.	Belgium	EUR	79,299	100.0%
	Holcim (France) S.A.S.	France	EUR	70,525	100.0%
	Holcim (España), S.A.	Spain	EUR	147,882	99.8%
	Holcim Trading SA	Spain	EUR	19,600	100.0%
	Holcim Services EMEA S.L.	Spain	EUR	250	100.0%
	Aggregate Industries UK Ltd	United Kingdom	GBP	32,891	100.0%
	Holcim (Deutschland) AG	Germany	EUR	47,064	88.9%
	Holcim (Baden-Württemberg) GmbH	Germany	EUR	6,450	96.0%
	Holcim (Schweiz) AG	Switzerland	CHF	142,200	100.0%
	Holcim (Italia) S.p.A.	Italy	EUR	26,000	100.0%
	Holcim Group Support Ltd	Switzerland	CHF	1,000	100.0%
	Holcim White Ltd	Switzerland	CHF	1,000	100.0%
	Holcim (Česko) a.s.	Czech Republic	CZK	486,297	96.3%
	Holcim (Slovensko) a.s.	Slovakia	SKK	1,275,068	98.0%
	Holcim Hungária Zrt.	Hungary	HUF	3,176,805	99.7%
	Holcim (Hrvatska) d.o.o.	Croatia	HRK	201,718	99.8%
	Holcim (Srbija) A.D.	Serbia	CSD	2,300,000	92.2%
	Holcim (Romania) S.A.	Romania	RON	205,268,057	99.7%
	Holcim (Bulgaria) AD	Bulgaria	BGN	7,194	100.0%
	Alpha Cement J.S.C.	Russia	RUB	8,298	74.1%
North America	Holcim (US) Inc.	USA	USD	0	100.0%
	Aggregate Industries Inc.	USA	USD	148,667	100.0%
	St. Lawrence Cement Inc.	Canada	CAD	145,111	63.5%
Latin America	Holcim Apasco S.A. de C.V.	Mexico	MXN	203,522	100.0%
	Cemento de El Salvador S.A. de C.V.	El Salvador	USD	78,178	64.2%
	Holcim (Nicaragua) S.A.	Nicaragua	NIO	44,250	41.9%
	Holcim (Costa Rica) S.A.	Costa Rica	CRC	8,604,056	59.8%
	Panamá Cement Holding S.A.[1]	Panama	USD	116,135	50.0%
	Caricement Antilles N.V.	Curaçao	USD	23,899	100.0%
	Cementos Colón S.A.[1]	Dominican Republic	DOP	165,000	35.5%
	Holcim (Colombia) S.A.	Colombia	COP	72,536,716	99.8%
	Holcim (Venezuela) C.A.	Venezuela	VEB	7,792,178	100.0%
	Holcim (Ecuador) S.A.	Ecuador	USD	81,924	83.5%
	Holcim (Brasil) S.A.	Brazil	BRL	338,428	99.9%
	Minetti S.A.	Argentina	ARS	352,057	75.8%
	Cemento Polpaico S.A.	Chile	CLP	5,992,807	54.3%

[1] Joint venture, proportionate consolidation (50%).

Principal companies of the Holcim Group

Region	Company	Place	Nominal share capital in 000		Consolidated participation
Africa Middle East	Holcim (Maroc) S.A.	Morocco	MAD	421,000	51.0%
	Holcim (South Africa) (Pty) Ltd	South Africa	ZAR	740,436	54.4%
	Egyptian Cement Company S.A.E.[1]	*Egypt*	EGP	812,000	43.7%
	Ciments de Guinée S.A.	Guinea	GNF	6,393,000	61.3%
	Société de Ciments et Matériaux	Ivory Coast	XOF	907,000	99.9%
	United Cement Company of Nigeria Ltd[1]	Nigeria	NGN	1,040,000	50.0%
	Holcim (Liban) S.A.L.	Lebanon	LBP	234,192,509	52.1%
	Holcim (Outre-Mer) S.A.S.	*La Réunion*	EUR	37,748	100.0%
	Aden Cement Enterprises Ltd.	Republic of Yemen	YER	106,392	100.0%
Asia Pacific	"Garadagh" Sement O.T.J.S.C.	Azerbaijan	AZM	159,064	89.4%
	Ambuja Cement Eastern Ltd.	India	INR	1,924,517	64.9%
	Holcim (Lanka) Ltd	Sri Lanka	LKR	4,656,167	99.6%
	Holcim (Bangladesh) Ltd	*Bangladesh*	BDT	120,000	82.9%
	Siam City Cement (Public) Company Limited[1]	Thailand	THB	2,500,000	35.7%
	Holcim Services (Asia) Ltd.	Thailand	THB	20,000	100.0%
	Holcim (Malaysia) Sdn Bhd	Malaysia	MYR	10,450	100.0%
	Holcim (Singapore) Pte. Ltd	Singapore	SGD	15,600	100.0%
	Holcim Trading Pte Ltd	Singapore	SGD	650	100.0%
	PT Holcim Indonesia Tbk.	Indonesia	IDR	3,831,450,000	78.2%
	Holcim (Vietnam) Ltd	Vietnam	USD	189,400	65.0%
	Holcim (Philippines) Inc.	Philippines	PHP	6,452,099	65.9%
	Cement Australia Holdings Pty Ltd[1]	Australia	AUD	0	50.0%
	Holcim (New Zealand) Ltd	New Zealand	NZD	30,000	100.0%

Principal listed Group companies

Region	Company	Place of listing	Market capitalization at December 31, 2005 in local currency		Security code number
Europe	Holcim (Deutschland) AG	Frankfurt	EUR	497 million	DE0005259006
North America	St. Lawrence Cement Inc.	Toronto	CAD	1,126 million[2]	CA7910601060
Latin America	Holcim (Costa Rica) S.A.	San José	CRC	72,704 million	CRINC00A0010
	Holcim (Ecuador) S.A.	Quito, Guayaquil	USD	684 million	ECP612411085
	Minetti S.A.	Buenos Aires	ARS	1,204 million	ARP6806N1051
	Cemento Polpaico S.A.	Santiago	CLP	193,583 million	CLP2216J1070
Africa Middle East	Holcim (Maroc) S.A.	Casablanca	MAD	5,284 million	MA0000010332
	Holcim (Liban) S.A.L.	Beirut	USD	422 million	Sicovam 921890
Asia Pacific	Ambuja Cement Eastern Ltd.	Mumbai	INR	10,142 million	INE073B01017
	Siam City Cement (Public) Company Limited	Bangkok	THB	84,000 million	TH0021010002
	PT Holcim Indonesia Tbk.	Jakarta	IDR	3,639,878 million	ID1000072309
	Holcim (Philippines) Inc.	Manila	PHP	28,389 million	PHY3232G1014

[1] Joint venture, proportionate consolidation (50%).

[2] Including all share classes.

Principal finance and holding companies

	Nominal share capital in 000		Consolidated participation
Holcim Ltd, Switzerland	CHF	459,851	100.0%
Holcibel S.A., Belgium	EUR	831,000	100.0%
Holcim Auslandbeteiligungs GmbH (Deutschland), Germany	EUR	2,556	100.0%
Holcim Beteiligungs GmbH (Deutschland), Germany	EUR	102,000	100.0%
Holcim Capital Corporation Ltd., Bermuda	USD	2,630	100.0%
Holcim Capital (Thailand) Ltd., Thailand	THB	1,100	100.0%
Holcim (Centroamérica) B.V., Netherlands	USD	655,019	100.0%
Holcim European Finance Ltd., Bermuda	EUR	25	100.0%
Holcim Finance (Australia) Pty Ltd, Australia	AUD	0	100.0%
Holcim Finance (Belgium) SA, Belgium	EUR	62	100.0%
Holcim Finance (Canada) Inc., Canada	CAD	0	100.0%
Holcim Finance (Luxembourg) SA, Luxemburg	EUR	1,900	100.0%
Holcim GB Finance Ltd., Bermuda	GBP	8	100.0%
Holcim (India) Private Limited, India	INR	18,625,447	100.0%
Holcim Investments (France) SAS, France	EUR	15,551	100.0%
Holcim Investments (Spain) S.L., Spain	EUR	60,003	100.0%
Holcim Overseas Finance Ltd., Bermuda	CHF	16	100.0%
Holcim Participations (UK) Limited, England	GBP	0	100.0%
Holcim Reinsurance Ltd., Bermuda	CHF	1,453	100.0%
Holderfin B.V., Netherlands	EUR	3,423	100.0%

Principal associated companies

Region	Company	Country of incorporation or residence	Participation
Europe	The Cyprus Cement Company Ltd.	Cyprus	16.1%
Latin America	Cementos Progreso S.A.	Guatemala	20.0%
	Cementos del Norte S.A. de C.V.	Honduras	24.2%
	Inversiones Pacasmayo SA	Peru	29.0%
Asia Pacific	Ardebil	Iran	44.6%
	The Associated Cement Companies Ltd.	India	33.6%
	Huaxin Cement Company Ltd.	China	26.1%

As Group auditors, we have audited the consolidated financial statements (consolidated statement of income, consolidated balance sheet, statement of changes in consolidated equity, consolidated cash flow statement and notes presented on pages 92 to 142) of Holcim Ltd for the year ended December 31, 2005. Certain financial statements of subsidiaries have been audited by other auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd



Christoph Dolensky
Swiss Certified Accountant
In charge of the audit



Jan A. Birgerson
Authorized Public Accountant
In charge of the audit

Zurich, February 24, 2006

Holcim (Belgique) S.A., Belgium

Chief Executive:	Bernard Kueng
Personnel:	1,672
Production capacity:	3.2 million t of cement
Obourg plant	□
Haccourt grinding plant	□
Shareholdings:	
Gralex S.A.	○
Holcim Bétons (Belgique) S.A.	△
Holcim Granulats (Belgique)	○
Holcim Betonmortel B.V.	△
Holcim Betonproducten B.V.	△
Holcim Grondstoffen B.V.	△
Scoribel S.A.	□

Holcim (France) S.A.S., France

Chief Executive:	Bernard Kueng
Personnel:	1,651
Production capacity:	5.6 million t of cement
Altkirch plant	□
Dannes plant	□
Héming plant	□
Lumbres plant	□
Rochefort plant	□
Ebange grinding plant	□
Shareholdings:	
Holcim Bétons (France) S.A.S.	△
Holcim Granulats (France) S.A.S.	○

Holcim (España), S.A., Spain

Chief Executive:	Saverio A. Banchini
Personnel:	1,847
Production capacity:	5.8 million t of cement
Carboneras plant	□
Gádor plant	□
Jerez plant	□
Lorca plant	□
Torredonjimeno plant	□
Yeles plant	□
Shareholdings:	
Holcim Aridos S.L.	○
Holcim Hormigones S.A.	△
Holcim Morteros S.A.	△

Holcim Trading SA, Spain

Chief Executive:	José Cantillana
Personnel:	95
Seaborne clinker and cement trading and others	△

Holcim Services EMEA S.L., Spain

Chief Executive:	Jan Babst
Personnel:	91
Information services Europe–Africa Middle East	△

Aggregate Industries Limited, United Kingdom

Chief Executive:	Bill Bolsover
Personnel:	31
Management services	△

Aggregate Industries UK Ltd, United Kingdom

Chief Executive:	Bill Bolsover
Personnel:	5,531
Bardon	○ △
Bardon Vectis	○ △
Bradstone/Stone Flair	△
Charcon	△
Concrete Developments	△
Express Asphalt	△
London Concrete	△
Masterblock	△
Ronez	○ △
Shareholding:	
Paragon Materials Ltd	△

□ Cement
○ Aggregates
△ Other construction materials and services

Holcim (Deutschland) AG, Germany

Chief Executive:	Karl Gernandt
Personnel:	904
Production capacity:	3.6 million t of cement
Höver plant	□
Lägerdorf plant	□
Bremen grinding plant	□
Shareholdings:	
Hannoversche Silo-Gesellschaft mbH	△
Holcim Beton und Zuschlagsstoffe GmbH	○ △
Kieswerke Borsberg GmbH & Co. KG	○
SBU Kieswerk Zeithain GmbH & Co. KG	○
SBU Sandwerke Dresden GmbH	○

Holcim (Baden-Württemberg) GmbH, Germany

Regional General Manager:	Carlo Gervasoni
Country Manager:	Reto Willimann
Personnel:	245
Production capacity:	1.5 million t of cement
Dotternhausen plant	□
Shareholding:	
Holcim Kies und Beton GmbH	○ △

Holcim (Schweiz) AG, Switzerland

Regional General Manager:	Carlo Gervasoni
Country Manager:	Kaspar Wenger
Personnel:	1,208
Production capacity:	3.5 million t of cement
Brunnen plant	□ ○
Eclépens plant	□
Siggenthal plant	□
Untervaz plant	□
Lorüns grinding plant, Austria	□
Shareholdings:	
Holcim BF+P SA	△
Holcim Gradisles SA	○
Holcim Kies und Beton AG	○ △
Holcim (Vorarlberg) GmbH, Austria	□

Holcim (Italia) S.p.A., Italy

Regional General Manager:	Carlo Gervasoni
Country Manager:	Domenico Salvadore
Personnel:	599
Production capacity:	4.1 million t of cement
Merone plant	□
Ternate plant	□
Morano grinding plant	□
Shareholdings:	
Eurofuels	□
Holcim Aggregati S.r.l.	○
Holcim Calcestruzzi S.r.l.	△
Holcim Prodotti Speciali S.p.A.	△

Holcim Group Support Ltd, Switzerland

Personnel:	651
Management services	△

Holcim White Ltd, Switzerland

Chief Executive:	Martin Ceccon
Personnel:	35
White and special cement trading	△

Holcim (Česko) a.s., Czech Republic

Regional General Manager:	Kurt Habersatter
Country Manager:	Roland van Wijnen
Personnel:	386
Production capacity:	1.3 million t of cement
Prachovice plant	□
Aggregates operations	○
Ready-mix concrete operations	△
Shareholdings:	
Lom Klecany s.r.o	△
Transbeton Skanska s.r.o	△

Holcim (Slovensko) a.s., Slovakia

Regional General Manager:	Kurt Habersatter
Country Manager:	Roland van Wijnen
Personnel:	688
Production capacity:	2.5 million t of cement
Rohožník plant	□
Aggregates operations	○
Ready-mix concrete operations	△
Shareholdings:	
B & W Auslandsbeteiligung GmbH	△
Hirostavbet s.r.o	△
Holcim (Wien) GmbH, Austria	□

Holcim Hungária Zrt., Hungary

Regional General Manager:	Kurt Habersatter
Country Manager:	Richard Skene
Personnel:	617
Production capacity:	2.1 million t of cement
Hejöcsaba plant	□
Lábatlan plant	□
Aggregates operations	○
Ready-mix concrete operations	△

Holcim (Hrvatska) d.o.o., Croatia

Regional General Manager:	Kurt Habersatter
Country Manager:	Albert Szabo
Personnel:	237
Production capacity:	1.0 million t of cement
Koromačno plant	□
Ready-mix concrete operations	△
Shareholding:	
IGM Kamenolom Očura d.o.o.	○

Holcim (Srbija) A.D., Serbia

Regional General Manager:	Kurt Habersatter
Country Manager:	Darko Krizan
Personnel:	707
Production capacity:	1.4 million t of cement
Novi Popovac plant	□

Holcim (Romania) S.A., Romania

Regional General Manager:	Kurt Habersatter
Country Manager:	Markus Wirth
Personnel:	1,282
Production capacity:	4.9 million t of cement
Alesd plant	□
Campulung plant	□
Turda plant	□
Aggregates operations	○
Ready-mix concrete operations	△

Holcim (Bulgaria) AD, Bulgaria

Regional General Manager:	Kurt Habersatter
Country Manager:	Todor Kostov
Personnel:	870
Production capacity:	2.3 million t of cement
Beli Izvor plant	□
Pleven plant	□
Shareholdings:	
Holcim Karierni Materiali AD	○
Karieri Plovdiv AD	○
Komars AD	△

Alpha Cement J.S.C., Russia

Regional General Manager:	Gareth Babbs
Country Manager:	Mikhail V. Bogush
Personnel:	1,866
Production capacity:	4.5 million t of cement
Shurovo plant	□
Volsk plant	□

□ Cement
○ Aggregates
△ Other construction materials and services

Holcim (US) Inc., USA

Chief Executive:	Patrick Dolberg
Personnel:	2,353
Production capacity:	17.5 million t of cement
Ada plant	□
Artesia plant	□
Clarksville plant	□
Devil's Slide plant	□
Dundee plant	□
Holly Hill plant	□
Mason City plant	□
Midlothian plant	□
Portland plant	□
Theodore plant	□
Trident plant	□
Birmingham grinding plant	□
Chicago grinding plant	□
Weirton grinding plant	□

Aggregate Industries Inc., USA

Chief Executive:	Bill Bolsover
COO:	Louis Beauchemin
Personnel:	4,763
Central Region	○ △
Mid Atlantic Region	○ △
North Central Region	○ △
North East Region	○ △
South West Region	○ △
West Central Region	○ △

St. Lawrence Cement Inc., Canada

Chief Executive:	Philippe Arto
Personnel:	3,251
Production capacity:	4.8 million t of cement
Joliette plant	□
Mississauga plant	□
Shareholdings:	
Demix group	○ △
Dufferin group	○ △
St. Lawrence Cement, USA	□

Holcim Apasco S.A. de C.V., Mexico

Chief Executive:	Pierre A. Froidevaux
Personnel:	3,581
Production capacity:	11.2 million t of cement
Acapulco plant	□
Apaxco plant	□
Macuspana plant	□
Orizaba plant	□
Ramos Arizpe plant	□
Tecomán plant	□
Shareholdings:	
Cementos Apasco S.A. de C.V.	□
Concretos Apasco S.A. de C.V.	△
Gravasa S.A. de C.V.	○

Cemento de El Salvador S.A. de C.V., El Salvador

Chief Executive:	Ricardo A. Chavez Caparroso
Personnel:	733
Production capacity:	1.7 million t of cement
El Ronco plant	□
Maya plant	□
Shareholdings:	
Bolsas de Centroamérica S.A. de C.V.	△
Concretera Salvadoreña S.A. de C.V.	△
Pedrera de El Salvador S.A. de C.V.	○

Holcim (Nicaragua) S.A., Nicaragua

Chief Executive:	Sergio Egloff
Personnel:	77
Production capacity:	0.3 million t of cement
Nagarote grinding plant	□

Holcim (Costa Rica) S.A., Costa Rica

Chief Executive:	Sergio Egloff
Personnel:	843
Production capacity:	1.5 million t of cement
Cartago plant	□
Shareholdings:	
Hidroeléctrica Aguas Zarcas S.A.	△
Holcim Concretera S.A.	△
Productos de Concreto S.A.	△
Quebradores Cerro Minas S.A.	○
Quebrador Ochomogo S.A.	○

Panamá Cement Holding S.A., Panama

Chief Executive:	Sergio Egloff
Personnel:	355
Production capacity:	0.7 million t of cement
Quebrancha grinding plant	□
Shareholdings:	
Cemento Panamá Comercializadora S.A.	□
Concreto S.A.	△
Corporación Incem S.A.	□
Grava S.A.	○
Tubos de Tocumen S.A.	△

Caricement Antilles N.V., Curaçao

Chief Executive:	Carlos Gutierrez-Marcet
Personnel:	36
Antilles terminals	□

Cementos Colón S.A., Dominican Republic

Chief Executive:	Carlos Gutierrez-Marcet
Personnel:	95
Production capacity:	0.6 million t of cement
Najayo grinding plant	□

Holcim (Colombia) S.A., Colombia

Chief Executive:	Andreas Leu
Personnel:	699
Production capacity:	1.5 million t of cement
Nobsa plant	□
Aggregates operations	○
Ready-mix concrete operations	△

Holcim (Venezuela) C.A., Venezuela

Chief Executive:	Andreas Leu
Country Manager:	Gustavo Romero
Personnel:	591
Production capacity:	2.8 million t of cement
Cumarebo plant	□
San Sebastián plant	□
Aggregates operations	○
Ready-mix concrete operations	△

Holcim (Ecuador) S.A., Ecuador

Chief Executive:	Andreas Leu
Country Manager:	Carlos Repetto
Personnel:	775
Production capacity:	3.5 million t of cement
Cerro Blanco plant	□
San Rafael grinding plant	□
Aggregates operations	○
Ready-mix concrete operations	△
Shareholding:	
Distribuidora Rocafuerte (Disensa) S.A.	△

Holcim (Brasil) S.A., Brazil

Chief Executive:	Carlos Bühler
Personnel:	1,515
Production capacity:	5.3 million t of cement
Barroso plant	□
Cantagalo plant	□
Pedro Leopoldo plant	□
Vitória grinding plant	□
Shareholdings:	
Concretex	△
Pedreiras Cantareira	○

Minetti S.A., Argentina

Chief Executive:	Eduardo Kretschmer
Country Manager:	Otmar Hübscher
Personnel:	804
Production capacity:	4.1 million t of cement
Capdeville plant	□
Córdoba plant	□
Puesto Viejo plant	□
Campana grinding plant	□
Shareholdings:	
Hormix S.A.	△
Transmix S.A.C.I.y.C.	△

□ Cement

○ Aggregates

△ Other construction materials and services

Cemento Polpaico S.A., Chile

Chief Executive:	Eduardo Kretschmer
Country Manager:	Oscar Parada
Personnel:	1,025
Production capacity:	2.3 million t of cement
Cerro Blanco plant	□
Coronel grinding plant	□
Mejillones grinding plant	□
Shareholding:	
Pétreos S.A.	○ △

Holcim (Maroc) S.A., Morocco

Chief Executive:	Dominique Drouet
Personnel:	560
Production capacity:	3.2 million t of cement
Oujda plant	□
Ras El Ma plant	□
Nador grinding plant	□
Shareholdings:	
Ecoval	□
Holcim Bétons	△
Holcim Granulats	○

Holcim (South Africa) (Pty) Ltd, South Africa

Chief Executive:	Karl Meissner-Roloff
Personnel:	2,485
Production capacity:	4.1 million t of cement
Dudfield plant	□
Ulco plant	□
Roodepoort grinding plant	□
Aggregates operations	○
Ready-mix concrete operations	△
Shareholding:	
Tanga Cement Company Ltd., Tanzania	□

Egyptian Cement Company S.A.E., Egypt

Chief Executive:	Nassef Sawiris
Personnel:	1,232
Production capacity:	7.1 million t of cement
El Soukhna plant	□

Ciments de Guinée S.A., Guinea

Chief Executive:	Patrice Chanton
Personnel:	243
Production capacity:	0.5 million t of cement
Conakry grinding plant	□

Société de Ciments et Matériaux, Ivory Coast

Chief Executive:	Johan Pachler
Personnel:	180
Production capacity:	0.8 million t of cement
Abidjan grinding plant	□

United Cement Company of Nigeria Ltd, Nigeria

Chief Executive:	Joe C. Pemberton
Personnel:	259
Production capacity:	0.3 million t of cement
Calabar grinding plant	□

Holcim (Liban) S.A.L., Lebanon

Chief Executive:	Vincent Bouckaert
Personnel:	379
Production capacity:	2.2 million t of cement
Chekka plant	□
Shareholdings:	
Holcim Béton S.A.L.	△
Société Libanaise des Ciments Blancs	□
Bogaz Endustri ve Madencilik, Northern Cyprus	□

Holcim (Outre-Mer) S.A.S., La Réunion

Chief Executive:	Andreas Rogenmoser
Personnel:	588
Production capacity:	0.8 million t of cement
Shareholdings:	
Holcim Madagascar S.A.	□
Holcim (Nouvelle Calédonie) S.A.	□
Holcim (Réunion) S.A.	□

Aden Cement Enterprises Ltd., Republic of Yemen

Chief Executive:	Jaafar Skalli
Personnel:	135
Aden terminal	□

"Garadagh" Sement O.T.J.S.C., Azerbaijan

Regional General Manager:	Gareth Babbs
Country Manager:	Uwe Koehler
Personnel:	529
Production capacity:	1.6 million t of cement
Garadagh plant	□

Ambuja Cement Eastern Ltd., India

Chief Executive:	Ramit Budhraja
Personnel:	1,172
Production capacity:	2.0 million t of cement
Bhatapara plant	□
Sankrail grinding plant	□

Holcim (Lanka) Ltd, Sri Lanka

Chief Executive:	Peter Spirig
Personnel:	619
Production capacity:	1.5 million t of cement
Palavi plant	□
Shareholdings:	
Galle Cement Company Ltd.	□
Ruhunu Cement Company Ltd.	□

Holcim (Bangladesh) Ltd, Bangladesh

Chief Executive:	Pn Iyer
Personnel:	581
Production capacity:	1.3 million t of cement
Menghnaghat grinding plant	□
Mongla grinding plant	□
Shareholdings:	
Cemcor Limited	△
Saiham Cement Industries Ltd	□
United Cement Industries Limited	□

Siam City Cement (Public) Company Limited, Thailand

Chief Executive:	Leo Mittelholzer
Personnel:	3,630
Production capacity:	14.8 million t of cement
Saraburi plants	□
Shareholdings:	
Conwood Co. Ltd.	△
Siam City Concrete Co. Ltd.	△

Holcim Services (Asia) Ltd., Thailand

Chief Executive:	Felix Hoechner
Personnel:	76
Information services Asia-Pacific	△

Holcim (Malaysia) Sdn Bhd, Malaysia

Chief Executive:	Joe Khor
Personnel:	78
Production capacity:	1.2 million t of cement
Pasir Gudang grinding plant	□

Holcim (Singapore) Pte. Ltd, Singapore

Chief Executive:	Joe Khor
Personnel:	87
Ready-mix concrete operations	△

PT Holcim Indonesia Tbk., Indonesia

Chief Executive:	Tim Mackay
Personnel:	3,165
Production capacity:	9.6 million t of cement
Cilacap plant	□
Narogong plant	□
Shareholdings:	
PT Holcim Beton	○ △
PT Wahana Transtama	□

Holcim (Vietnam) Ltd, Vietnam

Chief Executive:	Aidan Lynam
Personnel:	1,057
Production capacity:	3.9 million t of cement
Hon Chong plant	□
Cat Lai grinding plant	□
Thi Vai grinding plant	□

□ Cement
○ Aggregates
△ Other construction materials and services

Holcim (Philippines) Inc., Philippines

Chief Executive:	Paul O'Callaghan
Personnel:	1,347
Production capacity:	9.9 million t of cement
Bulacan plant	□
Davao plant	□
La Union plant	□
Lugait plant	□
Mabini grinding plant	□
Shareholdings:	
Calamba Aggregates Co. Inc.	○
Northern Mindanao Transport Company	□
Trans Asia Power Corporation	△

Cement Australia Holdings Pty Ltd, Australia

Chief Executive:	Chris Leon
Personnel:	1,502
Production capacity:	3.6 million t of cement
Gladstone plant	□
Kandos plant	□
Railton plant	□
Rockhampton plant	□
Bulwer Island grinding plant	□
Shareholdings:	
Australian Steel Mill Services Pty Ltd.	△
Cement Australia Packaged Products Pty Ltd.	□
Cornwall Coal Company	△
Pacific Lime Pty Ltd.	△
Pozzolanic Industries Pty Ltd.	□

Holcim (New Zealand) Ltd, New Zealand

Chief Executive:	Rex Williams
Personnel:	768
Production capacity:	0.6 million t of cement
Westport plant	□
Christchurch grinding plant	□
Aggregates operations	○
Ready-mix concrete operations	△
Shareholdings:	
AML Ltd.	△
McDonald's Lime Ltd.	△
Millbrook Quarries Ltd	○
Peninsula Concrete Ltd.	□

Statement of income Holcim Ltd

Million CHF	2005	2004
Financial income	460.6	485.7
Other ordinary income	24.4	8.3
Extraordinary income	12.1	0
Total income	**497.1**	**494.0**
Financial expenses	(82.3)	(59.8)
Other ordinary expenses	(29.3)	(26.9)
Change in provisions and valuation adjustments on financial investments	(5.0)	(60.0)
Taxes	(5.9)	(5.2)
Total expenses	**(122.5)**	**(151.9)**
Net income	**374.6**	**342.1**

Balance sheet Holcim Ltd as at December 31

Million CHF	2005	2004
Cash and cash equivalents	272.4	785.1
Accounts receivable – Group companies	98.1	134.0
Accounts receivable – third parties	5.3	4.2
Prepaid expenses and other current assets	8.3	5.2
Total current assets	**384.1**	**928.5**
Loans – Group companies	991.7	1,798.7
Financial investments – Group companies	7,736.9	6,646.0
Other financial investments	3.5	11.0
Total long-term assets	**8,732.1**	**8,455.7**
Total assets	**9,116.2**	**9,384.2**
Current financing liabilities – Group companies	200.6	195.8
Other current liabilities	19.4	17.2
Total short-term liabilities	**220.0**	**213.0**
Long-term financing liabilities – Group companies	90.9	459.2
Debentures	1,000.0	1,000.0
Long-term provisions	2,186.4	2,181.4
Total long-term liabilities	**3,277.3**	**3,640.6**
Total liabilities	**3,497.3**	**3,853.6**
Share capital	459.9	459.9
Legal reserves		
– Ordinary reserve	4,399.6	3,974.7
– Reserve for treasury shares	59.3	484.2
Free reserve	262.8	262.8
Retained earnings	437.3	349.0
Total shareholders' equity	**5,618.9**	**5,530.6**
Total liabilities and shareholders' equity	**9,116.2**	**9,384.2**

Change in shareholders' equity Holcim Ltd

Million CHF	Share capital	Ordinary reserve	Reserve for treasury shares	Free reserve	Retained earnings	Total
January 1, 2004	**402.4**	**2,605.1**	**443.4**	**262.8**	**231.5**	**3,945.2**
Capital increase	57.5					57.5
Capital surplus		1,410.4				1,410.4
Increase reserve for treasury shares		(40.8)	40.8			0
Dividends					(224.6)	(224.6)
Net income of the year					342.1	342.1
December 31, 2004	**459.9**	**3,974.7**	**484.2**	**262.8**	**349.0**	**5,530.6**
January 1, 2005	**459.9**	**3,974.7**	**484.2**	**262.8**	**349.0**	**5,530.6**
Capital increase						0
Capital surplus						0
Decrease reserve for treasury shares		424.9	(424.9)			0
Dividends					(286.3)	(286.3)
Net income of the year					374.6	374.6
December 31, 2005	**459.9**	**4,399.6**	**59.3**	**262.8**	**437.3**	**5,618.9**

Data as required under Articles 663b and c of the Swiss Code of Obligations

Contingent liabilities	31.12.2005	31.12.2004
Million CHF		
Holcim Capital Corporation Ltd.		
Guarantees in respect of holders of		
5.125% CHF 125 million bonds due in 2005	0	140
5% CHF 150 million bonds due in 2006	165	165
6.35% USD 249 million private placement due in 2006	338[1]	302
3.75% CHF 200 million bonds due in 2007	215	215
5.83% USD 35 million private placement due in 2007	48[1]	43
6.6% USD 168 million private placement due in 2008	236[1]	213
5.93% USD 105 million private placement due in 2009	147[1]	132
7.05% USD 358 million private placement due in 2011	534[1]	480
6.59% USD 165 million private placement due in 2014	249[1]	221
0% USD 615.865 million convertible bonds due in 2017	810[1]	700
7.65% USD 50 million private placement due in 2031	96[1]	80
Holcim Capital (Thailand) Ltd.		
Guarantees in respect of holders of		
6.12% THB 3,000 million bonds due in 2008	106[2]	0
6.48% THB 2,150 million bonds due in 2010	76[2]	0
6.69% THB 2,450 million bonds due in 2012	87[2]	0
Holcim Finance (Australia) Pty Ltd		
Guarantees in respect of holders of		
5.5% AUD 150 million bonds due in 2006	148[3]	137
6.14% AUD 110 million bonds due in 2006	108[3]	100
Holcim Finance (Belgium) SA		
Commercial Paper Program, guarantee based on utilization, EUR 500 million maximum	286[4]	532
Holcim Finance (Canada) Inc.		
Guarantees in respect of holders of		
5.86% CAD 105 million private placement due in 2007	124[5]	107
6.91% CAD 10 million private placement due in 2017	14[5]	12
Holcim Finance (Luxembourg) SA		
Guarantees in respect of holders of		
2.55% EUR 50 million bonds due in 2006	86[4]	85
4.375% EUR 750 million bonds due in 2010	1,286[4]	1,275
4.375% EUR 600 million bonds due in 2014	1,029[4]	1,020
Holcim Overseas Finance Ltd.		
Guarantees in respect of holders of		
1% CHF 600 million convertible bonds due in 2012	719	719
Guarantees for committed credit lines, utilization CHF 3,257 million	5,300	0
Other guarantees, utilization CHF 85 million	753	0

Holcim Ltd is part of a value added tax group and therefore jointly liable to the federal tax department for the value added tax liabilities of the other members.

[1] Exchange rate USD: CHF 1.3159.
[2] Exchange rate THB: CHF 0.0321.
[3] Exchange rate AUD: CHF 0.9603.
[4] Exchange rate EUR: CHF 1.5587.
[5] Exchange rate CAD: CHF 1.1294.

Issued bonds

The outstanding bonds and private placements as at December 31, 2005 are listed on pages 126 and 127.

Principal investments

The principal direct and indirect investments of Holcim Ltd are listed under the heading "Principal companies" on pages 140 to 142.

Treasury shares		Number	Price per share in CHF	Million CHF
01.01.04	Treasury shares	5,958,869	74.42	443.4
01.01. to 31.12.04	Movement	827,881	55.37	40.8
31.12.04	Treasury shares	6,786,750	71.35	484.2
01.01.05	Treasury shares	6,786,750	71.35	484.2
01.01. to 31.12.05	Movement	(5,957,752)	72.98	(424.9)
31.12.05	Treasury shares	828,998	71.58	59.3

Conditional share capital		Number	Price per share in CHF	Million CHF
01.01.04	Conditional shares par value	14,007,875	2.00	28.0
01.01. to 31.12.04	Movement	0	0	0
31.12.04	Conditional shares par value	14,007,875	2.00	28.0
01.01.05	Conditional shares par value	14,007,875	2.00	28.0
01.01. to 31.12.05	Movement	0	0	0
31.12.05	Conditional shares par value	14,007,875	2.00	28.0

Share interests of Board of Directors and senior management

As at December 31, 2005, the members of the Board of Directors and the senior management of Holcim held directly and indirectly in the aggregate 50,840,808 (2004: 50,848,168) registered shares and no rights to acquire further registered shares and 499,571 (2004: 526,436) call options on registered shares.

Important shareholders[1]

As at December 31, 2005, Thomas Schmidheiny directly and indirectly held 50,583,614 or 22 percent (2004: 50,610,061 or 22.01 percent) registered shares.[2]

Capital Group Companies Inc. held 22,959,356 or 9.99 percent shares as at October 18, 2005.

The information disclosed complies with all Swiss legal requirements. Further information can be found in the Corporate Governance chapter on pages 60 to 81.

[1] Shareholding of more than 5 percent.

[2] Included in share interests of Board of Directors and senior management.

Dividend-bearing share capital	2005		2004	
Shares	Number	Million CHF	Number	Million CHF
Registered shares of CHF 2 par value	229,925,518	459.9	229,925,518	459.9
Total	**229,925,518**	**459.9**	**229,925,518**	**459.9**

Appropriation of retained earnings		
CHF		
Retained earnings brought forward	62,649,531	6,909,219
Net income of the year	374,641,650	342,089,304
Retained earnings	**437,291,181**	**348,998,523**
The Board of Directors proposes to the annual general meeting of shareholders of May 12, 2006 in Dübendorf the following appropriation:		
Gross dividend[1]	(378,009,258)	(286,348,992)
Balance to be carried forward	**59,281,923**	**62,649,531**

This results in the following dividend per share:

Dividend	Gross	Net[2]
Registered share	CHF 1.65	CHF 1.0725

On May 17, 2006, the dividend on registered shares will be paid in accordance with shareholders' instructions.

[1] No dividend is paid on treasury shares held by Holcim. On January 1, 2006, treasury holdings amounted to 828,998 registered shares.
[2] After deduction of 35 percent withholding tax.

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes presented on pages 152 to 157) of Holcim Ltd for the year ended December 31, 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd





Christoph Dolensky
Swiss Certified Accountant
In charge of the audit

Jan A. Birgerson
Authorized Public Accountant
In charge of the audit

Zurich, February 24, 2006

		2005	2004[1]	2003[1]	2002[1]	2001[1]
Statement of income						
Net sales	Million CHF	18,468	13,215	12,600	13,010	13,644
Gross profit	Million CHF	8,769	6,598	6,036	6,243	6,490
Operating EBITDA	*Million CHF*	4,627	3,588	3,311	3,341	3,335
Operating EBITDA margin	%	25.1	27.2	26.3	25.7	24.4
EBITDA	Million CHF	4,757	3,619	3,383	3,399	3,574
Operating profit	Million CHF	3,316	2,251	1,925	1,903	1,945
Operating profit margin	%	18.0	17.0	15.3	14.6	14.3
Depreciation and amortization	Million CHF	1,339	1,444	1,446	1,545	1,417
EBIT	Million CHF	3,418	2,175	1,937	1,854	2,157
Income taxes	Million CHF	865	510	510	493	433
Tax rate	%	32.2	31.3	35.5	37.4	29.6
Net income	Million CHF	1,818	1,120	928	826	1,031
Net income margin	%	9.8	8.5	7.4	6.4	7.6
Net income – equity holders of Holcim Ltd	Million CHF	1,540	881	682	535	812
Cash flow statement						
Cash flow from operating activities	Million CHF	3,405	2,622	2,619	2,388	2,402
Cash flow margin	%	18.4	19.8	20.8	18.4	17.6
Investments in property, plant and equipment for maintenance	Million CHF	879	755	802	843	855
Investments in property, plant and equipment for expansion	Million CHF	607	368	490	409	875
Financial investments net	Million CHF	4,853	1,279	442	245	1,949
Balance sheet						
Current assets	Million CHF	8,849	7,396	6,028	6,460	6,367
Long-term assets	Million CHF	29,262	18,454	18,786	18,989	20,666
Total assets	Million CHF	38,111	25,850	24,814	25,449	27,033
Short-term liabilities	Million CHF	6,782	5,350	5,224	5,168	5,258
Long-term liabilities	Million CHF	17,079	9,839	10,127	10,878	11,403
Total shareholders' equity	Million CHF	14,250	10,661	9,463	9,403	10,372
Shareholders' equity as % of total assets		37.4	41.2	38.1	36.9	38.4
Minority interest	Million CHF	2,783	2,178	2,666	2,867	2,741
Net financial debt	Million CHF	12,693	6,846	8,324	8,878	9,768
Capacity, sales and personnel						
Annual production capacity cement	Million t	160.4	154.1	145.2	141.9	121.2
Sales of cement	Million t	110.6	102.1	94.3	90.5	84.3
Sales of mineral components	Million t	5.5	4.4	3.2	3.2	3.1
Sales of aggregates	Million t	169.3	104.2	95.9	92.1	89.5
Sales of ready-mix concrete	*Million m³*	38.2	29.3	27.0	25.3	25.5
Personnel	31.12.	59,901	46,909	48,220	51,115	47,362
Financial ratios						
Return on equity[2]	%	15.4	11.5	10.2	7.6	11.0
Gearing[3]	%	89.1	64.2	88.0	94.4	94.2
Funds from operations[4]/net financial debt	%	24.9	37.5	28.5	26.7	25.1
EBITDA net interest coverage	×	6.0	6.8	6.8	6.2	5.5
EBIT net interest coverage	×	4.3	4.1	3.9	3.4	3.3

[1] Restated in line with new and revised IFRS, effective January 1, 2005.
[2] Excludes minority interest.
[3] *Net financial debt divided by total shareholders' equity.*
[4] Net income plus depreciation and amortization.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance. Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document. Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

phaeno – the experimental landscape

It was new architectural territory for which the right building material first had to be developed. Taking four years to complete, the phaeno Science Center opened at the end of 2005, and has since attracted thousands of inquisitive visitors to Wolfsburg. Holcim Germany was instrumental in developing the self-compacting concrete used to implement star architect Zaha Hadid's bold design.

Photo:
Manfred Zimmermann, Euromediahouse GmbH, Germany
(cover, pages 8 and 22)

Holcim Ltd
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Phone +41 58 858 86 00
info@holcim.com
www.holcim.com


…ence Center Wolfsburg

Holcim is a worldwide leading supplier of cement and aggregates as well as downstream activities such as ready-mix concrete and asphalt including services. The Group is present in more than 70 countries on all continents.

